   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 27, 1996

                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                      WEIDER NUTRITION INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            5149                           87-0563574
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                            ------------------------

                                                      ROBERT K. REYNOLDS, EXECUTIVE VICE PRESIDENT,
                                                          CHIEF OPERATING OFFICER AND SECRETARY
                                                          WEIDER NUTRITION INTERNATIONAL, INC.
               1960 SOUTH 4250 WEST                               1960 SOUTH 4250 WEST
          SALT LAKE CITY, UTAH 84104-4836                    SALT LAKE CITY, UTAH 84104-4836
                  (801) 975-5000                                     (801) 975-5000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE          (NAME, ADDRESS, INCLUDING ZIP CODE, AND
   NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S          TELEPHONE NUMBER, INCLUDING AREA CODE,
           PRINCIPAL EXECUTIVE OFFICES)                           OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                  ROGER H. KIMMEL                                  LOUIS M. CASTRUCCIO
                 LATHAM & WATKINS                                  IRELL & MANELLA LLP
                 885 THIRD AVENUE                          1800 AVENUE OF THE STARS, SUITE 900
             NEW YORK, NEW YORK 10022                      LOS ANGELES, CALIFORNIA 90067-4276
                  (212) 906-1200                                     (310) 277-1010

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                                              MAXIMUM
                                                        PROPOSED MAXIMUM     AGGREGATE
       TITLE OF EACH CLASS OF           AMOUNT TO BE     OFFERING PRICE       OFFERING        REGISTRATION
    SECURITIES TO BE REGISTERED        REGISTERED(1)      PER SHARE(2)        PRICE(2)            FEE
- ------------------------------------------------------------------------------------------------------------
Class A Common Stock, $.01 par
  value.............................          shares     $                  $103,500,000        $35,690
============================================================================================================

(1) Includes shares that the U.S. Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 1996

                                            Shares
                                                                          [LOGO]

                      WEIDER NUTRITION INTERNATIONAL, INC.
                              Class A Common Stock
                                ($.01 par value)

                               ------------------

 All of the shares of Class A Common Stock, par value $.01 (the "Class A Common Stock"), of Weider Nutrition International, Inc. (the "Company") offered here-
  by are being sold by the Company. Of the     shares of Class A Common Stock
   being offered,           shares are initially being offered in the United
   States and Canada (the "U.S. Shares") by the U.S. Underwriters (the "U.S.
    Offering") and           shares are initially being concurrently offered
    outside the United States and Canada (the "International Shares") by the
     Managers (the "International Offering" and, together with the U.S. Of-fering, the "Offerings"). The offering price and underwriting dis-counts and commissions of the U.S. Offering and the International
                            Offering are identical.

 Prior to the Offerings, there has been no public market for the Class A Common
    Stock. It is currently estimated that the initial public offering price
      will be between $     and $     per share. For information relating
       to the factors to be considered in determining the initial public offering price of the Class A Common Stock, see "Underwriting."

   Application has been made to list the Class A Common Stock on the New York
                     Stock Exchange under the symbol "WNI."

                               ------------------

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION
       WITH AN INVESTMENT IN THE CLASS A COMMON STOCK, SEE "RISK FACTORS"
                              BEGINNING ON PAGE 7.

                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
                 EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                   Underwriting
                                                    Price to      Discounts and     Proceeds to
                                                     Public        Commissions     the Company(1)
                                                 --------------   --------------   --------------
Per Share....................................          $                $                $
Total(2).....................................     $                $                $

(1) Before deducting expenses payable by the Company estimated at $          .

(2) The Company has granted to the U.S. Underwriters and the Managers an option, exercisable by CS First Boston Corporation for 30 days from the date of this
    prospectus, to purchase a maximum of           additional shares to cover
    over-allotments of shares. If the option is exercised in full, the total
    Price to Public will be $          , Underwriting Discounts and Commissions
    will be $          , and Proceeds to the Company will be $          .

                               ------------------

     The U.S. Shares are offered by the several U.S. Underwriters when, as and if issued by the Company, delivered to and accepted by the U.S. Underwriters and subject to their right to reject orders in whole or in part. It is expected that
the U.S. Shares will be ready for delivery on or about           , 1996, against
payment in immediately available funds.

CS First Boston
                              Salomon Brothers Inc
                                                               Hambrecht & Quist

                The date of this Prospectus is           , 1996

                                                                   [US OFFERING]

                                   [ARTWORK]

     IN CONNECTION WITH THE OFFERINGS, CS FIRST BOSTON CORPORATION ON BEHALF OF THE U.S. UNDERWRITERS AND THE MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     DURING THE OFFERINGS, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK OF THE COMPANY PURSUANT TO EXEMPTIONS CONTAINED IN RULES 10b-6, 10b-7 AND 10b-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained herein assumes no exercise by the U.S. Underwriters' of their over-allotment option. Unless the context otherwise requires, all references to the "Company" mean Weider Nutrition International, Inc. and its subsidiaries and all references to "Weider" or the "Parent" mean Weider Health and Fitness, the principal stockholder of the Company. All references to numbers of shares of Common Stock reflect a __-for-one stock split to be effected through an exchange of all outstanding common stock of Weider Nutrition Group, Inc. ("Weider Nutrition") for common stock of the Company.

                                  THE COMPANY

     The Company is a leading manufacturer of branded and private label nutritional supplements and is a leading marketer of multiple brands of nutritional supplements through multiple distribution channels. The Company manufactures a broad range of capsules and tablets, powdered drink mixes, bottled beverages and nutrition bars and markets branded products in four principal categories: sports nutrition; vitamins, minerals and herbs; diet; and healthy snacks. The Company markets its branded products through each key distribution channel and is one of the leading marketers of nutritional supplement products to the mass volume retail channel, one of the most significant and growing distribution channels in the nutritional supplement industry. Consistent with management's multi-channel strategy, sales of the Company's products in fiscal 1996 were balanced among mass volume retailers, health food stores and a combination of other channels, including health clubs and gyms, international markets and private label manufacturing. Industry sources estimate the principal domestic markets in which the Company's products compete totalled approximately $4.6 billion in 1994 and grew at a compound annual growth rate of approximately 12% from 1991 through 1994. Because of the Company's broad portfolio of leading brands, multiple distribution channels and state-of-the art manufacturing capabilities, the Company believes that it is uniquely positioned to capitalize on the anticipated growth in the nutritional supplement industry.

     The Company's products are currently sold in over 38,000 retail outlets in all 50 states. The Company's customers in the mass volume retail channel include: mass merchandisers -- Wal-Mart, Target and Kmart; drug stores -- Walgreens, CVS, American Drug and Thrifty/Payless; warehouse clubs -- Price Costco and Sam's Club; and supermarkets -- Albertson's, Giant and Ralphs. The Company services the health food market by distributing its products to General Nutrition Center ("GNC") and the leading health food distributors (such as Tree-of-Life, Stow Mills and Nature's Best). The Company also sells through other distribution channels, including its network of exclusive distributors to health clubs and gyms (such as Bally's Health and Fitness and Gold's Gym), international markets, and private label manufacturing for other nutritional supplement companies. The Company pursues a multi-channel distribution strategy in order to participate in the growth being experienced in each of these channels, thereby increasing its overall share of the nutritional supplement market. The Company also distributes its products to all major markets worldwide.

     As part of its multi-brand, multi-channel strategy, the Company has created a portfolio of recognized brands designed for specific distribution channels. The Company manufactures and markets over 1,340 products and has over 1,750 SKUs. The positioning of the Company's brand names is supported by significant advertising and marketing expenditures as well as the Company's historic association with the Weider name.

As a result, the Company believes that it has many of the leading brands in the nutritional supplement industry. The following table identifies the Company's 12 leading brands and illustrates the Company's multi-brand, multi-channel strategy:


BRAND                        PRIMARY CHANNEL              PRIMARY CATEGORY
- -----                        ---------------              ----------------
Great American               Mass volume retailers        Vitamins and diet
  Nutrition(TM)
Joe Weider Signature(TM)     Mass volume retailers        Sports nutrition and diet
Prime Time(TM)               Mass volume retailers        Vitamins and diet
Tiger's Milk(TM)             Mass volume retailers        Healthy snacks
Fi-Bar(TM)                   Mass volume retailers        Healthy snacks
Schiff(TM)                   Health food stores           Vitamins and diet
Metaform(TM)                 Health food stores           Sports nutrition and diet
Victory(TM)                  Health food stores           Sports nutrition
Mega Mass(TM)                Health food stores           Sports nutrition
Excel(TM)                    Health food stores           Vitamins and diet
American Body Building(TM)   Health clubs and gyms        Sports nutrition and diet
Steel Bar(TM)                Health clubs and gyms        Sports nutrition

     To support its multi-brand, multi-channel strategy, the Company will continue to invest in research and development and state-of-the-art manufacturing and distribution facilities. The Company's research and development group has successfully developed new brands targeted to specific consumers, such as Great American Nutrition and Metaform, and new products, such as Schiff 's Melatonin and Whole Food Phytonutrients. In addition, the Company manufactures over 80% of its branded products and is building additional state-of-the-art facilities that it believes will more than double current capacity. The Company expects its additional facilities to be operational in mid-1997. The Company believes its research and development commitment and integrated manufacturing capabilities will continue to provide a significant advantage in capturing an increasing share of the growing nutritional supplement market.

     The Company intends to broaden its leadership position in the nutritional supplement industry by combining internal growth with strategic acquisitions. Specifically, the Company's strategy is to: (i) leverage its portfolio of established brands to increase its share of the nutritional supplement market;
(ii) develop new brands and product line extensions through its commitment to research and development; (iii) continue the growth of its balanced distribution network; (iv) further penetrate international markets; and (v) supplement internal growth through strategic acquisitions of related businesses and product lines. The Company believes that its multiple distribution channels, broad portfolio of leading brands and state-of-the-art manufacturing and distribution capabilities position it to be the long-term competitive leader in the nutritional supplement industry.

     The Company has its principal executive offices at 1960 South 4250 West, Salt Lake City, Utah 84104-4836, and its telephone number is (801) 975-5000. The Company was incorporated under the laws of the State of Delaware in 1996.

                                 THE OFFERINGS

Class A Common Stock Offered(1):
  U.S. Offering..............................            shares
  International Offering.....................            shares
     Total...................................            shares
Common Stock Outstanding:
  Before the Offerings (at August 31,
     1996)...................................            shares of Class A Common Stock and
                                                         shares of Class B Common Stock
  After the Offerings(1).....................            shares of Class A Common Stock and
                                                         shares of Class B Common Stock
Dividends....................................  Upon completion of the Offerings, the Company intends to commence paying quarterly cash
                                               dividends on its Class A Common Stock and its
                                               Class B Common Stock (together, the "Common
                                               Stock") at an initial annual rate of
                                               $          per share. See "Dividend Policy."
Use of Proceeds..............................  The Company intends to apply the net proceeds as follows: (i) approximately $64.5 million is
                                               expected to be used to repay outstanding
                                               indebtedness under the Existing Credit
                                               Agreement (as defined herein) and a note
                                               payable to the Parent incurred primarily in
                                               connection with taxes paid by the Parent on
                                               behalf of the Company and certain acquisitions
                                               made by the Company; (ii) $18.0 million is
                                               expected to be paid at the closing of the
                                               Offerings in connection with a one-time
                                               dividend to the holder of the Class B Common
                                               Stock; and (iii) the remainder, if any, will
                                               be used for working capital and general
                                               corporate purposes, including strategic
                                               acquisitions. Pending such uses, net proceeds
                                               received by the Company will be invested by
                                               the Company in short-term interest bearing
                                               instruments. See "Use of Proceeds."
Voting Rights................................  Except as otherwise required by law, the Class
                                               A Common Stock and Class B Common Stock vote
                                               as a single class on all matters, with each
                                               share of Class A Common Stock entitling its
                                               holder to one vote and each share of Class B
                                               Common Stock entitling its holder to ten
                                               votes. All of the shares of Class B Common
                                               Stock are owned by the Parent. Immediately
                                               after consummation of the Offerings, the
                                               Parent will beneficially own shares of Class B
                                               Common Stock representing approximately      %
                                               of the combined voting power of the
                                               outstanding shares of Common Stock
                                               (approximately      % if the Underwriters'
                                               over-allotment options are exercised in full).
New York Stock Exchange Symbol...............  "WNI."

- ---------------
(1) Does not include up to         shares of Class A Common Stock subject to the
    over-allotment option granted by the Company to the U.S. Underwriters.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            THREE MONTHS ENDED
                                                    FISCAL YEAR ENDED MAY 31,                   AUGUST 31,
                                         ------------------------------------------------   -------------------
                                          1992      1993      1994      1995       1996       1995       1996
                                         -------   -------   -------   -------   --------   --------   --------
                                                                                                (UNAUDITED)
INCOME STATEMENT DATA:
  Net sales............................  $58,170   $63,144   $67,870   $90,927   $186,405   $ 37,783   $ 46,927
  Gross profit.........................   24,343    26,142    28,583    35,516     70,228     12,915     17,187
  Income from operations...............    5,958     7,106     8,239    11,290     29,160      4,670      5,626
  Net income...........................    2,598     3,563     4,134     6,092     14,964      2,280      2,497
  Pro forma net income per common and
     common equivalent share(1)........
  Pro forma weighted average common and
     common equivalent shares
     outstanding(1)....................
OTHER DATA:
  EBITDA(2)............................  $ 6,435   $ 7,429   $ 8,629   $13,438   $ 33,908   $  5,615   $  7,093
  Capital expenditures.................      380     1,469     5,171     1,295      6,084      1,251      2,055
  Net sales increase...................       --%        9%        7%       34%       105%        --%        24%
  Income from operations increase......       --        19        16        37        158         --         20
  Net income increase..................       --        37        16        47        146         --         10
  Income from operations margin........       10        11        12        12         16         12         12

                                                                 MAY 31,                 AUGUST 31, 1996
                                                       ---------------------------   ------------------------
                                                        1994      1995      1996     ACTUAL    AS ADJUSTED(3)
                                                       -------   -------   -------   -------   --------------
                                                                                           (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents..........................  $     2   $ 2,272   $ 1,592   $   841      $    841
  Working capital....................................   14,082    25,043    47,505    55,009        55,009
  Total assets.......................................   39,548    70,048   133,147   132,104       132,104
  Total debt(4)......................................    7,410    28,616    68,054    70,843         6,343
  Total stockholders' equity(5)......................   22,946    28,100    39,332    41,099       105,599

- ---------------
(1) Gives effect to the       -for-one exchange of the outstanding capital stock
    of Weider Nutrition for Common Stock but does not give effect to the Offerings.

(2) Earnings before interest expense, income taxes, depreciation and amortization and excluding certain extraordinary or nonrecurring events ("EBITDA") is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(3) The Company's presentation of unaudited as adjusted balance sheet data at August 31, 1996 gives effect to the Offerings and the application of the net proceeds therefrom. See "Use of Proceeds."

(4) Total debt represents long-term debt (including current portion of long-term debt) and short-term debt.

(5) Total stockholders' equity at August 31, 1996, as adjusted, does not give effect to certain one-time compensation expenses estimated at $20 to $40 million associated with conversion of performance units granted to certain senior executive officers under the Company's Management Incentive Agreements (as defined herein) upon consummation of the Offerings. See "Management -- Management Incentive Agreements."

                                  RISK FACTORS

     Prospective investors should carefully consider all of the information contained in this Prospectus before deciding whether to purchase the Class A Common Stock offered hereby and, in particular, the following factors. Information contained in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology or by discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

     The Company's largest customers, GNC and Wal-Mart, accounted for approximately 16% and 10%, respectively, of net sales in fiscal 1996, compared to approximately 26% and 5%, respectively, of net sales in fiscal 1995. The dollar amount of the Company's sales in fiscal 1996 to GNC and Wal-Mart grew by 30% and 317%, respectively, over the previous year. The Company has 26 other major customers, each of which produced sales of between 0.5% and 5% of the Company's net sales in fiscal 1996 and, collectively, accounted for 58% of net sales in fiscal 1996. The loss of GNC or Wal-Mart as a customer, the loss of a significant number of other major customers, or a significant reduction in purchase volume by or financial difficulty of such customers, for any reason, could have a material adverse effect on the Company's results of operations or financial condition. See "Business -- Sales and Distribution."

PRODUCT LIABILITY

     The Company, like any other retailer, distributor and manufacturer of products that are designed to be ingested, faces an inherent risk of exposure to product liability claims in the event that the use of its products results in injury. With respect to product liability claims, the Company has $1.0 million per occurrence and $1.0 million in aggregate liability insurance subject to a self-insurance retention of $25,000. In addition, if such claims should exceed $1.0 million, the Company has excess umbrella liability insurance of up to $25.0 million which it plans to increase to $90.0 million prior to the Offerings. However, there can be no assurance that such insurance will continue to be available at a reasonable cost, or, if available, will be adequate to cover liabilities. The Company generally does not obtain contractual indemnification from parties supplying raw materials or marketing its products and, in any event, any such indemnification is limited by its terms and, as a practical matter, to the creditworthiness of the indemnifying party. In the event that the Company does not have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on the Company.

     The Company and its subsidiary, Schiff Products, Inc. ("Schiff Products"), together with other distributors, manufacturers and retailers of L-Tryptophan, are defendants in actions in federal and state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of products containing allegedly contaminated L-Tryptophan. The Company acquired Schiff Products pursuant to an asset acquisition transaction in 1989. Schiff Products was a distributor of L-Tryptophan, but neither the Company nor Schiff Products ever distributed products that are the subject of the lawsuits. In each lawsuit, the L-Tryptophan products were shipped by the entity from whom the Company purchased the trademark Schiff and other assets in 1989. The Company and Schiff Products entered into an indemnification agreement (the "Indemnification Agreement") with Showa Denko America ("SDA"), a U.S. subsidiary of a Japanese corporation, Showa Denko, K.K. ("SDK"). SDA appears to have been the supplier of all the allegedly contaminated L-Tryptophan. Under the Indemnification Agreement, SDA agreed to assume the defense of all claims arising out of the ingestion of L-Tryptophan products, pay all legal fees and indemnify the Company and its affiliates against liability in any action if it is determined that a proximate cause of the injury sustained by the plaintiff in the action was a constituent of the raw material sold by SDA to Schiff Products, or was a factor for which SDA or any of its affiliates was responsible, except to the extent that action by the Company or Schiff Products proximately contributed to the injury, and except for certain claims relating to punitive damages. SDK has posted a revolving irrevocable letter of credit for the benefit of the indemnified group if SDA is unable or unwilling to satisfy any claims or judgments. SDK has unconditionally guaranteed the payment obligations of SDA under the Indemnification Agreement. Although the Company believes that the prospect of a material adverse effect on the Company's results of operations or financial condition arising from these lawsuits is remote and no provision in the Company's financial statements has been made for any loss that may result from these actions, no assurance can be given that such lawsuits would not have a material adverse effect on the results of operations or financial condition of the Company.

     The Company is presently engaged in various other legal actions, and, although ultimate liability for such other actions cannot be determined at the present time, the Company currently believes that the amount of any such liability from such other actions and the lawsuits described in the preceding paragraphs, after taking into consideration the Company's insurance coverage, will not have a material adverse effect on its results of operations or financial condition.

GOVERNMENT REGULATION

     The manufacturing, packaging, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more governmental agencies, the most active of which is the Food and Drug Administration (the "FDA"), which regulates the Company's products under the Federal Food, Drug, and Cosmetic Act (the "FDCA") and regulations promulgated thereunder. The Company's products are also subject to regulation by the Federal Trade Commission (the "FTC"), the Consumer Product Safety Commission (the "CPSC"), the United States Department of Agriculture (the "USDA") and the Environmental Protection Agency (the "EPA"). The Company's activities are also regulated by various agencies of the states, localities and foreign countries to which the Company distributes its products and in which the Company's products are sold. The FDCA has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 (the "NLEA") and the Dietary Supplement Health and Education Act of 1994 (the "DSHEA"). The Company's products are generally classified and regulated as dietary supplements under the FDCA, as amended, and are therefore not subject to premarket approval by the FDA. However, these products are subject to extensive labeling regulation by the FDA and can be removed from the market if shown to be unsafe. Moreover, if the FDA determines, on the basis of labeling claims by the Company, that the "intended use" of any of the Company's products is for the diagnosis, cure, mitigation, treatment or prevention of disease, it can regulate those products as drugs and require premarket clearance for safety and effectiveness. In addition, if the FDA determines that the requirements of DSHEA for making claims that a dietary supplement affects the "structure or function" of the body have not been met, such non-complying claims could result in the regulation of such products as drugs. See "Business -- Regulation."

     The Company's advertising of its dietary supplement products is subject to regulation by the FTC under the Federal Trade Commission Act, which prohibits unfair or deceptive trade practices, including false or misleading advertising. The FTC in recent years has brought a number of actions challenging claims by companies (other than the Company) for weight loss and "fat burning" dietary supplement products and plans. The Company is a party to a Consent Order (the "Order") with the FTC, which was signed by the Parent in 1985. Pursuant to the Order, the Company is prohibited from making certain advertising claims relating to the muscle building capabilities of Anabolic Mega Paks and Dynamic Life Essence. In connection with the Company's other food products, the Company is similarly prohibited from making these claims unless the Company is able to substantiate such claims. In 1986, the Parent was required to pay a maximum amount of $400,000 pursuant to the Order as reimbursements to purchasers of Anabolic Mega Paks and Dynamic Life Essence. To the extent such reimbursements amounted to less than $400,000, the Parent was required pursuant to the Order to pay the remainder to a designated research center for the study of the relationship between nutrition and muscular development. All amounts required to be paid by the Parent pursuant to the Order have been paid. In September 1991, the FTC informed the Company that the FTC had reviewed the several compliance reports which had been filed from March 1986 through and including June 20, 1991 and no action was planned at such time. Although the Company has received occasional inquiries from the FTC since

September 1991 regarding compliance matters, the FTC has not taken any formal action regarding the Company's compliance with the Order.

     The Company manufactures certain products pursuant to contracts with customers who distribute the products under their own or other trademarks. Such private label customers are subject to governmental regulations in connection with their purchase, marketing, distribution and sale of such products, and the Company is subject to such regulations in connection with the manufacture of such products and its delivery of services to such customers. However, the Company's private label customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control. The failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company.

     Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally controlled by the Company's distributors for those countries. These distributors are independent contractors over whom the Company has limited control.

     The Company may be subject to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities, the repeal of laws or regulations which the Company considers favorable, such as the DSHEA, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

RECENT GOVERNMENT ACTION AND ADVERSE PUBLICITY REGARDING PRODUCTS CONTAINING EPHEDRINE

     Several of the Company's products have included a Chinese herb known as Ma Huang, a natural source of the stimulant ephedrine. Products containing Ma Huang accounted for approximately 3.3% of the Company's total net sales in fiscal 1996 and all of such products now come in Ma Huang-free alternatives. On September 1, 1996, the Company decided to discontinue the manufacturing and marketing of products containing Ma Huang which will be effective December 1, 1996. Ephedrine and Ma Huang have been the subject of recent adverse publicity in the United States. On April 10, 1996, the FDA issued a statement warning consumers not to purchase or ingest dietary supplements containing natural sources of ephedrine that are claimed to produce such effects as euphoria, heightened awareness, increased sexual sensations or increased energy, because these products pose significant adverse health risks, including dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis and death. On August 27 and 28, 1996, the FDA convened a meeting of its Food Advisory Committee to discuss adverse reaction reports and other issues concerning dietary supplements containing ephedrine. Some members of the Advisory Committee concluded that no safe level of ephedrine in dietary supplements could be identified; others concluded that such products could be deemed safe if dosage levels of ephedrine were severely restricted and strict warning labels required. The FDA is expected to determine its position on these products by the end of 1996, and may well seek to ban the sale of ephedrine-containing dietary supplements or strictly limit dosage levels. Sales of such products have also been prohibited in certain localities. In addition, some states have regulated or are considering regulating ephedrine-containing products as controlled substances or prohibiting the sale of such products by persons other than licensed pharmacists. Notwithstanding the Company's decision to discontinue the manufacturing and marketing of products containing Ma Huang, there can be no assurance that the Company will not be subject to product liability actions with respect to its products that contained Ma Huang. See "Business -- Regulation."

EFFECT OF UNFAVORABLE PUBLICITY

     The Company believes the nutritional supplement market is affected by national media attention in medical journals, magazines, newspapers and television programs regarding the consumption of nutritional supplements. There can be no assurance that future scientific research or publicity will not be unfavorable to the nutritional supplement market or any particular product, or inconsistent with earlier favorable research or publicity. Future reports of research that are perceived as less favorable or that question such earlier research could have a material adverse effect on the Company. Because of the Company's dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the consumption of the Company's products or any similar products distributed by other companies could have a material adverse impact on the Company. Such adverse publicity could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products as directed. In addition, the Company may not be able to counter the effects of negative publicity concerning the efficacy of its products.

ABSENCE OF CONCLUSIVE CLINICAL STUDIES

     Although many of the ingredients in the Company's products are vitamins, minerals, herbs and other substances for which there is a long history of human consumption, some of the Company's products contain innovative ingredients such as DHEA and melatonin. In addition, although the Company believes all of its products to be safe when taken as directed by the Company, there is little long-term experience with human consumption of certain of these innovative product ingredients in concentrated form. Accordingly, no assurance can be given that the Company's products, even when used as directed, will have the effects intended. Although the Company tests the formulation and production of its products to ensure that they are safe when consumed as directed, they have not sponsored clinical studies on the long-term effect of human consumption. See
"-- Effect of Unfavorable Publicity," "-- Product Liability" and
"Business -- Product Development."

ACQUISITION RELATED RISKS

     Part of the Company's business strategy is to acquire assets that will complement its existing business. The Company has had preliminary discussions with, or has evaluated the potential acquisition of, a number of companies, although no such transaction is considered to be probable at this time. The Company is unable to predict whether or when any prospective acquisition candidates will become available or the likelihood of a material transaction being completed should any negotiations commence. If the Company proceeds with any such transaction, no assurance can be given that the Company can effectively integrate the acquired operations with its own. The Company may also seek to finance any such acquisition through debt financings or issuances of equity and there can be no assurance that any such financing will be available on acceptable terms or at all. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Strategy."

RISKS ASSOCIATED WITH INTERNATIONAL MARKETS

     The Company's continued growth is dependent in significant part upon its ability to expand its operations into new markets, including international markets. The Company may experience difficulty entering new international markets due to greater regulatory barriers, the necessity of adapting to new regulatory systems and problems related to entering new markets with different cultural bases and political systems. Approximately 3% of the Company's net sales for fiscal 1996 were generated outside the United States. Operating in international markets exposes the Company to certain risks, including, among other things: (i) changes in or interpretations of foreign regulations that may limit the Company's ability to sell certain products or repatriate profits to the United States; (ii) exposure to currency fluctuations; (iii) the potential imposition of trade or foreign exchange restrictions or increased tariffs; and
(iv) political instability. As the Company continues to expand its international operations, these and other risks associated with international operations are likely to increase. See "Business -- Strategy" and "Business -- Regulation."

DEPENDENCE ON NEW PRODUCTS

     The Company believes its ability to grow in its existing markets is partially dependent upon its ability to introduce new and innovative products into such markets. Although the Company seeks to introduce additional products each year in its existing markets, the success of new products is subject to a number of conditions, including developing products that will appeal to customers and obtaining necessary regulatory approvals. There can be no assurance that the Company's efforts to develop innovative new products will be successful, that customers will accept new products or that the Company will obtain required regulatory approvals of such new products. In addition, no assurance can be given that new products currently experiencing strong popularity and rapid growth will maintain their sales over time. For example, Schiff 's Melatonin, introduced in December 1995, had fiscal 1996 net sales of approximately $18.9 million and accounted for 10% of the Company's net sales. The Company expects that sales of melatonin will be substantially less in fiscal 1997. See "Business -- Strategy."

NO LONG-TERM CONTRACTS FOR SUPPLY OF RAW MATERIALS

     The Company obtains from other sources all of its raw materials for the manufacture of its products. The Company generally does not have contracts with any entities or persons committing such suppliers to provide the materials required for the production of its products. There can be no assurance that suppliers will provide the raw materials needed by the Company in the quantities requested or at a price the Company is willing to pay. In the last few years, natural vitamin E, beta carotene and melatonin have had unusual price fluctuations as a result of short supply or increases in demand. Because the Company does not control the actual production of these raw materials, it is also subject to delays caused by interruption in production of materials based on conditions not wholly within its control. Such conditions include job actions or strikes by employees of suppliers, weather, crop conditions, transportation interruptions and natural disasters or other catastrophic events. The inability of the Company to obtain adequate supplies of raw materials for its products at favorable prices, or at all, as a result of any of the foregoing factors or otherwise could have a material adverse effect on the Company. See
"Business -- Manufacturing and Product Quality."

INTELLECTUAL PROPERTY PROTECTION

     At September 1, 1996, the Company had approximately 70 trademark registrations and approximately 100 trademark applications pending with the United States Patent and Trademark Office. The Company's policy is to pursue registrations for all of the trademarks associated with its key products. The Company protects its legal rights concerning its trademarks and is currently enforcing several trademarks against infringement by litigation, both in the United States and in foreign countries, including litigation pertaining to its registered trademark Fat Burners(R). See "Business -- Legal Matters."

     The Company relies on common law trademark rights to protect its unregistered trademarks. Common law trademark rights do not provide the Company with the same level of protection as afforded by a United States federal registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is actually used, while a United States federal registration of a trademark enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States even if the registrant has never used the trademark in the geographic area wherein the unauthorized use is being made (provided, however, that an unauthorized third party user has not, prior to the registration date, perfected its common law rights in the trademark in that geographic area). The Company intends to register its trademarks in certain foreign jurisdictions where the Company's products are sold. However, the protection available in such jurisdictions may not be as extensive as the protection available to the Company in the United States.

     Currently, the Company has three patent applications submitted to the United States Patent and Trademark Office. One such patent is currently under review and two others have provisional applications on file, with full applications expected to be filed before the end of 1996. To the extent the Company does not have patents on its products, there can be no assurance that another company will not replicate one or more of the Company's products. See "Business -- Trademarks and Patents."

POTENTIAL SALES AND EARNINGS VOLATILITY

     The Company's sales and earnings continue to be subject to potential volatility based upon, among other things: (i) the adverse effect of distributors' or the Company's failure, and allegations of their failure, to comply with applicable regulations, which have in the past and could again in the future result in the removal of certain products from sale in certain countries, either temporarily or permanently; (ii) the negative impact of changes in or interpretations of regulations that may limit or restrict the sale of certain of the Company's products, the expansion of its operations into new markets and the introduction of its products into each such market; (iii) the inability of the Company to introduce new products or the introduction of new products by the Company's competitors; (iv) general conditions in the nutritional supplement industry; and (v) consumer perceptions of the Company's products and operations. In particular, because the Company's products are ingested by consumers, the Company is highly dependent upon consumers' perception of the safety and quality of its products. As a result, substantial negative publicity concerning one or more of the Company's products or other nutritional supplements similar to the Company's products could adversely affect the Company's results of operations or financial condition. See "-- Effect of Unfavorable Publicity."

     The Company's business is, to some extent, seasonal, with lower sales typically realized during the first and second fiscal quarters and higher sales typically realized during the third and fourth fiscal quarters. The Company believes such fluctuations in sales are the result of greater marketing and promotional activities toward the end of each fiscal year, customer buying patterns, and consumer spending patterns related primarily to consumers' interest in achieving personal health and fitness goals after the beginning of each new calendar year and before the summer fashion season. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Seasonality."

COMPETITION

     The nutritional supplement industry is highly competitive. Numerous companies compete with the Company in the development, manufacture and marketing of nutritional supplements. In addition, large pharmaceutical companies and packaged food and beverage companies compete with the Company on a limited basis in the nutritional supplement market. Increased competition from such companies could have a material adverse effect on the Company as they have greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of the Company. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its continued success depends to a significant extent on the management and other skills of Richard B. Bizzaro, the President and Chief Executive Officer, and Robert K. Reynolds, the Chief Operating Officer, Executive Vice President and Secretary, as well as its ability to retain or attract other skilled personnel. The loss or unavailability of the services of Mr. Bizzaro and Mr. Reynolds could have a material adverse effect on the Company. See "Management."

NO PRIOR PUBLIC MARKET

     Prior to the Offerings, there has been no public market for the Class A Common Stock. The initial public offering price for the Class A Common Stock has been determined by negotiations among the Company, the U.S. Underwriters and the Managers based on factors described in this Prospectus under "Underwriting."

CONTROL BY PRINCIPAL STOCKHOLDER

     After the Offerings, the Parent will own all of the outstanding shares of
Class B Common Stock representing      % of the aggregate voting power of all
outstanding shares of Common Stock of the Company. In addition, pursuant to certain shareholders agreements, Hornchurch Investments Limited ("Hornchurch"), Bayonne Settlement and Mr. Ronald Corey have agreed to vote all of their shares of Common Stock as directed by the Parent. As a result, the Parent will control
  % of the aggregate voting power of all outstanding shares of Common Stock of the Company and will be in a position to exercise control over the Company and to determine the outcome of all matters required to be submitted to stockholders for approval (except as otherwise provided by law or by the Company's amended and restated certificate of incorporation (the "Certificate of Incorporation") or amended and restated bylaws (the "Bylaws")) and otherwise to direct and control the operations of the Company. See "Principal Stockholders" and "Certain Relationships and Related Party Transactions."

ANTI-TAKEOVER CONSIDERATIONS

     After consummation of the Offerings, the Parent will own approximately
     % of the outstanding Common Stock (     % if the U.S. Underwriters'
over-allotment option is exercised in full). Accordingly, the Company will not be able to engage in any strategic transactions without the approval of the Parent. Even if the Parent's interest in the Company were reduced below such level, the Company's Certificate of Incorporation and Bylaws contain certain provisions that could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of such provisions allow the Company to issue preferred stock with rights senior to those of the Common Stock and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. See "Certain Relationships and Related Party Transactions" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Class A Common Stock in the public market could adversely affect market prices of the Class A Common Stock. Upon
the closing of the Offerings, there will be             shares of Class A Common
Stock outstanding. The             shares of Class A Common Stock sold in the
Offerings will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"), which shares will be subject to the resale limitations of Rule 144. Of the
shares outstanding upon the closing of the Offerings,             will be deemed
"restricted securities" under Rule 144 and may not be sold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144, is available. Of such restricted
securities,             shares are currently eligible for sale under Rule 144,
subject to certain volume and manner of sale limitations.

     No prediction can be made as to the effect, if any, that future sales, or the availability of Class A Common Stock for future sales, will have on the market price of the Class A Common Stock from time to time. Sales of substantial amounts of Class A Common Stock by the Company or by stockholders who hold restricted securities, or the perception that such sales may occur, could adversely affect market prices for the Class A Common Stock. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offerings are estimated to be
approximately $     million (assuming an initial public offering price of
$          per share, the midpoint of the range shown on the cover page of this
Prospectus, after deducting underwriting discounts and commissions and estimated
offering expenses) (or approximately $     million if the U.S. Underwriters'
over-allotment option is exercised in full). The Company intends to apply the net proceeds of the Offerings as follows: (i) approximately $64.5 million is expected to be used to repay all outstanding indebtedness under the Existing Credit Agreement and to repay a note payable to the Parent incurred primarily in connection with taxes payable by the Parent on behalf of the Company and certain acquisitions made by the Company (the "Parent Note"); (ii) $18.0 million is expected to be paid in connection with the one-time dividend to holders of shares of the Class B Common Stock (the "Class B Dividend"); and (iii) the remainder, if any, will be used for working capital and general corporate purposes, including strategic acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Certain Relationships and Related Party Transactions." Pending application of the net proceeds of the Offerings as described above, the Company intends to invest such proceeds in short-term interest bearing instruments.

                                DIVIDEND POLICY

     The Company intends to commence paying quarterly cash dividends at an
initial rate of $          per share. Upon completion of the Offerings, a
quarterly dividend of $          per share is anticipated to be declared to be
payable on March 15, 1997 to holders of all classes of Common Stock of record at the close of business on March 1, 1997. The Company's Board of Directors will determine dividend policy in the future based upon, among other things, the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at the time. Accordingly, there can be no assurance that the Company will be able to sustain the payment of dividends in the future.

     Subject to completion of the Offerings, the Company intends to pay to the Parent (the sole holder of Class B Common Stock) a one-time dividend in the amount of $18.0 million at the closing of the Offerings. The Class B Dividend is not indicative of the Company's future dividend policy. See "Use of Proceeds" and "Certain Relationships and Related Party Transactions -- Class B Dividend."

     In the past, the Company paid dividends to the Parent for certain corporate allocations. After the Offerings, the Company will no longer make payments to the Parent for such corporate allocations.

                                    DILUTION

     At August 31, 1996, the net tangible book value of the Company was $17.4
million or $          per share representing the $41.1 million net book value
less trademarks, goodwill, and other acquired intangibles of $23.7 million,
divided by           shares of Common Stock outstanding. After giving effect to the Offerings, the application of the estimated net proceeds therefrom as described under "Use of Proceeds," the pro forma net tangible book value of the
Company at August 31, 1996 would have been $          or $          per share.
This represents an immediate increase in pro forma net tangible book value of
$          per share to existing stockholders and an immediate dilution in pro
forma net tangible book value of $          per share to purchasers of Class A
Common Stock in the Offerings, as illustrated in the following table:

                                                                                 AUGUST
                                                                                   31,
                                                                                  1996
                                                                                ---------
    Assumed initial offering price...............................  $
      Net tangible book value before the Offerings...............  $
      Increase attributable to new investors.....................
                                                                   --------
    Pro forma net tangible book value after the Offerings........
    Dilution to new investors....................................               $
                                                                                ========

     The following table sets forth at August 31, 1996, the difference between existing stockholders immediately prior to the Offerings and the purchasers of shares in the Offerings with respect to the number of shares purchased from the Company, the total consideration paid, and the average price per share paid. The calculations in the following table with respect to shares of Class A Common Stock to be purchased in the Offerings reflect an assumed initial public
offering price of $          (the midpoint of the range set forth on the cover
page of this Prospectus):

                                          SHARES PURCHASED        TOTAL CONSIDERATION      AVERAGE
                                        ---------------------     -------------------     PER SHARE
                                         NUMBER       PERCENT     AMOUNT      PERCENT       PRICE
                                        ---------     -------     -------     -------     ---------
                                                 (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
    Existing stockholders.............    1,195.2           %     $                 %      $
    New stockholders..................
                                        ----------     -----      -------      -----       -------
      Total...........................                      %     $                 %
                                        ==========     =====      =======      =====

     The calculations set forth above exclude an aggregate of           shares
of Class A Common Stock reserved for issuance under the Stock Option Plan,
including           shares of Class A Common Stock subject to outstanding
options granted at the initial public offering price, and           shares of
Class A Common Stock issuable upon consummation of the Offerings to certain senior executives of the Company pursuant to the Management Incentive Agreements. See "Management -- Stock Option Plan" and "Management Incentive Agreements."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at August 31, 1996 and as adjusted to give effect to (i) the Exchange and (ii) the
Offerings (at an assumed initial public offering price of $          per share,
the midpoint of the range set forth on the cover page of this Prospectus) and application of a portion of the proceeds therefrom to reduce certain indebtedness of the Company and pay the Class B Dividend. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and the consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                                                        AUGUST 31, 1996
                                                                    ------------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                    --------     -----------
                                                                         (IN THOUSANDS)
    Current portion of long-term debt.............................  $  5,631      $  2,063
    Payable to Parent.............................................     2,832            --
                                                                    --------      --------
              Total short-term obligations........................  $  8,463      $  2,063
                                                                    ========      ========
    Long-term debt:
      Existing Credit Agreement...................................  $ 43,100      $     --
      New Credit Agreement........................................        --
      Parent Note.................................................    15,000            --
      Notes payable...............................................       720           720
      Mortgage loan...............................................     3,334         3,334
      Other.......................................................       225           225
                                                                    --------      --------
              Total long-term debt................................  $ 62,379      $  4,279
                                                                    --------      --------
    Stockholders' equity:
      Preferred Stock, par value $.01 per share; shares
         authorized -- 0 actual and 10,000,000 as adjusted; shares
         outstanding -- 0 actual and 0 as adjusted................        --            --
      Class A Common Stock, par value $.01 per share; shares
         authorized -- 50,000 actual and 50,000,000 as adjusted;
         shares outstanding -- 165.30 actual and           shares
         as adjusted(1)...........................................        --            --
      Class B Common Stock, par value $.01 per share; shares
         authorized -- 50,000 actual and 25,000,000 shares as
         adjusted; shares outstanding -- 1,029.87 actual and as
         adjusted.................................................         1             1
      Additional paid-in-capital..................................     4,480        86,908
      Retained earnings...........................................    36,618        18,618
                                                                    --------      --------
         Total stockholders' equity(2)............................    41,099       105,599
                                                                    --------      --------
              Total capitalization................................  $103,478      $109,878
                                                                    ========      ========

- ---------------
(1) Excludes an aggregate of          shares of Class A Common Stock reserved
    for issuance under the Stock Option Plan, including          shares of Class
    A Common Stock subject to outstanding options granted at the initial public
    offering price, and          shares of Class A Common Stock issuable upon
    consummation of the Offerings to certain senior executives of the Company pursuant to the Management Incentive Agreements. See "Management -- Stock Option Plan" and "Management Incentive Agreements."

(2) Total stockholders' equity at August 31, 1996, as adjusted, does not give effect to certain one-time compensation expenses estimated at $20 to $40 million associated with conversion of performance units granted to certain senior executive officers under the Company's Management Incentive Agreements (as defined herein) upon consummation of the Offerings. See "Management -- Management Incentive Agreements."

                                  THE COMPANY

     The Company's business began as the nutritional products division of the Parent, Weider Health and Fitness, the principal stockholder of the Company, which was formed by Joe and Ben Weider in 1939. The nutritional products division, along with the Parent's publications and exercise equipment divisions, established the Weider name as a leading brand in the health and fitness industry. In particular, the nutritional products division pioneered under the Weider brand name the manufacturing and marketing of nutritional supplements intended to enhance athletic performance and support muscle growth. Such products were initially targeted specifically at weightlifters and bodybuilders and were sold primarily through health food stores and gyms. In addition, through its acquisition of Tiger's Milk in 1986, the Company began marketing one of the most established and widely recognized healthy snack bars. In order to capitalize on the growing health and fitness industry, the Parent formed the Company in 1989 in connection with Parent's designation of its three principal business divisions (Sporting Goods, Nutrition and Publications) as independent subsidiaries.

     As an independent subsidiary, the Company expanded its product line to target a broader range of consumers and began pursuing a multi-brand, multi-channel strategy to complement its Weider-brand nutritional supplements. Accordingly, the Company pursued a strategic program to acquire brands and related business lines and has acquired and integrated eight businesses since 1989. Following its acquisition of Schiff in 1989, the Company began marketing a variety of forms of vitamins, minerals and herbs under the Schiff brand name. The additional acquisitions of certain assets from National Institute of Nutrition ("Nion"), American Body Building and Natural Nectar (now doing business as American Nutrition Bars, Inc.) by the Company in 1995 and 1996 position the Company as a fully integrated manufacturer and marketer of powdered drink mixes, capsules and tablets, beverages and nutrition bars. These three acquisitions, along with the acquisition of certain assets of Weider Europe B.V. and Craven Health & Fitness, Ltd., formerly Weider Health & Fitness, Ltd. ("Weider U.K."), contributed $54.6 million in sales and $15.6 million in incremental EBITDA in fiscal 1996, representing 29% of the Company's net sales and 46% of the Company's EBITDA, respectively, in fiscal 1996. See "Certain Relationships and Related Party Transactions." The four acquisitions completed since January 1, 1995 that have contributed to fiscal 1996 net sales are described in the following table:

                                                   ACQUISITION      FISCAL 1996
    ACQUISITIONS                                       DATE            SALES
    ------------                                   -----------      -----------
                                                      (DOLLARS IN THOUSANDS)
    American Body Building.....................   January 1995        $ 21,847
    Nion.......................................   June 1995             26,399
    American Nutrition Bars....................   October 1995           3,839
    Weider U.K.................................   January 1996           2,470

     The Company intends to continue its strategy of acquiring branded products to enhance its established brands and balanced distribution channels. In addition, the Company intends to expand its multi-brand, multi-channel strategy in international markets. Effective September 1, 1996, the Company, through its indirect subsidiary in Spain, Weider Nutrition, S.L., acquired licensing rights and nutritional supplement operations providing distribution capabilities in primarily Spain and Portugal. Such operations and rights are hereinafter referred to as "Weider Spain." In addition, the Company anticipates acquiring certain assets from Weider Sports Equipment Co., Ltd., a Canadian company ("Weider Sports Equipment"). Through its nutritional supplements business, Weider Sports Equipment currently markets nutritional supplements to South America Eastern Europe, Africa and the Pacific Rim. The assets acquired by Weider Spain and to be purchased from Weider Sports Equipment generated sales of $3.8 million and $5.6 million, respectively, for fiscal 1996. The Company's acquisitions of certain assets and license rights in Spain and Canada, when combined with the assets and license rights acquired from Weider U.K. will provide the Company with the rights to manufacture and market nutritional supplements worldwide, excluding Australia and Japan. The rights to manufacture and market nutritional supplements in Australia and Japan are subject to long-term license agreements held by third parties. See "Related Party Transactions -- Certain Acquisitions."

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial data at May 31, 1995 and 1996 and for the fiscal years ended May 31, 1994, 1995 and 1996 have been derived from the Company's consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors' whose report thereon is included elsewhere in this Prospectus. The following selected consolidated financial data at May 31, 1992, 1993 and 1994 and for the fiscal years ended May 31, 1992 and 1993 are derived from the audited consolidated financial statements of the Parent. The selected consolidated financial data at August 31, 1996 and for the three months ended August 31, 1995 and 1996 have been derived from unaudited consolidated financial statements of the Company. In the opinion of the Company, its unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operation for such periods. Results for the three months ended August 31, 1996 have not been audited and are not necessarily indicative of results to be expected for the dated full fiscal year. The financial data should be read in conjunction with, and are qualified in their entirety by, the consolidated financial statements and notes thereto included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                            THREE MONTHS ENDED
                                                    FISCAL YEAR ENDED MAY 31,                   AUGUST 31,
                                         ------------------------------------------------   -------------------
                                          1992      1993      1994      1995       1996       1995       1996
                                         -------   -------   -------   -------   --------   --------   --------
                                                                                                (UNAUDITED)
INCOME STATEMENT DATA:
  Net sales............................  $58,170   $63,144   $67,870   $90,927   $186,405   $ 37,783   $ 46,927
  Cost of goods sold...................   33,827    37,002    39,287    55,411    116,177     24,868     29,740
                                         -------   -------   -------   -------   --------   --------   --------
  Gross profit.........................   24,343    26,142    28,583    35,516     70,228     12,915     17,187
  Total operating expenses.............   18,385    19,036    20,344    24,226     41,068      8,245     11,561
                                         -------   -------   -------   -------   --------   --------   --------
  Income from operations...............    5,958     7,106     8,239    11,290     29,160      4,670      5,626
  Other income (expense):
     Interest, net.....................     (677)     (170)     (245)   (1,079)    (3,736)      (724)    (1,449)
     Other.............................     (933)     (950)   (1,015)      147       (253)      (111)         5
                                         -------   -------   -------   -------   --------   --------   --------
          Total........................   (1,610)   (1,120)   (1,260)     (932)    (3,989)      (835)    (1,444)
                                         -------   -------   -------   -------   --------   --------   --------
  Income before income taxes...........    4,348     5,986     6,979    10,358     25,171      3,835      4,182
  Provision for income taxes...........    1,750     2,423     2,845     4,266     10,207      1,555      1,685
                                         -------   -------   -------   -------   --------   --------   --------
  Net income...........................    2,598     3,563     4,134     6,092     14,964      2,280      2,497
                                         =======   =======   =======   =======   ========   ========   ========
  Pro forma net income per Common and
     common equivalent share(1)........  $         $         $         $         $          $          $
  Pro forma weighted average Common and
     common equivalent shares
     outstanding(1)....................
OTHER DATA:
  EBITDA (2)...........................  $ 6,435   $ 7,429   $ 8,629   $13,438   $ 33,908   $  5,615   $  7,093
  Capital expenditures.................      380     1,469     5,171     1,295      6,084      1,251      2,055
  Net sales increase...................       --%        9%        7%       34%       105%        --%        --%
  Income from operations increase......       --        19        16        37        158         --         --
  Net income increase..................       --        37        16        47        146         --         --
  Income from operations margin........       10        11        12        12         16         12         12

                                                                      MAY 31,                  AUGUST 31, 1996
                                                          --------------------------------     ---------------
                                                           1994        1995         1996           ACTUAL
                                                          -------     -------     --------     ---------------
                                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.............................  $     2     $ 2,272     $  1,592         $   841
  Working capital.......................................   14,082      25,043       47,505          55,009
  Total assets..........................................   39,548      70,048      133,147         132,104
  Total debt(3).........................................    6,956      28,616       68,054          70,843
  Total stockholders' equity............................   22,946      28,100       39,332          41,099

- ---------------

(1) Gives effect to the     -for-one exchange of common stock of Weider
    Nutrition for Common Stock but does not give effect to the Offerings.

(2) EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(3) Total debt represents long-term debt (including current portion of long-term debt) and short-term debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

OVERVIEW

     The Company experienced growth in sales over the past two fiscal years. Net sales were $67.9 million, $90.9 million and $186.4 million for fiscal 1994, 1995 and 1996, respectively. Increased sales were due primarily to the Company's increased penetration of the growing mass volume retail distribution channel and an aggressive acquisition strategy. In addition, the Company's emphasis on research and development and greater marketing efforts increased sales volumes, particularly as a result of new product introductions. The Company believes future sales growth will depend upon the same factors which contributed to its recent growth.

     The following table shows selected items expressed on an actual basis and as a percentage of net sales for the fiscal years indicated:

                                               FISCAL YEAR ENDED MAY 31,                       THREE MONTHS ENDED AUGUST 31,
                               ---------------------------------------------------------    ------------------------------------
                                     1994                1995                1996                 1995                1996
                               ----------------    ----------------    -----------------    ----------------    ----------------
                                                                    (DOLLARS IN THOUSANDS)
Net sales....................  $67,870    100.0%   $90,927    100.0%   $186,405    100.0%   $37,783    100.0%   $46,927    100.0%
Cost of goods sold...........   39,287     57.9     55,411     60.9     116,177     62.4     24,868     65.8     29,740     63.4
                               -------    -----    -------    -----    --------    -----    -------    -----    -------    -----
Gross profit.................   28,583     42.1     35,516     39.1      70,228     37.6     12,915     34.2     17,187     36.6
Total operating expenses.....   20,344     30.0     24,226     26.7      41,068     22.0      8,245     21.8     11,561     24.6
                               -------    -----    -------    -----    --------    -----    -------    -----    -------    -----
Income from operations.......    8,239     12.1     11,290     12.4      29,160     15.6      4,670     12.4      5,626     12.0
Other income (expense).......   (1,260)     1.8       (932)     1.0      (3,989)     2.1       (835)     2.2     (1,444)     3.1
Provision for income taxes...    2,845      4.2      4,266      4.7      10,207      5.5      1,555      4.1      1,685      3.6
                               -------    -----    -------    -----    --------    -----    -------    -----    -------    -----
Net income...................  $ 4,134      6.1%   $ 6,092      6.7%   $ 14,964      8.0%   $ 2,280      6.1%   $ 2,497      5.3%
                               =======    =====    =======    =====    ========    =====    =======    =====    =======    =====

RESULTS OF OPERATIONS

Three Months Ended August 31, 1996 Compared to the Three Months Ended August 31, 1995

     Net Sales. Net sales increased approximately 24.1% to $46.9 million in the three months ended August 31, 1996 from $37.8 million in the three months ended August 31, 1995. The increase in net sales resulted primarily from increased distribution to mass volume retailers, contributions from the Company's U.K. acquisition which was effective January 1, 1996, and increased private label sales.

     The following table shows comparative net sales results categorized by distribution channel on an actual basis and as a percentage of net sales for the periods indicated:

                                                           THREE MONTHS ENDED AUGUST 31,
                                                      ---------------------------------------
                                                            1995                  1996
                                                      -----------------     -----------------
                                                              (DOLLARS IN THOUSANDS)
    Mass volume retailers...........................  $11,245      29.8%    $15,478      33.0%
    Health food.....................................   12,562      33.2      12,850      27.4
    Private label...................................    8,174      21.6      10,179      21.7
    International markets...........................       --        --       2,487       5.3
    Other...........................................    5,802      15.4       5,933      12.6
                                                      -------     -----     -------     -----
              Total.................................  $37,783     100.0%    $46,927     100.0%
                                                      =======     =====     =======     =====

     Sales to every major distribution channel increased in the three months ended August 31, 1996, compared to the three months ended August 31, 1995. Sales to mass volume retailers increased approximately 38.4% to $15.5 million in the three months ended August 31, 1996 from $11.2 million in the three months ended August 31, 1995. The increase in sales to mass volume retailers in the three months ended August 31, 1996 resulted primarily from increasing distribution to mass volume retailers and introducing new branded products, including a line of melatonin products under the Schiff brand name. Sales to private label customers increased approximately 24.4% to $10.2 million in the three months ended August 31, 1996 from $8.2 million in the three months ended August 31, 1995. The increase in sales to private label customers was primarily due to increased volumes with existing customers. Sales to international markets resulted primarily from the acquisition of certain assets of Weider U.K., which was effective January 1, 1996.

     Gross Profit. Gross profit increased approximately 33.3% to $17.2 million in the three months ended August 31, 1996 from $12.9 million in the three months ended August 31, 1995. The increase in gross profit in the three months ended August 31, 1996 resulted primarily from the approximately 24.1% increase in net sales over the same period, price increases and improved manufacturing efficiencies, offset by certain increases in raw material prices and product mix. Gross margin increased slightly to 36.6% for the three months ended August 31, 1996 from 34.2% for the three months ended August 31, 1995, primarily as a result of voluntary product recall during the three months ended August 31, 1995 due to quality problems in products bottled at American Body Building's former production facility in New York. Since relocating the American Body Building facility to Walterboro, South Carolina, American Body Building has not had any significant quality problems.

     Operating Expenses. Selling and marketing expenses, including sales, marketing, advertising and freight costs, increased approximately 41.5% to $7.5 million in the three months ended August 31, 1996 from $5.3 million in the three months ended August 31, 1995. The increase in selling and marketing expenses in the three months ended August 31, 1996 resulted primarily from higher freight, commissions, salaries and coupon redemption costs associated with the corresponding growth in net sales for the same period. Selling and marketing expenses as a percentage of net sales were 15.9% in the three months ended August 31, 1996 compared to 14.0% in the three months ended August 31, 1995.

     General and administrative expenses increased approximately 47.6% to $3.1 million in the three months ended August 31, 1996 from $2.1 million in the three months ended August 31, 1995. The increase resulted primarily from incremental expenses added by the acquisitions of American Nutrition Bars and Weider U.K. plus additional information systems and administrative costs. General and administrative expenses as a percentage of net sales were 6.7% in the three months ended August 31, 1996 compared to 5.6% in three months ended August 31, 1995.

     Other Income (Expense). Other income (expense) increased approximately 75.0% to ($1.4) million in the three months ended August 31, 1996 from ($835,000) in the three months ended August 31, 1995. The increase in other income (expense) resulted primarily from an increase in net interest expense of 100% to $1.4 million in the three months ended August 31, 1996 from $724,000 in the three months ended August 31, 1995. Interest expense increased in the three months ended August 31, 1996 as a result of the Company's incurrence of additional indebtedness in connection with the Weider U.K., Nion and American Nutrition Bars acquisitions, certain intercompany payables and increased investment in inventory. The Company's total indebtedness, including the amounts payable to Weider, increased 23.8% to $70.8 million at August 31, 1996 from $57.2 million at August 31, 1995.

     Provision for Income Taxes. Provision for income taxes increased approximately 6.3% to $1.7 million in the three months ended August 31, 1996 from $1.6 million in the three months ended August 31, 1995. The dollar increase in provision for income taxes resulted primarily from increased net sales in the three months ended August 31, 1996 compared to the three months ended August 31, 1995. Provision for income taxes as a percentage of net sales was 3.6% in the three months ended August 31, 1996 compared to 4.1% in the three months ended August 31, 1995.

     Acquisitions. The Company's operating results for the three months ended August 31, 1996 include the American Nutrition Bars acquisition. Results of operations for American Nutrition Bars in the three months ended August 31, 1996 were net sales of $1.2 million, gross profit (loss) of ($200,000) and operating (loss) of ($500,000).

     Effective January 1, 1996, the Company acquired certain net assets and customers in Europe from Weider U.K., a related party. See "Certain Relationships and Related Party Transactions -- Certain Acquisitions." Results of operations in the three months ended August 31, 1996 for this acquisition were sales of $1.9 million, gross profit of $625,000 and incremental operating income of $293,000.

Fiscal Year Ended May 31, 1996 Compared to Fiscal Year Ended May 31, 1995

     Net Sales. Net sales increased approximately 105.0% to $186.4 million in fiscal 1996 from $90.9 million in fiscal 1995. The increase in net sales in fiscal 1996 resulted primarily from increased distribution to mass volume retailers and contributions from the Company's acquisitions during fiscal 1996 and 1995.

     The Company acquired one manufacturing operation in fiscal 1995 and two manufacturing operations in fiscal 1996. The combined sales volumes for these operations amounted to $52.1 million in fiscal 1996, which represents an increase of $44.3 million in combined sales from the prior year.

     The following table shows comparative net sales results categorized by distribution channel on an actual basis and as a percentage of net sales for the fiscal years indicated:

                                      FISCAL YEAR ENDED MAY 31,
                              ----------------------------------------
                                     1995                   1996
                              -----------------     ------------------
                                        (DOLLARS IN THOUSANDS)

Mass volume retailers......   $24,267      26.7%    $ 63,705      34.2%
Health food................    40,074      44.1       49,295      26.4
Private label..............    11,502      12.7       43,773      23.5
International markets......     4,335       4.7        5,445       2.9
Other......................    10,749      11.8       24,187      13.0
                              -------     -----     --------     -----
          Total............   $90,927     100.0%    $186,405     100.0%
                              =======     =====     ========     =====

     Sales to mass volume retailers increased approximately 162.1% to $63.7 million in fiscal 1996 from $24.3 million in fiscal 1995. The increase in sales to mass volume retailers in fiscal 1996 resulted primarily from the Company obtaining new accounts, expanding distribution to existing accounts and introducing new branded products, including a line of melatonin products under the Schiff brand. Products introduced in the last fiscal year accounted for $38.8 million of the Company's fiscal 1996 net sales of which Schiff 's Melatonin contributed $18.9 million. Sales to health food stores increased approximately 22.9% to $49.3 million in fiscal 1996 from $40.1 million in fiscal 1995. The increase in sales to health food stores was primarily the result of the introduction of new branded products. Sales to private label customers increased approximately 280.9% to $43.8 million in fiscal 1996 from $11.5 million in fiscal 1995. The increase in sales to private label customers was primarily due to the acquisition of Nion. Sales to other customers increased approximately 126.2% to $24.2 million in fiscal 1996 from $10.7 million in fiscal 1995. The increase in sales to other customers, including health clubs and gyms, was primarily attributable to the American Body Building acquisition in fiscal 1995.

     Gross Profit. Gross profit increased approximately 97.7% to $70.2 million in fiscal 1996 from $35.5 million in fiscal 1995. The increase in gross profit in fiscal 1996 resulted primarily from the approximately 105.0% increase in sales in fiscal 1996 from fiscal 1995. Gross margin decreased to 37.7% for fiscal 1996 from 39.1% for fiscal 1995, primarily as a result of shifts in product mix to lower margin beverages, nutrition bars and private label capsules and tablets manufacturing, which was partially mitigated by increased manufacturing efficiencies, higher sales prices and increased concentration on branded capsules and tablets.

     Operating Expenses. Selling and marketing expenses, including sales, marketing, advertising and freight costs, increased approximately 71.6% to $26.6 million in fiscal 1996 from $15.5 million in fiscal 1995. The increase in selling and marketing expenses in fiscal 1996 resulted primarily from increased advertising and personnel required to handle higher volumes of products associated with increased sales and acquisitions in fiscal 1996. Selling and marketing expenses as a percentage of net sales were 14.3% in fiscal 1996 compared to 17.0% in fiscal 1995. Advertising expenses increased 95.3% to $8.4 million in fiscal 1996 from $4.3 million in fiscal 1995. The increase in advertising expenses resulted primarily from increased television, magazine and co-op advertising. Advertising expense as a percentage of net sales was 4.5% in fiscal 1996 compared to 4.7% in fiscal 1995.

     General and administrative expenses increased approximately 75.8% to $10.9 million in fiscal 1996 from $6.2 million in fiscal 1995. The dollar increase in general and administrative expenses in fiscal 1996 resulted primarily from incremental expenses added by the acquisition of Nion and American Nutrition Bars. General and administrative expenses as a percentage of net sales were 5.9% in fiscal 1996 compared to 6.8% in fiscal 1995. The decrease in general and administrative expenses as a percentage of net sales was primarily a result of increased sales volumes.

     The expense for amortization of intangible assets increased approximately 90.9% to $2.1 million for fiscal 1996 from $1.1 million for fiscal 1995. The increase in amortization of intangible assets resulted primarily from the Weider U.K., Nion and American Nutrition Bars acquisitions in fiscal 1996 and the American Body Building acquisition in fiscal 1995. Amortization of intangible assets expense as a percentage of net sales was 1.1% in fiscal 1996 compared to 1.2% in fiscal 1995. Acquisition costs are capitalized and typically amortized over fifteen years.

     Other Income (Expense). Other income (expense) increased approximately 329.2% to $(4.0) million in fiscal 1996 from $(932,000) in fiscal 1995. The increase in other income (expense) resulted primarily from an increase in interest expense of 236.4% to $3.7 million in fiscal 1996 from $1.1 million in fiscal 1995. Interest expense increased in fiscal 1996 as a result of the Company's incurrence of additional indebtedness in connection with the Weider U.K., Nion and American Nutrition Bars acquisitions and increased investment in inventory and fixed assets. The Company's total indebtedness, including the amounts payable to the Parent, increased approximately 138.1% to $68.1 million at May 31, 1996 from $28.6 million at May 31, 1995. This increase in total indebtedness resulted primarily from increased borrowing for acquisitions of $16.1 million and the Company's added investment in inventory and accounts receivable of $26.6 million due to overall growth in operations.

     Provision for Income Taxes. Provision for income taxes increased approximately 137.2% to $10.2 million in fiscal 1996 from $4.3 million in fiscal 1995. The dollar increase in provision for income taxes resulted primarily from increased net sales in fiscal 1996 compared to fiscal 1995. Provision for income taxes as a percentage of net sales was 5.5% in fiscal 1996 compared to 4.7% in fiscal 1995.

     Acquisitions. Effective January 1, 1995, the Company acquired certain assets of the nutritional drink business formerly owned by American Body Building. The Company's operating results for fiscal 1996 include the American Body Building acquisition for the entire fiscal year compared to the five months of operations that were recorded in fiscal 1995. Results of operations for American Body Building recorded by the Company in fiscal 1996 were net sales of $21.8 million, gross profit of $4.1 million and incremental operating income of $3.1 million, compared to net sales of $7.8 million, gross profit of $1.9 million and incremental operating income of $1.3 million in fiscal 1995.

     Effective June 1, 1995, the Company acquired a capsule and tablet manufacturing operation formerly owned by Nion. Results of operations for Nion in fiscal 1996 were net sales of $26.4 million, gross profit of $13.3 million and incremental operating income of $11.5 million.

     Effective October 16, 1995, the Company acquired the American Nutrition Bars' manufacturing facility. Results of operations for American Nutrition Bars in fiscal 1996 were net sales of $3.8 million, gross profit of $1.0 million and operating loss of $234,000.

     Effective January 1, 1996, the Company acquired certain net assets and customers in Europe from Weider U.K., a related party, for $1.5 million. See "Certain Relationships and Related Party Transactions -- Certain Acquisitions." Net assets acquired amounted to $48,942 and were recorded at their historical cost. The remaining excess purchase price of approximately $1.4 million plus other acquisition costs amounting to $250,000 were charged to retained earnings as a distribution of capital to the Parent. Results of operations in fiscal 1996 for this acquisition were sales of $2.5 million, gross profit of $900,000 and incremental operating income of $400,000.

     In connection with the acquisition of Weider U.K., the Company entered into an agency agreement with a primary supplier of powdered drink mixes for European operations. The agreement requires the supplier to provide working capital funds, to maintain ownership of all inventories and to provide all logistics and administrative support. In return, the supplier is paid a declining percentage of profits. See "Business -- Strategy -- Penetration of International Markets."

Fiscal Year Ended May 31, 1995 Compared to Fiscal Year Ended May 31, 1994

     Net Sales. Net sales increased approximately 33.9% to $90.9 million in fiscal 1995 from $67.9 million in fiscal 1994. The increase in net sales resulted primarily from increased penetration of the mass volume retail distribution channel, which added $8.2 million to fiscal 1995 net sales, and increased private label powdered drink mix manufacturing, which added $3.6 million to fiscal 1995 net sales. In addition, the midyear acquisition of American Body Building added $7.8 million to fiscal 1995 net sales.

     The following table shows comparative net sales results categorized by distribution channel for the fiscal years indicated:

                                                             FISCAL YEAR ENDED MAY 31,
                                                      ---------------------------------------
                                                            1994                  1995
                                                      -----------------     -----------------
                                                              (DOLLARS IN THOUSANDS)
    Mass volume retailers...........................  $16,011      23.5%    $24,267      26.7%
    Health food.....................................   37,241      54.8      40,074      44.1
    Private label...................................    7,915      11.8      11,502      12.7
    International markets...........................    2,539       3.7       4,335       4.7
    Other...........................................    4,164       6.2      10,749      11.8
                                                      -------     -----     -------     -----
              Total.................................  $67,870     100.0%    $90,927     100.0%
                                                      =======     =====     =======     =====

     Sales to mass volume retailers increased approximately 51.9% to $24.3 million in fiscal 1995 from $16.0 million in fiscal 1994, due primarily to the introduction of new branded products. The increase in sales to other customers, including health clubs and gyms, was due primarily to the acquisition of American Body Building.

     Gross Profit. Gross profit increased approximately 24.1% to $35.5 million in fiscal 1995 from $28.6 million in fiscal 1994. The increase in gross profit in fiscal 1995 resulted primarily from the acquisition of American Body Building in fiscal 1995 and was offset in part by smaller gross margins associated with American Body Building's product lines. Gross margin decreased slightly to 39.1% in fiscal 1995 from 42.1% in fiscal 1994 primarily as a result of certain increases in raw material prices and product mix costs as well as smaller gross margins associated with American Body Building's product lines.

     Operating Expenses. Selling and marketing expenses, including sales, marketing, advertising and freight costs, increased approximately 24.0% to $15.5 million in fiscal 1995 from $12.5 million in fiscal 1994. The increase in selling and marketing expenses in fiscal 1995 resulted primarily from increased advertising and personnel required to handle higher volumes of products associated with increased sales and the fiscal 1995 acquisition of American Body Building. Selling and marketing expenses as a percentage of net sales were 17.0% in fiscal 1995 compared to 18.5% in fiscal 1994. Advertising expenses increased approximately 38.7% to $4.3 million in fiscal 1995 from $3.1 million in fiscal 1994. The increase in advertising expenses resulted primarily from increased television, magazine and co-op advertising. Advertising expense as a percentage of net sales was 4.7% in fiscal 1995 compared to 4.6% in fiscal 1994.

     General and administrative expenses increased approximately 5.1% to $6.2 million in fiscal 1995 from $5.9 million in fiscal 1994. The dollar increase in general and administrative expense in fiscal 1995 resulted primarily from incremental expenses added by the acquisition of American Body Building. General and administrative expenses as a percentage of net sales were 6.8% in fiscal 1995 compared to 8.7% in fiscal 1994.

     The expense for amortization of intangible assets increased approximately 35.3% to $1.1 million for fiscal 1995 from $813,000 for fiscal 1994. Capitalized intangible assets increased approximately $9.8 million in fiscal 1995 and $3.4 million in fiscal 1994. The increase in capitalized intangible assets resulted from the American Body Building acquisition in fiscal 1995 and the Excel and Exceed acquisitions in fiscal 1994. Amortization of intangible assets expense as a percentage of net sales was 1.2% in both fiscal 1995 and fiscal 1994. Acquisition costs are capitalized and typically amortized over fifteen years.

     Other Income (Expense). Other income (expense) decreased approximately 28.3% to $(932,000) in fiscal 1995 from $(1.3) million in fiscal 1994. Other income (expense) as a percentage of net sales was 1.0% in fiscal 1995 compared to 1.9% in fiscal 1994.

     Provision for Income Taxes. Provision for income taxes increased approximately 53.6% to $4.3 million in fiscal 1995 from $2.8 million in fiscal 1994. The increase in provision for income taxes resulted primarily from increased net sales in fiscal 1995 compared to fiscal 1994. Provision for income taxes as a percentage of net sales was 4.7% in 1995 compared to 4.2% in 1994.

     Acquisitions. Effective December 1, 1993, the Company acquired the Excel brand name from Key Products, Inc. Effective December 14, 1993, the Company acquired the Exceed brand name from Abbott Laboratories. Results of operations reported for these acquisitions in fiscal 1995 were net sales of $4.6 million and gross profit of $2.6 million compared to net sales of $2.3 million and gross profit of $1.4 million reported from the date of the acquisitions through May 31, 1994.

     Effective January 1, 1995, the Company acquired certain assets of the nutritional beverage business formerly known as American Body Building. Results of operations for American Body Building in fiscal 1995 were net sales of $7.8 million, gross profit of $1.9 million and incremental operating income of $1.3 million.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to the Offerings, the Company's operations and capital requirements were financed through internally generated funds, borrowings under the Existing Credit Agreement and loans from the Parent. For fiscal years ended May 31, 1995 and 1996, the Company's primary capital requirements were as follows:

                                                      YEAR ENDED MAY 31,       THREE MONTHS
                                                      ------------------     ENDED AUGUST 31,
                                                       1995       1996             1996
                                                      -------    -------     ----------------
                                                               (DOLLARS IN THOUSANDS)
    Working capital increase excluding term debt....  $ 8,366    $ 9,274         $ 4,076
    Capital expenditures and trademark purchases....    1,295      6,219           2,530
    Total consideration for acquisitions............   15,038     29,772              --
    Distributions to the Parent, net................      938      3,731             730
    Other debt repayments...........................    2,766      3,449           4,946
                                                      -------    -------         -------
              Total capital requirements............  $28,403    $52,445         $12,282
                                                      =======    =======         =======

     These capital requirements, which primarily reflect the growth of the Company, were satisfied through internally generated funds, borrowings under the Existing Credit Agreement, and loans from the Parent. These proceeds were as follows:

                                                      YEAR ENDED MAY 31,       THREE MONTHS
                                                      ------------------     ENDED AUGUST 31,
                                                       1995       1996             1996
                                                      -------    -------     ----------------
                                                               (DOLLARS IN THOUSANDS)
    Working capital provided by operations..........  $ 7,289    $18,513         $ 4,547
    Net increases in Existing Credit Agreement......   19,200     18,750           8,650
    Net loans from the Parent.......................    1,914     15,182            (915)
                                                      -------    -------         -------
                                                      $28,403    $52,445         $12,282
                                                      =======    =======         =======

     In September 1996, the Company received a commitment from General Electric Capital Services ("GECS") for a $75.0 million secured, long-term credit facility (the "New Credit Agreement"). The

Company expects that the New Credit Agreement will contain standard terms and conditions, including, subject to permitted amounts, a limitation on the ability of the Company to pay dividends on the Common Stock. The commitment is subject to several significant conditions precedent. The Company intends to use a portion of the net proceeds of the Offerings to terminate its obligations under the Existing Credit Agreement and will rely on the New Credit Agreement, together with any remaining proceeds from the Offerings, to meet its short-term cash requirements. See "Use of Proceeds." Specifically, borrowings available under the New Credit Agreement will be used for general working capital needs and, if necessary, to support capital expenditures to effect acquisitions and accelerate growth. As a result, upon the consummation of the Offerings, the Company expects to have approximately $75 million of available credit under the New Credit Agreement.

     The Company's cash requirements through the remainder of fiscal 1997 are expected to include expenditures in connection with: (i) increasing investment in research and development, including hiring additional technical personnel, acquiring new product lines for nutrition bars, beverages, tablets and capsules, and purchasing additional research and development equipment, including data and formulation software; (ii) hiring additional personnel, if and as necessary, to support the Company's distribution facilities as sales of the Company's nutritional supplements increase; (iii) increasing advertising and promotional investments to continue to educate consumers about the Company's products; and
(iv) the acquisition of certain assets in Canada from Weider Sports Equipment. Capital expenditures in fiscal 1997 are expected to aggregate approximately $13.0 million. The Company expects that the net proceeds from the Offerings, together with anticipated cash flows from operations and borrowings under the New Credit Agreement, will be sufficient for the above purposes.

     The Company's long-term capital requirements are expected to include capital expenditures to support continued growth of nutritional supplements sales. The Company may also enter into strategic acquisitions as the nutritional supplements industry continues to consolidate. The Company expects to fund its long-term capital requirements including construction of capital projects such as a new manufacturing and distribution facility for the next twelve months and in the foreseeable future, through the use of operating cash flow supplemented as necessary by borrowings under the New Credit Agreement and, if necessary, through debt financings or the issuance of additional equity.

     The Company, the Parent and certain subsidiaries of the Parent (each a "Borrower" and together the "Borrowers"), entered into an Amended and Restated Credit Agreement, dated January 4, 1995, as amended from time to time (the "Existing Credit Agreement"), with General Electric Capital Corporation ("GECC"). A total of $46.6 million in borrowings was outstanding under the Existing Credit Agreement at August 31, 1996 consisting of $17.5 million of indebtedness evidenced by term notes payable to GECC and $29.1 million under a revolving line of credit. Borrowings under the Existing Credit Agreement bear interest at floating rates (at May 31, 1996, 8.0 % for the term notes and 7.8 % for the revolving line of credit) and mature on various dates from February 1997 through January 2000. Each of the Borrowers has joint and severally guaranteed the obligations of the other Borrowers under the Existing Credit Agreement. Simultaneously with the closing of the Offerings, the Company intends to repay all of its outstanding obligations under the Existing Credit Agreement and terminate all liabilities and obligations with respect to its guarantee of the other Borrowers' obligations thereunder.

IMPACT OF INFLATION

     The Company has historically been able to pass inflationary increases for raw materials and other costs onto its customers through price increases and anticipates that it will be able to continue to do so in the future.

SEASONALITY

     The Company's business is seasonal, with lower sales typically realized during the first and second fiscal quarters and higher sales typically realized during the third and fourth fiscal quarters. The Company believes such fluctuations in sales are the result of greater marketing and promotional activities toward the end of each fiscal year, customer buying patterns, and consumer spending patterns related primarily to the consumers' interest in achieving personal health and fitness goals after the beginning of each new calendar year and before the summer fashion season. See "Risk
Factors -- Seasonality"

IMPACT OF RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of," which provides guidance on how to measure impairment of long-lived assets, certain intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Company has adopted this statement at May 31, 1996 and believes that the impact of adopting SFAS No. 121 will not be material to the Company.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" which defines a fair value based method of accounting for stock based employee compensation plans. Under SFAS No. 123, companies are encouraged, but are not required, to adopt the fair value method for fiscal years beginning after December 15, 1995 for all employee awards granted after the beginning of such year. Companies are permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), but must, in future years, disclose in a note to the financial statements pro forma net income and earnings per share as if SFAS No. 123 had been applied. The Company has not yet determined whether it will adopt the fair value method or continue to account for stock-based compensation under APB No. 25.

                                    BUSINESS
GENERAL

     The Company is a leading manufacturer of branded and private label nutritional supplements and is a leading marketer of multiple brands of nutritional supplements through multiple distribution channels. The Company manufactures a broad range of capsules and tablets, powdered drink mixes, bottled beverages and nutrition bars and markets branded products in four principal categories: sports nutrition; vitamins, minerals and herbs; diet; and healthy snacks. The Company markets its branded products through each key distribution channel and is one of the leading marketers of nutritional supplement products to the mass volume retail channel, one of the most significant and growing distribution channels in the nutritional supplement industry. Consistent with management's multi-channel strategy, sales of the Company's products in fiscal 1996 were balanced among mass volume retailers, health food stores and a combination of other channels, including health clubs and gyms, international markets and private label manufacturing. Industry sources estimate the principal domestic markets in which the Company's products compete totalled approximately $4.6 billion in 1994 and grew at a compound annual growth rate of approximately 12% from 1991 through 1994. Because of the Company's broad portfolio of leading brands, multiple distribution channels and state-of-the-art manufacturing capabilities, the Company believes that it is uniquely positioned to capitalize on the anticipated growth in the nutritional supplement industry.

     The Company's products are currently sold in over 38,000 retail outlets in all 50 states. The Company's customers in the mass volume retail channel include: mass merchandisers -- Wal-Mart, Target and Kmart; drug stores -- Walgreens, CVS, American Drug and Thrifty/Payless; warehouse clubs -- Price Costco and Sam's Club; and supermarkets -- Albertson's, Giant and Ralphs. The Company services the health food market by distributing its products to General Nutrition Center ("GNC") and the leading health food distributors (such as Tree-of-Life, Stow Mills and Nature's Best). The Company also sells through other distribution channels, including its network of exclusive distributors to health clubs and gyms (such as Bally's Health and Fitness and Gold's Gym), international markets, and private label manufacturing for other nutritional supplement companies. The Company pursues a multi-channel distribution strategy in order to participate in the growth being experienced in each of these channels, thereby increasing its overall share of the nutritional supplement market. The Company also distributes its products to all major markets worldwide.

     As part of its multi-brand, multi-channel strategy, the Company has created a portfolio of recognized brands designed for specific distribution channels. The Company manufactures and markets over 1,340 products and has over 1,750 SKUs. The positioning of the Company's brand names is supported by significant advertising and marketing expenditures as well as the Company's historic association with the Weider name.

As a result, the Company believes that it has many of the leading brands in the nutritional supplement industry. The following table identifies the Company's 12 leading brands and illustrates the Company's multi-brand, multi-channel strategy:

BRAND                         PRIMARY CHANNEL           PRIMARY CATEGORY            PRODUCT FORMS
- -----                         ---------------           ----------------            -------------
Great American             Mass volume retailers   Vitamins and diet           Beverages, nutrition
  Nutrition(TM)                                                                  bars, powdered drink
                                                                                 mixes and capsules
                                                                                 and tablets
Joe Weider Signature(TM)   Mass volume retailers   Sports nutrition and diet   Powdered drink mixes
                                                                                 and capsules and
                                                                                 tablets
Prime Time(TM)             Mass volume retailers   Vitamins and diet           Capsules and tablets
Tiger's Milk(TM)           Mass volume retailers   Healthy snacks              Nutrition bars
Fi-Bar(TM)                 Mass volume retailers   Healthy snacks              Nutrition bars
Schiff(TM)                 Health food stores      Vitamins and diet           Capsules and tablets
Metaform(TM)               Health food stores      Sports nutrition and diet   Powdered drink mixes
                                                                                 and nutrition bars
Victory(TM)                Health food stores      Sports nutrition            Powdered drink mixes
                                                                                 and capsules and
                                                                                 tablets
Mega Mass(TM)              Health food stores      Sports nutrition            Powdered drink mixes
Excel(TM)                  Health food stores      Vitamins and diet           Capsules and tablets
American Body              Health clubs and gyms   Sports nutrition and diet   Beverages, nutrition
  Building(TM)                                                                   bars, powdered drink
                                                                                 mixes and capsules
                                                                                 and tablets
Steel Bar(TM)              Health clubs and gyms   Sports nutrition            Nutrition bars

     To support its multi-brand, multi-channel strategy, the Company will continue to invest in research and development and state-of-the-art manufacturing and distribution facilities. The Company's research and development group has successfully developed new brands targeted to specific consumers, such as Great American Nutrition and Metaform, and new products, such as Schiff's Melatonin and Whole Food Phytonutrients. In addition, the Company manufactures over 80% of its branded products and is building additional state-of-the-art facilities that it believes will more than double current capacity. The Company expects its additional facilities to be operational in mid-1997. The Company believes its research and development commitment and integrated manufacturing capabilities will continue to provide a significant advantage in capturing an increasing share of the growing nutritional supplement market.

STRATEGY

     The Company has demonstrated the ability to grow its business profitably by introducing new brands and products, expanding distribution capability and acquiring related businesses. In fiscal 1996, the Company's net sales increased 105.0% to $186.4 million from net sales of $90.9 million in fiscal 1995 and net income increased 145.6% to $15.0 million in fiscal 1996 from net income of $6.1 million in fiscal 1995. During the three fiscal years ended May 31, 1996, the Company achieved compound growth rates in net sales and net income of 43.5% and 61.3%, respectively. The Company believes that its broad distribution channels, portfolio of leading brands and state-of-the-art manufacturing and distribution capabilities position it as the long-term competitive leader in the nutritional supplement industry. The Company's strategy is to:

     Leverage Its Portfolio of Established Brands. The Company believes that its portfolio of established brands will enable the Company to continue increasing its share of the nutritional supplement market. The Company's brands are positioned as leaders in specific product categories and distribution channels. Schiff and Great American Nutrition are leading vitamin brands in health food stores and in mass volume retailers, respectively, American Body Building is a leading sports nutrition brand in gyms and health clubs, Victory and Metaform are leading sports nutrition brands in health food stores and Joe Weider Signature is the leading sports nutrition brand in the mass volume retail market. Excel is a leading herbal energy brand in health food stores and Tiger's Milk and Fi-Bar are leading nutritional bar brands in supermarkets, health food stores and convenience stores. Each of these brands has name recognition and consumer loyalty within its target market. The Company plans to continue promoting its brands through focused marketing efforts; in fiscal 1996, to publicize its brands, the Company spent $16.5 million in selling, marketing and advertising compared to $9.9 million in fiscal 1995.

     Develop New Brands and Product Line Extensions. The Company strives to be on the leading edge of the industry in terms of product development and intends to continue its commitment to research and development to create new brands and product line extensions. The Company believes it is important to continually develop new products in the nutritional supplement industry in order to capitalize on new market opportunities, strengthen relationships with customers by meeting demand, increase market share and preserve gross margins. The Company's focus on research and development enables it to readily formulate and manufacture innovative products and quickly capitalize on industry trends. For example, this strong commitment to research and product development enabled the Company to capitalize on the sudden popularity of melatonin, by quickly formulating and marketing Schiff's Melatonin. The Company is one of the leading marketers and manufacturers of melatonin in the industry generating approximately $18.9 million in sales in the last eight months of fiscal 1996.

     Continue Growing Its Balanced Distribution Network. The Company has demonstrated the ability to enter new channels of distribution while preserving growth in existing distribution channels. Unlike many of its competitors, the Company has effectively marketed some of its products in the mass volume retail market while preserving loyalty from its health food store customers. The Company has achieved this balance by designating brands such as Schiff, Excel, Victory and Metaform as health food brands with limited distribution in the mass volume retail market. The Company's fiscal 1996 net sales were approximately 35% to mass volume retailers, 27% to health food stores and 38% to others, including health clubs and gyms, international markets and private label manufacturing. As consumer awareness and acceptance of nutritional supplements grow, the Company expects growth in each distribution channel, with concentration in mass volume retailers, including drug stores and supermarkets. The Company is uniquely positioned to capitalize on the growth in each distribution channel through existing customer relationships and a strong performance history in these channels.

     Acquire Strategically Related Businesses and Product Lines. The nutritional supplement industry is fragmented and includes a number of small manufacturers and distributors, many of which are being acquired by larger companies. The Company believes that growth in the nutritional supplement industry will generate further consolidation and create continuing opportunities for the Company to acquire additional nutritional supplement manufacturing and marketing companies over the next decade. The Company's financial resources and operating capabilities, along with management's demonstrated ability to make and integrate acquisitions, uniquely position the Company to be a leader in the industry's consolidation. The Company has successfully acquired four businesses in the last two years and has increased the operating performance of each acquired company. For example, with respect to acquisitions the Company has included in its results of operations for at least one full fiscal year, sales for the 12-month period prior to such acquisitions were $14.2 million and approximately $11.4 million, for American Body Building and Nion, respectively, compared to sales for fiscal 1996 of $21.8 million and $26.4 million, respectively.

     Further Penetrate International Markets. The Company believes that significant growth opportunities exist in international markets. The Company intends to increase its penetration of international markets through strategic acquisitions and by introducing new products and brands into countries where the Company already operates. The Company has manufacturing capabilities in the U.K. as a result of an agreement with an indirect subsidiary of Archer Daniels Midland and in Spain as a result of the purchase of Weider Spain and expects to have manufacturing capabilities in Montreal after the acquisition of certain assets from Weider Sports Equipment. After the acquisition of certain assets from Weider Sports Equipment, with the exception of Japan and Australia, the Company will have distribution rights for nutritional supplement products in every major market in the world. Weider U.K., which was acquired on January 1, 1996, accounted for sales of $2.5 million and net income of $220,000 in fiscal 1996.

INDUSTRY

     The Company believes it is well positioned to capitalize on the growth of the nutritional supplements market. Industry sources estimate the principal markets in which the Company's products compete totalled approximately $4.6 billion in 1994 and grew at a compound annual growth rate of approximately 12% from 1991 through 1994. The Company believes several factors account for the steady growth of the nutritional supplement market, including increased public awareness of the health benefits of nutritional supplements and favorable demographic trends toward older Americans who are more likely to consume nutritional supplements.

     Over the past several years, public awareness of the positive effects of nutritional supplements on health has been heightened by widely publicized reports and medical research findings indicating a correlation between the consumption of nutrients and the reduced incidence of certain diseases. Reports have indicated that the United States government and universities generally have increased sponsorship of research relating to nutritional supplements. In addition, Congress has established the Office of Alternative Medicine within the National Institutes of Health to foster research into alternative medical treatment modalities, which may include natural remedies. Congress has also recently established the Office of Dietary Supplements in the National Institutes of Health to conduct and coordinate research into the role of dietary supplements in maintaining health and preventing disease.

     The Company believes that the aging of the United States population, together with a corresponding increased focus on preventative health care measures, will continue to result in increased demand for certain nutritional supplement products. According to Congressional findings that accompanied the DSHEA, national surveys reveal that almost 43% of Americans regularly consume vitamins, minerals and herbal supplements and 80% consume these products at some time during their lives. The 35-and-older age group of consumers, which is expected to continue to grow over the next two decades, represents 78% of the regular users of vitamin and mineral supplements. Based on data provided by the United States Bureau of the Census, from 1990 to 2010, the 35-and-older age group of the United States population is projected to increase by 32%, a significantly greater increase than the 20% projected increase for the United States population in general.

     The Company believes these and other trends have helped fuel the growth of the nutritional supplement market. To meet the increased demand for nutritional supplements, a number of successful nutritional supplement products have been introduced over the past several years, including function specific products for weight loss, sports nutrition, menopause, energy and mental alertness. In addition, the use of a number of innovative ingredients, such as CitriMax(R), DHEA, chromium picolinate and melatonin, have created opportunities to offer new products.

BRANDS AND PRODUCTS

     As part of its multi-brand, multi-channel strategy, the Company has developed a portfolio of brands and diverse products designed for specific distribution channels to meet the demands of a wide variety of consumers. The Company believes that offering multiple brands is important to its success in selling through many separate distribution channels, because selling the same nutritional supplement brand across multiple distribution channels can weaken a brand's value to brand-conscious consumers and retailers. Accordingly, the Company designs its branded products for specific distribution channels. For example, the Schiff brand primarily targets shoppers in health food stores, while the Great American Nutrition brand is designed to reach primarily mass volume retail shoppers. The Company believes having distinct brands positioned in each distribution channel is one of its strongest competitive advantages, enabling the Company to participate in the growth currently being experienced in each of these channels.

     The Company markets its branded products in four principal categories of nutritional supplements: sports nutrition; vitamins, minerals and herbs; diet; and healthy snacks. The Company also manufactures private label products for other nutritional supplement marketers. The Company manufactures and markets over 1,340 products and has over 1,750 SKUs. The Company believes that offering its customers a wide variety of products also provides the Company a competitive advantage in capturing an increasing share of the growing nutritional supplement market.

     The following table outlines the number of products of each of the Company's product categories and its private label business at August 31, 1996:

                                                                  NUMBER OF
                                                                  PRODUCTS
                                                                  ---------
   Branded products:
     Sports nutrition...........................................      257
     Vitamins, minerals and herbs...............................      363
     Diet.......................................................       44
     Healthy snacks.............................................       89
                                                                    -----
        Subtotal................................................      753
   Private label................................................      587
                                                                    -----
        Total...................................................    1,340
                                                                    =====

     Sports Nutrition. The Company's sports nutrition category includes a wide variety of products designed to enhance athletic performance and support the results derived from exercise programs. The Company's sports nutrition products deliver nutritional supplements through a variety of forms, including powdered drink mixes, tablets, capsules, nutrition bars and beverages. The target consumers for the Company's sports nutrition products are athletes, bodybuilders and fitness enthusiasts. While each of the Company's products offers distinct benefits to the consumer, the Company's sports nutrition products are intended to generally enhance the consumer's ability to control weight, support muscle growth, lose fat and increase energy levels and stamina. The following table summarizes the major brands and representative products of the Company's sports nutrition category:

MAJOR BRANDS                                    REPRESENTATIVE PRODUCTS
- ------------                                    -----------------------
American Body Building..................  Blue Thunder protein beverages and
                                            Ripped Force energy beverages and
                                            powdered drink mixes
Victory.................................  Mass 1000 and Professional powdered drink mixes
Mega Mass...............................  Giant Mega Mass and Super Mega Mass
                                            powdered drink mixes
Metaform................................  Metaform and Metaform Heat powdered drink mixes and nutrition bars
Joe Weider Signature....................  Dynamic Weight Gain and Dynamic
                                            Muscle Builder powdered drink
                                            mixes
Tiger's Milk............................  Tiger Sport nutrition bars
Steel Bar...............................  Steel Bar nutrition bars

     The American Body Building brands, which are intended to help the consumer increase energy levels and stamina, control weight and lose fat, are primarily distributed to health clubs and gyms through the Company's exclusive distributors. The Victory, Mega Mass, Metaform and Joe Weider Signature brands, which are intended to support consumers' efforts to control weight, support muscle growth and lose fat, are primarily distributed through mass volume retailers and health food stores such as GNC. The Tiger's Milk product line, which has been marketed for over 30 years, includes seven nutrition bars that supply significant amounts of protein, vitamins and other essential nutrients with less fat than a traditional candy bar. Both Tiger Sport and Steel Bar are nationally distributed through supermarkets, convenience stores, warehouse clubs and health food stores.

     Vitamins, Mineral and Herbs. The Company markets a complete line of vitamins and minerals, including multivitamins, multiminerals, antioxidants and digestive enzymes. These products are offered in various forms (including liquids, tablets, capsules, softgels and powdered drink mixes). In addition, herbs and phytonutrients constitute a small but growing percentage of the net sales of the Company. Herbs and phytonutrients, which are a growing category in the nutritional supplement industry, are alternatives or complements to over-the-counter pharmaceutical products for consumers who seek a more natural and preventative approach to their health care.

MAJOR BRANDS                                    REPRESENTATIVE PRODUCTS
- ------------                                    -----------------------
Schiff vitamins.........................  Multivitamins, multiminerals, antioxidants and digestive
                                            enzymes
Schiff herbs............................  Ginseng, garlic, ginkgo biloba and echinacea
Excel...................................  Ultra High Performance and High
                                            Performance capsules
Prime Time..............................  Prime Time capsules and tablets

     The Company's Schiff brand vitamin products are designed to provide consumers with essential vitamins and minerals as supplements to their diet. Schiff vitamins and minerals include multivitamins such as Single Day(R), multiminerals such as Guided(R) Multiminerals Complex, individual vitamins and minerals such as Vitamins C, E, and Calcium, specialty formulae such as PMS, Menopause and DHEA, beta carotene and other antioxidants and B-complex. In addition, the Company introduced Schiff's Melatonin in December 1995, which is a natural hormone reported in the popular media to combat insomnia and jet lag. Schiff vitamins are marketed primarily through health food stores but are also sold through supermarkets and drug stores within the mass volume retail channel.

     The Company markets various herbs (including ginseng, garlic, ginkgo biloba and echinacea) under the Schiff brand primarily in health food stores. Through its phytocharged supplement line distributed primarily through health food stores, Schiff is a leader in the development and introduction of phytonutrients, which are naturally-occurring compounds in plants that are believed to promote health and prevent disease. These phytonutrients include lycopene (the beta carotene relative that has been recently linked in the popular media to lowering prostate cancer risk) and beta glucan (an extract from oats that is the soluble fiber believed to be responsible for lowering blood cholesterol levels).

     The Company markets certain of its vitamins, minerals and herbal supplements as energy enhancers under the Excel brand. Excel is the premier herbal energy supplement line in GNC and health food stores nationwide. The Company acquired the Excel brand in December 1993 to participate in the growing market for energy enhancers. Excel's energy products include Ultra High Performance and High Performance with Ginseng. All Excel products were originally formulated with Ma Huang, an herb that naturally contains the stimulant ephedrine; however, on September 1, 1996, the Company decided to discontinue the manufacturing and marketing of products containing Ma Huang which will be effective December 1, 1996. The Company now offers Ma Huang-free alternatives (consisting of a unique proprietary blend of herbs) to all of its Excel products. See "Recent Government Action and Adverse Publicity Regarding Products Containing Ephedrine." While Excel targets health food stores for herbal energy products, Great American Nutrition distributes such products through mass volume retailers.

     The Company's vitamins, minerals and herbs category consists of several products targeting consumers in discrete demographic groups. For example, Great American Nutrition's Prime Time is one of the first comprehensive health programs utilizing vitamins and minerals designed specifically for men over age
40. Prime Time's nutritional supplements, exercise program and dietary recommendations were developed to support energy, weight control, mental alertness, prostate health and virility in men over 40. Prime Time is being distributed primarily through mass volume retailers.

     Diet. The Company is one of the leading suppliers to mass volume retailers of natural products that utilize vitamins, herbs and other nutritional supplements designed to promote weight control. The Company's diet products are intended to support consumers' efforts in a number of weight control functions, including metabolizing fat, suppressing the appetite, replacing meals and providing low calorie, low fat snacks. The products are specifically formulated, packaged and priced to appeal to a wide variety of consumers with different demographic characteristics and physiological needs:

     MAJOR BRANDS                      REPRESENTATIVE PRODUCTS
     ------------                      -----------------------
Great American Nutrition.....  Fat Burner drinks and supplements
Schiff.......................  UltraLean capsules and tablets
American Body Building.......  Ripped Force and Cutting Force energy beverages
Joe Weider Signature.........  Fat Burner supplements
Metaform.....................  Metaform Heat powdered drink mixes
Excel........................  Super Diet and Fat Burner capsules and tablets
Prime Time...................  Prime Time capsules and tablets

     The Great American Nutrition brands, which are intended to support consumers' efforts to reduce fat, are primarily distributed through mass volume retailers. The Schiff brands, which are intended to aid in suppressing the appetite, are primarily distributed through health food stores. The American Body Building brands, which are intended to support consumers' efforts to reduce fat and provide a low calorie source of energy, are primarily distributed through the Company's exclusive distributors to health clubs and gyms. The Joe Weider Signature and Metaform brands, which are intended to enhance the consumers' efforts to control weight, support muscle growth and lose fat, are primarily distributed through mass volume retailers and health food stores, such as GNC. The Excel line, which is intended to aid in suppressing the appetite and support consumers efforts to reduce fat, is distributed primarily through health food stores. Prime Time, a comprehensive health program designed specifically for men over age 40, is distributed primarily through mass volume retailers.

     Healthy Snacks. The Company's healthy snacks category includes its Fi-Bar and Tiger's Milk product lines. The Fi-Bar product line is comprised of Fat Free Granola bars and fruit and nut bars coated with yogurt, chocolate or carob made without hydrogenated fats. The October 1995 acquisition of the American Nutrition Bars' manufacturing facility and Fi-Bar brand positions the Company to be a major private label bar manufacturer and adds another well-known healthy snack bar line to its Tiger's Milk brand. The Tiger's Milk product line, which as been marketed for over 30 years, includes seven nutrition bars that supply significant amounts of protein, vitamins and other essential nutrients with less fat than a traditional candy bar.

     MAJOR BRANDS                      REPRESENTATIVE PRODUCTS
     ------------                      -----------------------
Tiger's Milk.................  Tiger's Milk nutrition bars
Fi-Bar.......................  Fat Free Fi-Bars

     The Tiger's Milk and Fi-Bar brands, which are intended to provide consumers with a healthy alternative to traditional snack foods and candy bars, are primarily distributed through mass volume retailers.

     Private Label. The Company manufactures capsules, tablets, beverages, nutrition bars and powdered drink mixes for more than 30 other marketers of nutritional supplements. These independent marketers, or private label customers, market the Company's products under their own brand name. The Company believes private label manufacturing provides opportunities to enhance profitable growth through increased efficiencies from greater use of operating capacities. In addition, the Company believes private label manufacturing allows it to hone its ability to innovate new products.

PRODUCT DEVELOPMENT

     The Company strives to be a leader in nutritional supplement product development and intends to continue its commitment to research and development to create new brands and product line extensions. The Company believes it is important to develop new products in the nutritional supplement industry in order to capitalize on new market opportunities, to strengthen relationships with customers by meeting demand and to increase market share. In addition, the Company believes that continually introducing new products is important to preserving and enhancing gross margins due to the relatively short life cycle of some products.

Recently developed products are an important component to the Company's total product mix. For example, products introduced in the last fiscal year accounted for 21% of the Company's fiscal 1996 sales.

     As a result of the Company's product development history, the Company believes that it has built a reputation in the nutritional supplement industry for innovation in both branded and private label products. The Company has pioneered a number of innovations in the nutritional supplement industry, including: (i) the development of the first domestic source of melatonin with consistent quality, supply and cost; (ii) the introduction of garcinia cambogia, a popular weight loss ingredient; (iii) the production of the first high-protein, low carbohydrate beverage; and (iv) the retail introduction of the first carotenoid complex product. The Company is in various stages of development with respect to new product concepts that will augment its existing product lines.

     Due to the importance of new product introductions in the nutritional supplement industry, the Company continues to make product development a priority. The Company averaged $1.5 million in annual expenditures for research and development for the last two fiscal years and has budgeted $2.7 million for research and development in fiscal 1997. The Company is increasing its commitment to research and development by hiring additional technical personnel, purchasing additional research and development equipment, including data and formulation software, and acquiring pilot lines for nutrition bars, beverages, tablets and capsules. In addition, the Company has begun sponsoring research and clinical trials at universities and medical centers.

SALES AND DISTRIBUTION

     As part of its multi-brand, multi-channel strategy, the Company markets its branded nutritional products through each key distribution channel. The Company's major distribution channels are mass volume retailers, health food stores and other channels, including its network of exclusive distributors to health clubs and gyms, international markets and private label manufacturing. The Company is pursuing a multi-channel distribution strategy to increase sales and market share, reduce its dependence on any one distribution channel and target specific markets for its nutritional supplement products. The products consist of 12 brands and are available in over 38,000 retail outlets in all 50 states. In addition to servicing a number of domestic retail outlets directly, the Company also sells its products through a network of distributors in the United States and abroad.

     The Company is one of the leading suppliers of branded nutritional supplements to mass volume retailers and sells its nutritional supplements to every major nutritional supplement distributor servicing health and nutritional stores. The following table shows some of the Company's principal customers in each distribution channel:

MASS VOLUME RETAILERS     HEALTH FOOD STORES       OTHER
- ----------------------    ------------------       -----
Wal-Mart                  GNC                      Private label customers
Walgreens                 Tree-of-Life             American Bodybuilding Beverages
Sam's Club                Stow Mills               Military commissaries
Price Costco              Nature's Best            Bally's Health and Fitness Clubs
American Drug             Super Nutrition          Gold's Gym
Kmart                     Nutra Source             Boots (U.K.)
Fred Meyer                North Farm Coop          Holland & Barrett (U.K.)
Thrifty/Payless           L&H Vitamins             Corte Ingles (Spain)
Albertson's               Threshold Enterprises    Decathalon (France)
Target

     The Company's largest customers, GNC and Wal-Mart, accounted for approximately 16% and 10%, respectively, of net sales in fiscal 1996, compared to approximately 26% and 5%, respectively, of net sales in fiscal 1995. The dollar amount of the Company's sales in fiscal 1996 to GNC and Wal-Mart grew by 30% and 317%, respectively, over the previous year. The Company has 26 other major customers each of which produced sales of between 0.5% and 5% of the Company's net sales in fiscal 1996 and, collectively, accounted for 58% of net sales in fiscal 1996. The loss of GNC or Wal-Mart as a customer, the loss of a significant number of other major customers, or a significant reduction in purchase volume by or financial difficulty of such customers, for any reason, could have a material adverse effect on the Company's results of operations or financial condition. See "Risk
Factors -- Dependence on Significant Customers."

     International Markets. The Company believes significant opportunities exist for nutritional supplement products in international markets. The Company has positioned itself to take advantage of such opportunities through its acquisition of Weider U.K. and Weider Spain and the anticipated acquisition of certain assets from Weider Sports Equipment. After the acquisition of Weider Spain, the Company has the capability to manufacture nutritional supplements in Spain and market nutritional supplements throughout continental Europe, including Italy, Germany, France, Belgium, the Netherlands, Luxembourg, Portugal and Spain. Weider Sports Equipment currently markets nutritional supplements to South America, Russia and the Pacific Rim. These acquisitions will provide the Company with the rights to manufacture and market nutritional supplements worldwide, excluding Australia and Japan. In addition, the Company has manufacturing capabilities in the United Kingdom as a result of an agreement with an indirect subsidiary of Archer Daniels Midland. Approximately, 1.3%, or $2.5 million, of the Company's fiscal 1996 sales were derived from the United Kingdom. See "Certain Relationships and Related Party Transactions -- Certain International Acquisitions and Royalty Arrangements."

MARKETING AND CUSTOMER SALES SUPPORT

     A comprehensive promotional program and extensive advertising, in combination with a large, well-trained sales force and superior customer service standards, have been integral to the Company's growth. These factors have enhanced brand name recognition of the Company's products and positioned it as a leader in the nutritional supplement industry. A key part of the Company's strategy is to help educate consumers about innovative, safe and beneficial nutritional supplement products. The Company's marketing and advertising expenditures were approximately $11.3 million in fiscal 1996, $6.7 million in fiscal 1995, and $4.9 million in fiscal 1994.

     The Company promotes its products in more than 37 consumer magazines, such as Newsweek, People, Cosmopolitan, Self, Parade, Martha Stewart Living, Woman's Day, Family Circle and Mademoiselle and trade magazines, such as Whole Foods, Vitamin Retailer, Mass Market Retailer and Chain Drug Review. In addition to these publications, the Company advertises in several magazines published by Weider Publications Inc. ("Weider Publications"), an affiliate of the Company, including: Muscle and Fitness, Flex, Shape, Men's Fitness, and Senior Golfer. Weider Publications also features editorials on nutritional products, providing nutritional supplement consumers with further research and information. See "Certain Relationships and Related Party Transactions." The Company also maintains several Internet sites.

     The Company participates in consumer education by sponsoring and attending various sporting events, including leading professional body building competitions such as The Mr. Olympia, The Arnold Schwarzenegger Classic and 45 local National Physique Committee bodybuilding competitions. In addition, the Company plays an active role in supporting industry and consumer advocate organizations for nutritional products. The Company also promotes its products at numerous trade and consumer shows representing all current distribution channels. In addition, the Company expects to pay endorsements to professional and amateur athletes in order to promote a positive image for the Company's nutritional products.

     The Company is committed to providing superior service both to retailers and consumers. The Company's sales and marketing team consists of approximately 80 professionals organized by distribution channel enabling the Company to quickly service the needs of both retailers and consumers. The Company believes that up-to-date reporting and hands-on management allow its sales team to be responsive to consumer needs for new products, creating promotions and producing extensive marketing support materials.

     International Markets. Through the acquisition of Weider U.K. and Weider Spain and the anticipated acquisition of certain assets from Weider Sports Equipment, the Company has increased its presence in the major international markets for nutritional supplements. Sales offices and staff in London, Madrid and Montreal and distributors in every major international market other than Japan and Australia, will be headed by a vice president of sales and marketing based in Utah and will form the foundation for the Company's future growth and expansion in international markets.

MANUFACTURING AND PRODUCT QUALITY

     The Company has invested in manufacturing to meet the growing demand for nutritional supplement products, to ensure continued operating efficiencies and to maintain high product quality standards. The Company manufactures over 80% of its branded products. The Company's products are currently manufactured in four separate facilities in Salt Lake City, Utah; Irwindale, California; Walterboro, South Carolina; and City of Industry, California. However, the Company has consolidated many of its operations in its main distribution center and headquarters in Salt Lake City, Utah. Consistent with its commitment to capturing an increasing share of the growing nutritional supplement market, the Company is building a new facility in Salt Lake City, Utah (the "New Facility").

     Existing Salt Lake City Facility. In addition to being the Company's main distribution center and corporate headquarters, the 152,000 square-foot existing Salt Lake City facility also contains the dry powder manufacturing operation for the Company, which includes blending, bottling and packaging of powdered drink mixes. The facility can produce over 400,000 pounds of powdered drink mixes daily and prepare for shipment 65,200 packages of various sizes per day. The dry powder manufacturing operation can simultaneously run seven packaging lines giving the Company the flexibility to produce powdered drink mixes in a variety of packages, including cans, jugs, bags, boxes, buckets and packets. The Company plans to maintain all domestic powdered drink mix manufacturing in the existing facility after completion of the New Facility in mid-1997. In addition, information systems will be expanded in fiscal 1997; the Company's existing AS400 hardware will be upgraded to double existing capacity and the Company's JD Edwards software will be upgraded to increase all distribution, manufacturing and multilingual/multicurrency capacities. The Company can operate the facility with three manufacturing shifts, but typically dedicates two shifts to manufacturing and the third to sanitation, maintenance and change-over. The facility also produces powdered drink mixes for private label companies and international customers. In addition to its manufacturing capabilities, the facility contains quality control and research and development labs.

     Future Salt Lake City Facility. In response to increased sales and the anticipated increase in demand for nutritional supplements, the Company has leased a 418,000 square-foot manufacturing, warehouse and office facility located in Salt Lake City, Utah. This facility is being built specifically for the Company and is expected to become operational in mid-1997. The New Facility will more than double current distribution capacity. All office, distribution and bar manufacturing operations will be consolidated in the New Facility. In addition, the New Facility will have 85,000 square-feet of capacity for manufacturing capsules and tablets to supplement Nion's manufacturing facility. Raw materials and finished products will be stored within the New Facility, utilizing Automated Guided Vehicles, narrow aisles and radio frequency technology. The New Facility will also contain an order picking module called the "pick tunnel," a 560-foot-long racking unit that holds 1,012 SKUs in a four-level structure. The system is designed to provide high-speed distribution and has the software capabilities to run up to 13 customer orders simultaneously. The Company expects the new system will improve the current rate at which the Company selects and sorts orders at its distribution facility. With this new system, the Company expects to be able to ship directly to customers and fulfill orders with greater accuracy. In addition to the 24 acres on which the New Facility is being built, the Company purchased an additional 10 contiguous acres for future expansion. See "Business -- Properties."

     Nion Facility. The Nion capsule and tablet manufacturing facility is located in Irwindale, California. The 95,000 square-foot facility operates under pharmaceutical Good Manufacturing Practices ("GMP") and holds an over-the-counter drug license. A number of the Company's products, including those of Great American Nutrition and Schiff, as well as private label products, are produced in this state-of-the-art facility, which can produce over 18 million capsules and tablets per day and operates 24 hours-per-day, six days per week. The facility can also fill 85,000 bottles per day on six high-speed packaging lines. In addition to its manufacturing capabilities, the facility contains product quality and research and development labs. In order to meet growing demand, Nion expanded in Southern California by 34,000 square-feet in June 1996 to 129,000 square-feet, and will further expand with another 85,000 square-feet in the New Facility. The Company expects the expansion will allow Nion to produce the Company's products along with its additional private label business for the foreseeable future.

     American Bottling and Beverage Facility. The American Bottling and Beverage facility, which manufactures American Body Building beverages, is located in Walterboro, South Carolina and supplies beverages across North America and Europe. This plant began producing beverages under the American Body Building label in December 1995 and currently has the capacity to bottle 480,000 bottles per day. The 55,000 square-foot facility is on a ten-acre site with access to the port of Charleston. The site allows for expansion up to another 50,000 square-feet, allowing for increases in both manufacturing and warehousing capacity. With the current production lines, the Company believes the capacity exists to meet projected volumes for the next three years. The Company can operate the facility on three manufacturing shifts, but typically dedicates two shifts to manufacturing and the third to sanitation, maintenance and change-over. The Company has entered into an arrangement with a bottle supplier whose plant will be constructed adjacent to the American Bottling and Beverage facility. The new bottling plant, which will open in August of 1996, is expected to reduce the Company's freight costs, increase supply and reduce on-hand bottle inventory.

     American Nutrition Bars Facility. The American Nutrition Bars facility in City of Industry, California produces nutrition bars. The 60,000 square-foot plant produces Tiger's Milk and Fi-Bar products as well as private label nutrition bars. The facility can blend 128,000 pounds of ingredients and can extrude 880,000 bars per day. The Company can operate the facility on three manufacturing shifts, but typically dedicates two shifts to manufacturing and the third to sanitation, maintenance and change-over. The state-of-the-art extrusion equipment gives American Nutrition Bars the flexibility to produce a wide array of bars in many forms and shapes. The Company plans to close the City of Industry facility and relocate the American Nutrition Bars operations to the New Facility in mid-1997. With the move to the New Facility, an additional line will be added to increase bar manufacturing capacity.

     Quality Standards. The Company is committed to meeting the highest quality standards in the industry. The Company's manufacturing facilities are in the initial evaluation and implementation phases of ISO 9000 certification. As part of this process, all testing and inspection procedures performed by more than 35 quality control professionals are standardized and periodically evaluated for compliance. Each of the Company's manufacturing sites is equipped with microbiology and quality control laboratories. Samples are evaluated using visual and flavor profiles as well as analytical testing using high pressure liquid chromatography, atomic absorption, a UV fluorometer, thin layer chromatography and infrared spectrophotometric equipment. The Company's products are also subject to extensive shelf life stability testing through which the Company determines the effects of aging on its products. The Company's product retention program allows the Company to maintain samples from each product batch shipped and to analyze such samples to ensure product quality. Certified outside laboratories are used routinely to evaluate the Company's laboratory performance and to supplement its testing capabilities.

     Purchasing. The Company focuses on purchasing raw materials from the highest quality-cost effective vendors and sources its raw materials and purchased goods from over 275 different qualified vendors. The Company orders and purchases a majority of its raw materials from its Salt Lake City headquarters, allowing the Company to benefit from volume purchasing discounts.

     Distribution. The Company's main distribution center is currently located within the 152,000 square-foot Salt Lake City facility, however, each satellite facility has the capability to ship directly to customers. In addition to its domestic distribution facilities, the Company has distribution capabilities in the United Kingdom and Spain and anticipates acquiring distribution facilities in Canada. The recent acquisition of Weider Spain enables the Company to manufacture nutritional supplements in Spain and market nutritional supplements throughout continental Europe, including Italy, Germany, France, Belgium, the Netherlands, Luxembourg, Portugal and Spain. Weider Sports Equipment currently markets nutritional supplements to South America, Eastern Europe and the Pacific Rim. These acquisitions will provide the Company with the rights to manufacture and market nutritional supplements worldwide, excluding Australia and Japan. The Company expects that its distribution capacity will be more than doubled as a result of the construction of the New Facility. The majority of the distribution capacity currently located in the Salt Lake City facility will be moved to the New Facility and each satellite facility in California and South Carolina will maintain the capability to ship directly to customers.

COMPETITION

     The nutritional supplement industry consists of six principal types of suppliers: independent health food suppliers, who focus primarily on vitamins and nutritional supplements; mass volume retail suppliers, who sell nutritional products that have mass appeal; gym and health club product companies; direct sale and mail order marketers; private label manufacturers; and major pharmaceutical companies. The majority of competitors in the nutritional supplement industry are small marketing operations focused on one or two of these distribution channels.

     The Company does not compete with any one competitor in all of its distribution channels. The Company's primary competitors in the independent and natural health food market include Nature's Way, Nutraceuticals, Solgar, Twinlab and EAS. In the mass volume retail market, competitors include Amerifit, Richardson Labs, Slim-Fast, Thompson Medical and Cybergenics. Gyms and health club suppliers include Costello's, Nature's Best and Science Foods. In the direct sale and mail order markets, competitors include Amrion, Amway, Nu-Skin, Usana and in the private label manufacturing market, competitors include GNP, Pharmavite, Leiner, Tishcon and Northridge Labs. In addition, large pharmaceutical companies and packaged food and beverage companies compete with the Company on a limited basis in the nutritional supplement market. Increased competition from such companies could have a material adverse effect on the Company as they have greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of the Company.

     The Company believes that by reacting quickly to market changes, scientific discoveries and competitive challenges, the Company will continue to compete effectively in the nutritional supplement industry. As the nutritional supplement industry grows and evolves, the Company believes retailers will rely heavily on suppliers, such as the Company, that can respond quickly to new opportunities, support them with production capacity and flexibility, and provide innovative and high margin products. In addition, retailers have begun to align themselves with suppliers, such as the Company, who are financially stable, aggressively market a broad portfolio of products and offer superior customer service. The Company believes it has a distinct competitive advantage over other nutritional supplement companies because of its portfolio of recognized brands, multiple distribution channels and state-of-the-art manufacturing capabilities. The Company's financial, marketing and manufacturing resources allow it to support advertising and marketing brand campaigns and quickly develop, manufacture and innovate new product concepts in response to industry trends.

REGULATION

     The manufacturing, packaging, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more governmental agencies, the most active of which is the FDA, which regulates the Company's products under the FDCA and regulations promulgated thereunder. The Company's products are also subject to regulation by the FTC, the CPSC, the USDA and the EPA. The Company's activities are also regulated by various agencies of the states, localities and foreign countries to which the Company distributes its products and in which the Company's products are sold. The FDCA has been amended several times with respect to dietary supplements, most recently by the NLEA and the DSHEA.

     The Company is a party to the Order with the FTC, which was signed by the Parent in 1985. Pursuant to the Order, the Company is prohibited from making certain advertising claims relating to the muscle building capabilities of Anabolic Mega Paks and Dynamic Life Essence. In connection with the Company's other food products, the Company is similarly prohibited from making these claims unless the Company is able to substantiate such claims. In 1986, the Parent was required to pay a maximum amount of $400,000 pursuant to the Order as reimbursements to purchasers of Anabolic Mega Paks and Dynamic Life Essence. To the extent such reimbursements amounted to less than $400,000, the Parent was required pursuant to the Order to pay the remainder to a designated research center for the study of the relationship between nutrition and muscular development. The Parent has paid all amounts required to be paid under the Order. In September 1991, the FTC informed the Company that the FTC had reviewed the several compliance reports which had been filed from March 1986 through and including June 20, 1991 and no action was planned at such time. Although the

Company has received occasional inquiries from the FTC regarding compliance matters since September 1991, the FTC has not taken any formal action regarding the Company's compliance with the Order.

     The Company manufactures certain products pursuant to contracts with customers who distribute the products under their own or other trademarks. Such customers are subject to governmental regulations in connection with their purchase, marketing, distribution and sale of such products, and the Company is subject to such regulations in connection with the manufacture of such products and its delivery of services to such customers. However, the Company's contract manufacturing customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control. The failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company.

     Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally controlled by the Company's distributors for those countries. These distributors are independent contractors over whom the Company has limited control.

     The Company has a number of individuals dedicated to regulatory compliance, including a Vice President of Quality Control, a Director of Regulatory Affairs and a Vice President of Research, in addition to a number of outside legal consultants. The Vice President of Quality Control is responsible for conforming each of the Company's manufacturing facilities to applicable GMPs and federal and state regulations. The Director of Regulatory Affairs' responsibilities include ensuring that all product packaging and advertising comply with FDA and FTC requirements and serving as the primary liaison between the Company and the Company's outside patent consultants. The Vice President of Research is responsible for submitting structure/function claims to the FDA and validating any technical claims made in any of the Company's advertising or packaging.

     The Company may be subject to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities, the repeal of laws or regulations which the Company considers favorable, such as the DSHEA, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors -- Government Regulation."

EMPLOYEES

     At May 31, 1996, the Company employed approximately 447 persons, of whom approximately 264 were in management, sales, purchasing, logistics and administration and approximately 183 were in manufacturing. Additionally, the Company utilizes temporary employees in some of its manufacturing processes. For fiscal 1996, the Company's temporary employment expense was approximately $3.8 million. The Company is not party to, and does not expect to be a party to, any collective bargaining arrangements.

PROPERTIES

     The Company operates the following facilities:

      LOCATION                       FUNCTION                   AGGREGATE SPACE       LEASE/OWN
      --------                       --------                   ---------------       ---------
Salt Lake City, UT       Company headquarters;                152,000 square feet     Own
                           manufacturing and distribution
                           center for capsules and
                           tablets, powdered drink mixes
                           and nutrition bars
Irwindale, CA            Capsule and tablet manufacturing     129,000 square feet     Lease
City of Industry, CA     Nutritional bar manufacturing        60,000  square feet     Lease
Walterboro, SC           Liquids manufacturing                55,000  square feet     Own

     The Company owns a 152,000 square-foot, state-of-the-art distribution, manufacturing and office facility in Salt Lake City, Utah, which it has occupied since December 1993. This facility has served as the Company's international executive offices for management, sales and administration. In addition, this facility is the distribution center for capsules and tablets, powdered drink mixes and nutrition bars and provides 47,000 square feet for powdered drink mix manufacturing operations. The Company also leases 67,000 square feet of warehouse space in Salt Lake City.

     The Company leases three separate facilities in Irwindale, California, aggregating approximately 129,000 square feet for capsule and tablet manufacturing operations. Capsules and tablets, sold by the Company under the brand names Schiff, Excel, and Great American Nutrition, are produced in these facilities, along with capsules and tablets for private label customers.

     The Company leases two buildings in City of Industry, California, aggregating approximately 60,000 square-feet for nutritional bar manufacturing operations, which were acquired October 15, 1995. Nutrition bars sold under the brand names Fi-Bar and Tiger's Milk are produced at this facility, along with nutrition bars for private label customers. The nutrition bar manufacturing operations will be moved to the New Facility in 1997 and the City of Industry operations will be closed.

     The Company owns a 55,000 square-foot liquids manufacturing facility in Walterboro, South Carolina. This state-of-the-art facility produces drinks such as American Body Building beverages sold through independent distributors and produces other beverages sold under the Great American Nutrition label to mass volume retail distributors. The liquids manufacturing operation formerly located on Long Island, New York, was acquired on January 1, 1995, and subsequently moved to Walterboro, South Carolina.

     The Company has entered a lease for the 418,000 square-foot New Facility, which is expected to be operational by mid-1997. The lease agreement governing the New Facility is for an initial term of 16 years with two 5-year renewal options.

TRADEMARKS AND PATENTS

     At September 1, 1996 the Company had approximately 70 trademark registrations and approximately 100 trademark applications pending with the United States Patent and Trademark Office. The Company's policy is to pursue registrations for all of the trademarks associated with its key products. The Company protects its legal rights concerning its trademarks and is currently enforcing several trademarks against infringement by litigation, both in the United States and in foreign countries, including litigation pertaining to its registered trademark Fat Burners(R). See "Business -- Legal Matters."

     The Company relies on common law trademark rights to protect its unregistered trademarks. Common law trademark rights do not provide the Company with the same level of protection as afforded by a United States federal registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is actually used, while a United States federal registration of a trademark enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States even if the registrant has never used the trademark in the geographic area wherein the unauthorized use is being made (provided, however, that an unauthorized third party user has not, prior to the registration date, perfected its common law rights in the trademark in that geographical area. The Company intends to register its trademarks in certain foreign jurisdictions where the Company's products are sold. However, the protection available in such jurisdictions may not be as extensive as the protection available to the Company in the United States. See "Risk Factors -- Intellectual Property Protection."

     Currently, the Company has three patent applications submitted to the United States Patent and Trademark Office. One such patent is currently under review and two others have provisional applications on file, with the full applications expected to be filed before the end of 1996. The Company expects definitive action from the United States Patent and Trademark Office sometime in late 1997.

LEGAL MATTERS

     Because the Company manufactures products designed to be ingested, it faces the risk that materials used for the final products may be contaminated with substances that may cause sickness or other injury to persons who have used the products. Although the Company maintains production and operating standards designed to prevent such events, certain portions of the process of product development, including the production, harvesting, storage and transportation of raw materials, along with the handling, transportation and storage of finished products delivered to consumers, are not within the control of the Company. Furthermore, sickness or injury to persons may occur if products manufactured by the Company are ingested in dosages which exceed the dosage recommended on the product label. The Company cannot control misuse of its products by consumers or the marketing, distribution and resale of its products by its customers. With respect to product liability claims in the United States, the Company has $1.0 million per occurrence and $1.0 million in aggregate liability insurance subject to self-insurance retention of $25,000. In addition, if claims should exceed $1.0 million, the Company has excess umbrella liability insurance of up to $25.0 million which it expects to increase to $90.0 million prior to the Offerings. However, there can be no assurance that such insurance will continue to be available, or if available, will be adequate to cover potential liabilities. The Company generally does not obtain contractual indemnification from parties supplying raw materials or marketing its products and, in any event, any such indemnification is limited by its terms and, as a practical matter, to the creditworthiness of the indemnification party. In the event that the Company does not have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on the Company.

     The Company and its subsidiary, Schiff Products, Inc. ("Schiff Products"), together with other distributors, manufacturers and retailers of L-Tryptophan, are defendants in actions in federal and state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of products containing allegedly contaminated L-Tryptophan. The Company acquired Schiff Products pursuant to an asset acquisition transaction in 1989. Schiff Products was a distributor of L-Tryptophan, but neither the Company nor Schiff Products ever distributed products that are the subject of the lawsuits. In each lawsuit, the L-Tryptophan products were shipped by the entity from whom the Company purchased the trademark Schiff and other assets in 1989. The Company and Schiff Products have entered into an indemnification agreement (the "Indemnification Agreement") with Showa Denko America ("SDA"), a U.S. subsidiary of a Japanese corporation, Showa Denko, K.K. ("SDK"). SDA appears to have been the supplier of all the allegedly contaminated L-Tryptophan. Under the Indemnification Agreement, SDA agreed to assume the defense of all claims arising out of the ingestion of L-Tryptophan products, pay all legal fees and indemnify the Company and its affiliates against liability in any action if it is determined that a proximate cause of the injury sustained by the plaintiff in the action was a constituent of the raw material sold by SDA to Schiff Products, or was a factor for which SDA or any of its affiliates was responsible, except to the extent that action by the Company or Schiff Products proximately contributed to the injury, and except for certain claims relating to punitive damages. SDK has posted a revolving irrevocable letter of credit for the benefit of the indemnified group if SDA is unable or unwilling to satisfy any claims or judgments. SDK has unconditionally guaranteed the payment obligations of SDA under the Indemnification Agreement. Although the Company believes that the prospect of a material adverse effect on the Company's results of operations or financial condition arising from these lawsuits is remote and no provision in the Company's financial statements has been made for any loss that may result from these actions, no assurance can be given that such lawsuits would not have a material adverse effect on the results of operations or financial condition of the Company. See "Risk
Factors -- Products Liability."

     The Company has filed suit against one of its competitors for infringement of the Company's federally registered trademark Fat Burners(R). The defendant has petitioned the United States Patent and Trademark office to cancel the Fat Burners(R) registered trademark and the Company is opposing such petition. The defendant had filed a motion for summary judgment, which was denied and the case is still in the discovery stage.

     The Company is presently engaged in various other legal actions, and, although ultimate liability cannot be determined at the present time, the Company currently believes that the amount of any such liability from these other actions and the lawsuits described in the preceding paragraphs, after taking into consideration the Company's insurance coverage, will not have a material adverse effect on its results of operations and financial condition.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The table below sets forth the names and ages at August 31, 1996 of the executive officers and directors and certain key senior executives of the Company.

 DIRECTORS AND EXECUTIVE
         OFFICERS           AGE                         POSITION
- --------------------------  ---                         --------
Eric Weider...............  33    Director and Chairman of the Board
Richard B. Bizzaro........  54    Chief Executive Officer, President and Director
Robert K. Reynolds........  39    Chief Operating Officer, Executive Vice President,
                                  Secretary and Director
Ronald L. Corey...........  57    Director
Roger H. Kimmel...........  49    Director
George F. Lengvari........  54    Director
Richard J. Renaud.........  49    Director

      KEY EMPLOYEES
      -------------
Richard A. Blair..........  37    Senior Vice President -- Sales
Richard S. Kashenberg.....  40    Senior Vice President and President and Chief
                                  Executive Officer of Nion
Stephen J. Krzeski........  35    Senior Vice President -- Operations
David P. Mastroianni......  37    Senior Vice President -- Research and Development
Stephen D. Young..........  42    Senior Vice President -- Finance and Chief Financial
                                  Officer

     Eric Weider has been a director of the Company since June 1989, Chairman of the Board since August 1996 and is currently President and Chief Operating Officer of the Parent. Mr. Weider also serves as a member of the board of directors of a number of public and private companies in the United States and Canada, including the Parent and Mpact Immedia Corporation. Mr. Weider is also the President of the Joe Weider Foundation.

     Richard B. Bizzaro has been Chief Executive Officer, President and a director of the Company since June 1990. Prior to his appointment as Chief Executive Officer and President of the Company, he was Vice President of Sales for the Parent, responsible for sales at Weider Nutrition and Weider Exercise Equipment. Mr. Bizzaro has worked for the Company, the Parent or one of the Parent's affiliates since 1983.

     Robert K. Reynolds has been Executive Vice President, Chief Operating Officer and Secretary of the Company since July 1992 and a director of the Company since January 1994. Mr Reynolds joined the Company in September 1990 as Chief Financial Officer. Mr. Reynolds, a certified public accountant, is primarily responsible for all operations and each senior vice president reports directly to him.

     Ronald L. Corey has been a director of the Company since August 1996. Mr. Corey has been President of the Club de Hockey Canadien Inc. (the Montreal Canadiens) and the Molson Center Inc. since 1982. In addition, between 1985 and 1989, Mr. Corey held the position of Chairman of the Board and director of the Montreal Port Corporation. Mr. Corey has served as a director of numerous companies, including Banque Laurentienne, Reno-Depot Inc. and Transamerica Life Companies.

     Roger H. Kimmel has been a director of the Company since August 1996. Mr. Kimmel has been a partner at the law firm of Latham & Watkins for more than five years. Mr. Kimmel is a director of Algos Pharmaceutical Corporation and TSR Paging Inc.

     George F. Lengvari has been a director of the Company since August 1996. Mr. Lengvari has been Vice Chairman of the Parent since June 1995 and Chairman of Weider Publications U.K. since September 1995. Prior to joining the Parent, Mr. Lengvari was a partner for 22 years in the law firm Lengvari Braman and is currently of counsel to the law firm LaPointe Rosenstein. Mr. Lengvari currently serves as a member of the board of directors of the Parent.

     Richard J. Renaud has been a director of the Company since November 1993 and was Chairman of the Board of the Company from October 1994 to August 1996. Mr. Renaud has been Chairman of the Board and Chief Executive Officer of the Parent since November 1993. Prior to joining the Parent, Mr. Renaud served as Vice Chairman of Investment and Merchant Banking for Benvest Capital Inc. from 1992 to 1994 and as Vice Chairman of Investment and Merchant Banking for Dundee Bancorp Inc. from 1987 to 1992. Mr. Renaud currently serves as a member of the board of directors of a number of public and private companies, including Dundee Bancorp Inc., Marleau Lemire Inc., G.T.C. Transcontinental Inc., Radiomutuel Inc., Micro Tempus Inc., CS Resources Inc., Mpact Immedia Corporation, Yorbeau Resources Inc., Northbrock Capital Inc. and MountRoyal Capital Inc.

     Richard A. Blair has been Senior Vice President -- Sales of the Company since January 1994. Mr. Blair is primarily responsible for overseeing the national sales force and distribution channels and for directing marketing, creative and advertising strategies. Mr. Blair joined the Company in June 1991 and prior thereto was Director of Sales and Marketing at Tunturi Sports Equipment Company, which he joined in 1984.

     Richard S. Kashenberg has been Senior Vice President of the Company since June 1995. Mr. Kashenberg also serves as Chief Executive Officer and President of Nion and, prior to June 1995, Mr. Kashenberg was employed solely in that capacity. He is primarily responsible for all capsule and tablet manufacturing, as well as for the private label capsule and tablet business. Mr. Kashenberg founded Nion in 1982.

     Stephen J. Krzeski has been Senior Vice President -- Operations since January 1994. From July 1992 to January 1994, Mr. Krzeski was Vice
President -- Operations of the Company. Prior to joining the Company, Mr. Krzeski held operations management and engineering positions at Kraft General Foods Inc. Mr. Krzeski is primarily responsible for distribution, purchasing and manufacturing of powdered drink mixes, nutrition bars and liquids.

     David P. Mastroianni has been Senior Vice President -- Research and Development since January 1994. From July 1992 to January 1994, Mr. Mastroianni was Vice President of Schiff. Prior to joining the Company, Mr. Mastroianni was Technical Director at Solgar Vitamin and Herb Company from 1985 until July 1992. Mr. Mastroianni is primarily responsible for scientific research, formulations, new product development and product quality control.

     Stephen D. Young has been Senior Vice President and Chief Financial Officer of the Company since January 1994. Mr. Young joined the Company in September 1993. He is responsible for all finance, accounting, information systems, human resources, administration and due diligence on acquisitions. Mr. Young is a certified public accountant and, prior to September 1993, was Vice President Finance at First Health Strategies, which he joined in 1983.

     The Bylaws of the Company provide for a Board of Directors of at least three but not more than 15 directors. In accordance with the Bylaws, the Board of Directors has fixed the number of directors at nine, leaving two vacancies which the Parent expects to fill with independent directors promptly after the Offerings, with the first of such independent directors being selected within three months after the Offerings and the second being selected within six months after the Offerings. The Certificate of Incorporation provides that holders of Class B Common Stock have the right to 10 votes on all matters presented to stockholders of the Company for vote, including the election of directors. As a result, the Parent, as the holder of all of the outstanding shares of Class B Common Stock, will have the right to elect all of the directors of the Company. Directors will be elected at the annual meeting of stockholders, except for vacancies filled by the Board of Directors, and each director will hold office until his successor is elected and qualified; provided, however, unless otherwise restricted by the Company's Certificate of Incorporation or law, any director or the entire Board of Directors may be removed, either with or without cause, from the Board of Directors at any meeting of stockholders by a majority of the votes cast and entitled to be voted at that meeting. Officers serve at the discretion of the Board of Directors. See "Description of Capital
Stock -- Common Stock."

     The Board of Directors intends to create an Audit Committee which will include independent directors and will review the results and scope of the audit and other services provided by the Company's independent auditors. The Board of Directors also intends to create a Compensation Committee and will designate a committee consisting of independent directors to review all material related party transactions. The Board of Directors will appoint members to these committees prior to the completion of the Offerings.

DIRECTOR COMPENSATION

     Members of the Board of Directors who are not employees of the Company will receive (i) an annual fee of approximately $15,000, (ii) fees for each Board meeting attended and for service on each committee of the Board of Directors of approximately $1,000 to $1,500 per meeting attended, and (iii) options to purchase shares of Class A Common Stock in amounts not yet determined. The Company will also reimburse all directors for their expenses incurred in connection with their activities as directors of the Company. Directors who are also employees of the Company receive no compensation for serving on the Board of Directors.

COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company did not have a Compensation Committee during fiscal 1996. Officers' compensation during fiscal 1996 to officers other than Messrs. Bizzaro and Reynolds was determined by the Chief Executive Officer and Chief Operating Officer and approved by the Compensation Committee of the Parent. Officers' compensation during fiscal 1996 to Messrs. Bizzaro and Reynolds was determined by the Compensation Committee of the Parent. The Parent's Compensation Committee consisted of Messrs. Eric Weider, Ben Weider, George F. Lengvari and Richard J. Renaud.

EXECUTIVE COMPENSATION

     The following table sets forth certain information with respect to the compensation paid by the Company for services rendered to the Company in all capacities for the fiscal years ended May 31, 1996, 1995 and 1994 to its Chief Executive Officer and to its four most highly paid executive officers other than the Chief Executive Officer (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                        LONG TERM
                                           ANNUAL COMPENSATION        COMPENSATION
                                        --------------------------   ---------------        OTHER
NAME AND PRINCIPAL POSITION             YEAR    SALARY     BONUS     OPTIONS/SARS(1)   COMPENSATION(2)
- ---------------------------             ----   --------   --------   ---------------   ---------------
Richard B. Bizzaro....................  1996   $270,000   $425,476          2.0            $15,900
  Chief Executive Officer and           1995    250,000    168,371          2.0             15,908(3)
  President                             1994    220,000    132,000          3.0             15,908
Robert K. Reynolds....................  1996    200,000    283,651         1.33             15,900
  Chief Operating Officer, Executive    1995    170,000    112,247         1.33             15,908(3)
  Vice President and Secretary          1994    140,000    112,477          2.0             15,908
Richard A. Blair......................  1996    145,000    141,826          0.6             15,900
  Senior Vice President -- Sales        1995    125,000     50,000          0.6             15,908
                                        1994    110,000     33,000          -0-             15,908
Richard S. Kashenberg(4)..............  1996    175,000    141,826          0.6              7,312
  Senior Vice President; Chief Execu-   1995         --         --           --                 --
  tive Officer and President of Nion    1994         --         --           --                 --

Stephen D. Young(5)...................  1996    110,000     93,605          0.6              8,100
  Senior Vice President -- Finance and  1995    100,000     37,416          0.6              8,108
  Chief Financial Officer               1994     64,442     24,674          -0-              8,108

- ---------------
(1) The Company entered into Management Incentive Agreements pursuant to which certain employees of the Company were granted performance units as incentive compensation. See "-- Management Incentive Agreements."

(2) Other compensation for Messrs. Bizzaro, Reynolds and Blair includes matching contributions to the Company's 401(k) plan in 1996, 1995 and 1994, health insurance premium payments by the Company in 1996, 1995 and 1994, long-term disability premium payments by the Company in 1996, 1995 and 1994, automobile allowances provided by the Company in 1996, 1995 and 1994 and life insurance premium payments by the Company in 1996, 1995 and 1994.
                                              (Footnotes continued on next page)

(3) Excludes amounts paid by the Parent to such executive in connection with the partial conversion of performance units. See "-- Management Incentive Agreements."

(4) The Company began compensating Mr. Kashenberg on September 1, 1995. Other compensation for Mr. Kashenberg includes club membership dues paid by the Company in 1996, automobile allowances paid by the Company in 1996, life insurance premium payments by the Company in 1996, matching contributions to the Company's 401(k) plan in 1996 and health insurance premium payments by the Company in 1996, long-term disability premium payments by the Company in 1996.

(5) The Company began compensating Mr. Young on September 14, 1993. Other compensation for Mr. Young includes matching contributions to the Company's 401(k) plan in 1996, 1995 and 1994, health insurance premium payments by the Company in 1996, 1995 and 1994, long-term disability premium payments by the Company in 1996, 1995 and 1994, and life insurance premium payments by the Company in 1996, 1995 and 1994.

PERFORMANCE UNIT GRANTS

     The following table sets forth information on performance unit grants made by the Company under the Management Incentive Agreements in fiscal 1995. The Company intends to pay amounts due upon the conversion of such performance units in connection with the Offerings with Class A Common Stock or, at the election of the recipient, in cash and Class A Common Stock.

                  PERFORMANCE UNIT GRANTS IN LAST FISCAL YEAR

                                                                                      POTENTIAL REALIZABLE
                                                                                        VALUE AT ASSUMED
                                                                                        ANNUAL RATES OF
                                  NUMBER OF      % OF TOTAL                               STOCK PRICE
                                 SECURITIES        UNITS        BASE                      APPRECIATION
                                 UNDERLYING      GRANTED TO     VALUE                  FOR UNITS TERM(3)
                                    UNITS       EMPLOYEES IN     PER     EXPIRATION   --------------------
NAME                            GRANTED(#)(1)   FISCAL YEAR    UNIT(2)      DATE        5%          10%
- ----                            -------------   ------------   -------   ----------   -------     --------
Richard S. Kashenberg.........       6.0            100.0%     $23,633       --       $89,290     $226,277

- ---------------

(1) The performance units granted under the Company's Management Incentive Agreement with Mr. Kashenberg, do not have an expiration date but are subject to termination upon the occurrence of certain events related to termination of Mr. Kashenberg's employment for cause. The performance units were granted to Mr. Kashenberg effective June 1, 1995 and vest as follows:
    10% on June 1, 1995; 10% on May 31, 1996; and 10% each May 31, thereafter until all 6.0 performance units have vested.

(2) Upon the occurrence of certain events, including the Offerings, the conversion of each vested performance unit will yield a number of shares equal to a fraction the numerator of which is an amount equal to the excess of (i) the fair market value of such performance unit as of the date of such event over (ii) the base value of such performance unit and the denominator of which is the initial public offering price. For purposes of the foregoing calculation, "fair market value" of a performance unit is equal to a fraction the numerator of which is the aggregate fair market value as of the date of the conversion event of all of the Company's net equity which is directly or indirectly attributable to the capital stock issued and outstanding on the grant date (i.e. 1,195.17 shares of Common Stock) and the denominator of which is 1,195.17 and "base value" of a performance unit as of any date is equal to a fraction the numerator of which is that portion of the Company's consolidated book value as of such date attributable to the Company's capital stock that was outstanding as of the grant date (i.e., $28.1 million) and the denominator of which is 1,195.17.

(3) Represents the hypothetical gains or "spread" that would exist for the performance units granted to Mr. Kashenberg at the end of their ten year vesting period. These gains are based on assumed rates of annual compound base value appreciation of 5% and 10% from the date the performance unit was granted to the end of the performance unit vesting term and are calculated based on the base value per share on the date of grant. Such 5% and 10% assumed annual compound rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Class A Common Stock price.

                    FISCAL YEAR END PERFORMANCE UNIT VALUES

     The following table sets forth for each of the Named Executive Officers the value realized from performance units exercised during fiscal 1996 and the number and value of exercisable and unexercisable performance units held at May 31, 1996:

                                                               NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED             IN-THE-MONEY
                                   SHARES                      PERFORMANCE UNITS             PERFORMANCE UNITS
                                 ACQUIRED ON    VALUE     ---------------------------   ---------------------------
                                  EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                 -----------   --------   -----------   -------------   -----------   -------------
Richard B. Bizzaro.............      --           --          --            22.56           --          $ 584,868
Robert K. Reynolds.............      --           --          --            15.04           --            389,912
Richard A. Blair...............      --           --          --              6.0           --             82,248
Richard S. Kashenberg..........      --           --          --              6.0           --             55,476
Stephen D. Young...............      --           --          --              6.0           --             82,248

MANAGEMENT INCENTIVE AGREEMENTS

     The Company has management incentive agreements (the "Management Incentive Agreements") pursuant to which certain employees of the Company (the "Recipients") have been granted performance units ("Performance Units") as incentive compensation. In addition to the grants in the table above, in the first quarter of fiscal 1997, the Company granted supplemental Performance Units to each Recipient in the following amounts: Mr. Bizzaro received 13.5 supplemental Performance Units; Mr. Reynolds received 9.0 supplemental Performance Units and each of the other senior executive officers of the Company received 1.2 supplemental Performance Units.

     The Performance Units entitle the Recipients to a cash payment or, at the option of the Company, shares of Class A Common Stock upon the conversion of the Performance Unit. In accordance with the terms of the Management Incentive Agreements, the Performance Units may be converted by the Recipients upon the occurrence of any of the following events (each a "Conversion Event"): the merger, consolidation or sale of all or substantially all of the assets of the Company; the acquisition of 50% or more of the fair market value of the outstanding capital stock of the Company by persons who were not direct or indirect stockholders of the Company as of the grant date; the initial public offering by the Company of its common stock; or the termination of the employee's employment with the Company for any reason, including death or disability.

     Performance Units granted to such employees generally vest as follows: 10% vest on the grant date with an additional 10% vesting on the first anniversary of the grant date and each subsequent anniversary thereafter until all such Performance Units have vested. In addition, the Management Incentive Agreements provide that any unvested Performance Units: (a) will be partially accelerated upon the merger, consolidation or sale of all or substantially all of the assets of the Company, the acquisition of 50% or more of the fair market value of the outstanding capital stock of the Company by persons who were not direct or indirect stockholders of the Company as of the grant date or the initial public offering by the Company of its stock; and (b) will be fully accelerated upon any involuntary termination of the employee's employment at the initiative of the Company (other than a termination for cause). The Company modified the Management Incentive Agreements, effective simultaneously with the Offerings, to provide for the vesting of all unvested Performance Units granted to each of Messrs. Bizzaro and Reynolds. One-third of the Performance Units granted to Recipients other than Messrs. Bizzaro and Reynolds will be accelerated in connection with the Offerings and the remainder of each such Recipient's unvested Performance Units will be cancelled.

     Recipients (other than Messrs. Bizzaro and Reynolds) whose unvested Performance Units will be cancelled in connection with the Offerings will receive grants of restricted Class A Common Stock, valued at the base value of the unvested Performance Units being cancelled, as consideration for the cancellation of such Performance Units. Such shares of restricted Class A Common Stock will not be transferable prior to the expiration of the transfer restriction, which will lapse as such shares vest. The vesting schedule for the restricted shares shall be as follows: 20% of such shares on the first anniversary of grant, with 20% vesting on each subsequent anniversary until all such restricted shares have vested. If any Recipient of restricted shares terminates his employment with the Company, the Company will have the option to repurchase such Recipient's restricted shares at the base value of such shares.

     Simultaneously with the Offerings, which constitute a Conversion Event, the Company intends to pay in full the amounts owed to Recipients under the Management Incentive Agreements in Class A Common Stock or, at the election of the Recipients, in cash and Class A Common Stock, with the number of shares of such Class A Common Stock to be determined using the initial public offering price in the Offerings and with the amount of cash to be paid not to exceed 50% of the value of such Recipient's Performance Units. The Company will also make available to each Recipient (other than Messrs. Bizzaro and Reynolds) a loan the principal amount of which will not exceed 50% of the taxes payable by such Recipient in connection with his conversion of any Performance Units. Shares of Class A Common Stock received by a Recipient will not have been registered pursuant to the Securities Act and may be resold by the Recipient only pursuant to an effective registration statement, pursuant to Rule 144 or pursuant to another exemption under the Securities Act.

     In connection with a payment to the Recipients upon consummation of the
Offerings, the Company expects to issue not more than           shares of Class
A Common Stock to Recipients under the Management Incentive Agreements, assuming
an initial public offering price of $       , the midpoint of the range set
forth on the cover page of this Prospectus. The estimated pro forma impact on the financial statements of the Company of payments under the Management Incentive Agreements is summarized as follows.

                                                                 ESTIMATED     ESTIMATED
                                                                  MINIMUM       MAXIMUM
                                                                  IMPACT        IMPACT
                                                                 ---------     ---------
                                                                     (IN THOUSANDS)
        Performance Unit Conversion:
          Class A Common Stock to be issued to Recipients......   $ 15,000      $ 30,000
          Cash paid to Recipients..............................      5,000        10,000
                                                                  --------      --------
             Total Performance Unit conversion.................   $ 20,000      $ 40,000
                                                                  ========      ========
        Pro Forma Income Statement Impact:
          Compensation expense recognized by Company...........   $ 20,000      $ 40,000
          Corporate income tax benefit.........................     (8,000)      (16,000)
                                                                  --------      --------
             One-time charge to net income.....................   $ 12,000      $ 24,000
                                                                  ========      ========
        Pro Forma Cash Flow Impact:
          Cash paid to Recipients..............................   $ (5,000)     $(10,000)
          Loans to Recipients for personal income taxes........     (5,000)      (10,000)
          Cash income tax benefit..............................      8,000        16,000
                                                                  --------      --------
             Net reduction in cash.............................   $ (2,000)     $ (4,000)
                                                                  ========      ========
        Pro Forma Balance Sheet Impact:
          Net reduction in cash................................   $ (2,000)     $ (4,000)
          Loans to Recipients for personal income taxes........      5,000        10,000
                                                                  --------      --------
             Net increase in assets............................   $  3,000      $  6,000
                                                                  ========      ========
          Decrease to retained earnings........................   $(12,000)     $(24,000)
          Increase in paid-in capital for stock conversion.....     15,000        30,000
                                                                  --------      --------
             Net increase in stockholders' equity..............   $  3,000      $  6,000
                                                                  ========      ========

     As a result of the conversion of $20,000 to $40,000 in Performance Units upon the Offerings, the Company will record a one-time after-tax compensation expense of between $12,000 and $24,000 during the second quarter of fiscal 1997. In addition, the Company will have a net cash outflow during the second quarter of between $2,000 and $4,000 due to the partial payment of amounts owed to Recipients in cash and loans made to Recipients for personal income taxes payable by such Recipients in connection with the conversion of their Performance Units, which would be offset by the cash income tax benefit associated with the non-cash compensation expense as a result of the conversion. With respect to pro forma balance sheet impacts, the Company expects an increase to stockholders' equity during the second quarter of between $3,000 and $6,000 reflecting the conversion of Recipients' Performance Units into Class A Common Stock and the reduction in retained earnings due to the associated compensation charge.

     In connection with the vesting of restricted shares granted to Recipients (other than Messrs. Bizzaro and Reynolds) for unvested Performance Units cancelled in connection with the Offerings, the Company expects an annual, non-cash, pre-tax compensation expense of between $700,000 to $1.0 million per year for the next five years.

     All Recipients are subject to the short-swing profits rules under Section 16(b) of the Exchange Act. Pursuant thereto and Section 83(b) of the Code, each recipient may elect, within 30 days after the issuance to him of such Class A Common Stock, to be taxable thereon as of the date of issuance on the basis of the fair market value of such Class A Common Stock as of such date. If such election is not made, then such

Recipient will be taxable upon the expiration of the six month period set forth in Section 16(b) on the basis of the fair market value of such Class A Common Stock on such date. The Company will repurchase from each Recipient, at the initial public offering price, that number of shares of such Class A Common Stock as will be sufficient to provide such Recipient with cash sufficient to satisfy such tax liability in connection with such issuance. By agreement with each Recipient, the Company shall withhold such cash to make payment on behalf of each Recipient to the applicable taxing authority.

EMPLOYEE PROFIT SHARING BONUS PLAN

     The Company in the past has granted, and expects to continue to grant, bonuses to employees under a nonqualified profit sharing program. Under this program, the Board of Directors or a committee appointed thereby, at its discretion, may grant bonuses following the end of a fiscal year in an aggregate amount of up to 9% of the Company's income before income taxes and bonuses for such fiscal year. For the fiscal year ended May 31, 1996, the Company incurred bonus expenses of $2,300,000, representing 8.2% of income before bonuses of $28,086,000. Of the $2,300,000, $1,273,594 was paid to the senior executives, who earn a fixed percentage of income before bonus upon achievement of over 85% of budget. These fixed percentages for the seven senior executives is as follows:

                                                                       PERCENT OF INCOME
                                                                         BEFORE BONUS
                                                                       -----------------
        Richard B. Bizzaro...........................................         1.50%
        Robert K. Reynolds...........................................         1.00
        Richard A. Blair.............................................         0.50
        Richard S. Kashenberg........................................         0.50
        Stephen D. Young.............................................         0.33
        Other senior executive officers..............................         0.66
                                                                             -----
                                                                              4.49%
                                                                             =====

     In addition to the senior executives, the identity of bonus recipients and the amount of any bonus will be determined by the Compensation Committee of the Board of Directors in consultation with the Chief Executive Officer and the Chief Operating Officer.

EMPLOYEE BENEFIT PLANS

     The Company has adopted a 401(k) profit sharing plan. The plan is available to all United States employees with at least three months of service who have attained the age of 18. Participants may defer up to 15% of their pre-tax earnings, subject to certain limitations arising under federal income tax laws. The Company matches up to 50% of each employee's contributions, limited by 5% of his pre-tax earnings and $3,750 per year. Company contributions vest in five equal annual installments beginning with the third year of service.

     The Company also maintains for all of its full-time employees health and major medical insurance, dental insurance, long-term disability and accidental death and dismemberment insurance. Term life insurance is provided to each full time employee in an amount equal to such employee's annual base salary up to a maximum coverage of $50,000.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the Common Stock at August 31, 1996, after giving effect to the Exchange. The table indicates beneficial ownership for (i) each person who is known by the Company to beneficially own more than 5% of any class of the Common Stock, (ii) each of the Company's directors, (iii) each Named Executive Officer and (iv) all directors and executive officers as a group.

                                        SHARES BENEFICIALLY OWNED                SHARES BENEFICIALLY OWNED
                                        PRIOR TO THE OFFERINGS(1)                   AFTER THE OFFERINGS
                                  --------------------------------------   --------------------------------------
                                                                                                                     PERCENT OF
                                        NUMBER              PERCENT              NUMBER              PERCENT        TOTAL VOTING
                                  ------------------   -----------------   ------------------   -----------------    POWER AFTER
              NAME                CLASS A   CLASS B    CLASS A   CLASS B   CLASS A   CLASS B    CLASS A   CLASS B   THE OFFERINGS
              ----                -------   --------   -------   -------   -------   --------   -------   -------   -------------
Weider Health and Fitness(2)....      --    1,029.87       --%    100.0%     --      1,029.87    --%       100.0%
  21100 Erwin Street
  Woodland Hills, CA 91367
Hornchurch Investments
  Ltd.(3).......................  149.37          --     90.4        --                    --                 --
  Atlantic House
  4-8 Circular Road
  Douglas, Isle of Man
Bayonne Settlement(4)...........   11.95          --      7.2        --                    --                 --
  24 Union Street
  St. Helier, Jersey (U.K.)
Eric Weider.....................      --          --       --        --                    --                 --
Richard B. Bizzaro..............      --          --       --        --                    --                 --
Robert K. Reynolds..............      --          --       --        --                    --                 --
Richard J. Renaud...............      --          --       --        --                    --                 --
Ronald L. Corey.................    3.98          --      2.4        --                    --                 --
Roger H. Kimmel.................      --          --       --        --                    --                 --
George F. Lengvari..............      --          --       --        --                    --                 --
Richard A. Blair................      --          --       --        --                    --                 --
Richard S. Kashenberg...........      --          --       --        --                    --                 --
Steve D. Young..................      --          --       --        --                    --                 --
All executive officers and
  directors as a group (10
  persons)......................    3.98          --      2.4        --                    --                 --

- ---------------
(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares at a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person.

(2) Messrs. Weider, Renaud and Lengvari, as executive officers and directors of the Parent, may be deemed to share beneficial ownership of the shares shown as beneficially owned by the Parent. Such persons disclaim beneficial ownership of such shares. In addition, shares beneficially owned by the Parent exclude shares held by Hornchurch, Bayonne and Mr. Corey, which such parties have agreed to vote as directed by the Parent.

(3) Hornchurch is a corporation organized under the laws of the Isle of Man and is controlled by a trust, the beneficiaries of which are the non-Canadian resident children of Richard J. Renaud. The trust that controls Hornchurch is administered by an independent trustee. Mr. Renaud disclaims beneficial ownership of such shares.

(4) Bayonne Settlement is a trust organized under the laws of Jersey (U.K.), of which family members of George F. Lengvari are included among the beneficiaries. Bayonne Settlement is administered by an independent trustee. Mr. Lengvari disclaims beneficial ownership of such shares.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

CLASS B DIVIDEND

     In connection with the Offerings, the Company intends to pay to the Parent (the sole holder of Class B Common Stock) a one-time dividend in the amount of $18.0 million at the closing of the Offerings. See "Use of Proceeds" and "Description of Capital Stock -- Common Stock."

PARENT NOTE

     Under the terms of the Parent Note, the Company is obligated to pay to the Parent the principal amount of $15.0 million on the same terms as those applicable to the New Credit Agreement.

ADVERTISING AGREEMENT

     The Company and Weider Publications are parties to an Advertising Agreement (the "Advertising Agreement") pursuant to which the Company will have the right to purchase advertising from Weider Publications each month at a price below that charged to unaffiliated third party advertisers. The advertising the Company purchases under the Advertising Agreement will be priced at the direct production cost per page (the "Ad Page Rate") for each publication. The Ad Page Rate for each publication will be determined on an annual basis in accordance with the terms of the Advertising Agreement. Should Weider Publications develop or acquire new publications during the term of the Advertising Agreement, the Company will have the right, but not the obligation, to purchase advertising in such publications on terms similar to those covering Weider Publications' existing publications. The Advertising Agreement will have an initial four-year term, will be renewable at the Company's option for an additional one-year term and will be subject to termination by either party if certain specified events occur, including a change of control of the Parent or an initial public offering of Weider Publications. Although management believes that upon termination of the Advertising Agreement the Company will be able to secure advertising at similar rates, there can be no assurance that advertising at such rates will be available.

CERTAIN INTERNATIONAL ACQUISITIONS AND ROYALTY ARRANGEMENTS

     In connection with its strategy to expand its nutritional supplements business in international markets, the Company has acquired or licensed from related parties certain assets and rights. The Company has recently acquired manufacturing facilities in the United Kingdom and Spain and licensed distribution rights for Europe, South America, Eastern Europe and the Pacific Rim. Such acquisitions and royalty arrangements result primarily from the historical development of international business opportunities by Ben Weider.

     Effective January 1, 1996, the Company acquired certain net assets and customers in Europe of Weider U.K., a related party, for $1.5 million. Net assets acquired amounted to $48,942 and were recorded at their historical cost. The remaining excess purchase price of approximately $1.4 million plus other acquisition costs amounting to $250,000 were charged to retained earnings as a distribution to the Parent. The Company anticipates acquiring certain assets related to the nutrition business of Weider Sports Equipment, a corporation organized under the laws of the Province of Quebec, for $2.0 million in September 1996. The certain assets of Weider Sports Equipment will be purchased by Weider Nutrition Group (Canada) Limited ("Weider Nutrition Canada"), an indirect subsidiary of the Company. Such acquisition will be effective as of September 1, 1996. The purchase price was arrived at through negotiations between Richard B. Bizzaro, the Chief Executive Officer and President of the Company, and Ben Weider.

     Pursuant to several license agreements effective June 1, 1994, Joe Weider, Ben Weider, Weider Sports Equipment and the Parent (the "Licensors") licensed the exclusive rights to use the Weider name and trademarks outside of the United States, Canada and Mexico to Mariz Gestao E Investimentos Limitada ("Mariz"), a company incorporated under the laws of Portugal and owned by a trust of which the family members of George F. Lengvari, a director of the Company, are included among the beneficiaries. Mariz agreed to pay a royalty to the Licensors for the license. Pursuant to a proposed sublicense agreement between Mariz and the Company, Mariz will grant the Company the exclusive right to use the Weider name and trademarks outside the United States, Canada and Mexico as consideration for royalty payments from the Company to Mariz. In addition to royalties required under the sublicensing arrangements to be entered into with Mariz, the Company expects to pay to Weider Sports Equipment royalties in connection with sales to Canada.

     The following table outlines the royalty arrangements the Company has entered into and expects to enter into with respect to sales of its products:

                                                                        ESTIMATED
                                                                          SALES
                                                                      FOR YEAR ENDED
                TERRITORY                         ROYALTY(1)           MAY 31, 1996
                ---------                         ----------          --------------
TRANSACTIONS COMPLETED AS OF 9/25/96
  U.K. and Western Europe.................  3% of sales                   $8,000
  Spain and Portugal......................  3% of sales after 5 years      2,600
TRANSACTIONS EXPECTED TO BE COMPLETED
  Canada..................................  Subject to negotiation         2,500
  Remainder of the world..................  Subject to negotiation         3,900

- ---------------

(1) Only to be paid in connection with sales of Joe Weider Signature, Victory and Mega Mass products.

     The Company is not required to pay any royalties with respect to sales of its products in the United States and Mexico.

TRANSFER OF INTELLECTUAL PROPERTY

     In July 1985, the Parent and Joe Weider entered into an agreement pursuant to which the Parent was granted all rights, title and interest in and to a system of weight training known as "The Weider System" and the exclusive right to use of the name "Joe Weider" within the continental United States. As consideration for such grants, the Parent agreed to pay Joe Weider approximately $620,000 over seven years through May 31, 1992 and $250,000 for each year thereafter for the rest of his lifetime. The Parent's right to use the "The Weider System" and "Joe Weider" survives the death of Joe Weider. Since the transfer by Joe Weider of such intellectual property to the Parent in 1985, the Parent has developed approximately 70 related trademark registrations and approximately 100 related trademark applications that are used in the nutritional supplements business.

     Effective September 1, 1996, the Parent assigned to the Company substantially all such intellectual property. The Parent retained three trademarks used in both the Company's nutritional supplements business and the Parent's body building and exercise equipment divisions; however, the Parent entered into a Trademark and License Agreement granting to the Company a perpetual, royalty-free, fully paid license to use such trademarks for its nutritional supplements business. In addition, each of Weider Nutrition, Schiff Products and American Nutrition Bars assigned to the Company all trademarks it owned and either registered in the United States or filed applications for registration in the United States for the nutritional supplements business.

HORNCHURCH INVESTMENTS LIMITED

     Effective June 1, 1994, the Company sold Common Stock representing a 15% ownership interest to Hornchurch, a related party. As consideration for such Common Stock, the Company received from Hornchurch certain equity and debt instruments of Hornchurch. Concurrent with the sale of such Common Stock to Hornchurch, the Company declared and paid a dividend of that consideration to Parent. The sale was recorded at the net book value of the Common Stock issued ($4,114,338) and no gain or loss was recognized. Effective July 1, 1996, the Parent transferred to Hornchurch the equity securities the Parent received from the Company as a dividend for 29.87 shares of Common Stock and certain other consideration, leaving Hornchurch with 149.37 shares of Common Stock or 12.5% of the outstanding Common Stock of the Company.

TAX SHARING AND INDEMNIFICATION AGREEMENT

     Prior to the consummation of the Offerings, the Company, on behalf of itself and its subsidiaries, and the Parent, on behalf of itself and its subsidiaries, will enter into a Tax Sharing and Indemnification Agreement (the "Tax Agreement"). The Tax Agreement generally provides that the Parent is responsible for all taxes due with respect to taxable periods ending on or prior to the closing of the Offerings (other than taxes for such periods relating to the Company and its subsidiaries, for which the Company is responsible) and that the Company is responsible for taxes of the Company and its subsidiaries due with respect to all subsequent taxable periods. Subject to certain limitations, the Company (and its subsidiaries) will be indemnified by the Parent, and the Parent (and its subsidiaries) will be indemnified by the Company, against payment of a tax liability properly allocable to the other under the agreement. In addition, the Tax Agreement generally supersedes a tax sharing agreement between Weider Nutrition, on behalf of itself and its subsidiaries, and the Parent (the "Prior Tax Sharing Agreement"). With certain exceptions, the Prior Tax Sharing Agreement will be terminated as of the closing of the Offerings. The Prior Tax Sharing Agreement generally allocated to Weider Nutrition liability for taxes of Weider Nutrition and its subsidiaries, calculated as if Weider Nutrition and its subsidiaries filed tax returns separately from the Parent.

CERTAIN RELATIONSHIPS OF DIRECTORS

     Eric Weider, Chairman of the Board of Directors of the Company, is currently President, Chief Operating Officer and a director of the Parent. Mr. Renaud, a director of the Company, has been Chairman of the Board and Chief Executive Officer of the Parent since November 1993. Mr. Lengvari, a director of the Company, is currently Vice Chairman and a director of the Parent. Messrs. Weider, Renaud and Lengvari will continue to serve as directors of the Parent after the Offerings. In addition, Mr. Renaud's non-Canadian resident children are beneficiaries under the trust that controls Hornchurch, which owns approximately 90.4% of the Class A Common Stock outstanding prior to the Offerings, and Mr. Lengvari's family members are included among the beneficiaries under the Bayonne Settlement, a trust that owns 7.2% of the Class A Common Stock outstanding prior to the Offerings. In addition, Mariz, a company owned by a trust of which family members of George F. Lengvari, a director of the Company, are included among the beneficiaries, was granted the exclusive right to use the Weider name and trademarks outside of the United States, Canada and Mexico. The Company expects to sublicense such rights from Mariz. See "Certain Relationships and Related Party Transactions -- Transfer of Intellectual Property."

     Ronald L. Corey received fees from the Parent in connection with consulting services rendered to the Parent in fiscal 1996. Latham & Watkins, of which Roger
H. Kimmel, a director of the Company, is a partner, performed legal services for the Parent during the Parent's fiscal year ended May 31, 1996.

MANAGEMENT INCENTIVE AGREEMENTS

     The Company entered into Management Incentive Agreements pursuant to which certain employees of the Company were granted Performance Units as incentive compensation. The Performance Units entitle the Recipients to a cash payment or, at the option of the Company, shares of Class A Common Stock upon the conversion of the Performance Units. In accordance with the terms of the Management Incentive Agreements, the Performance Units may be converted by the Recipients upon the occurrence of certain events, including the Offerings. Simultaneously with the Offerings, the Company intends to pay in full the amounts owed to Recipients under the Management Incentive Agreements in Class A Common Stock or, at the election of the Recipient, in cash and Class A Common Stock, with the number of shares of such Class A Common Stock to be determined using the initial public offering price in the Offerings and with the amount of cash to be paid not to exceed 50% of the value of such Recipient's Performance Units. In connection with such payment, the Company expects to issue no more than shares of Class A Common Stock to Recipients under the Management Incentive
Agreements, assuming an initial public offering price of $          , the
midpoint of the range set forth on the cover page of this Prospectus. See "Management -- Management Incentive Agreements." In connection with the sale of a sister subsidiary by the Parent, Messrs. Bizzaro and Reynolds converted an aggregate of 12.4 Performance Units. As a result, Mr. Bizzaro received $531,777 and Mr. Reynolds received $354,517 for their converted Performance Units.

LOAN TO MR. BIZZARO

     The Company loaned Mr. Bizzaro, President and Chief Executive Officer of the Company, $200,000 pursuant to a promissory note dated August 15, 1994. Borrowings under the promissory note bear interest at the rate of 7% per annum and mature on August 15, 2000. Borrowing under the note outstanding at the closing of the Offerings will be offset by amounts payable to Mr. Bizzaro under his Management Incentive Agreement. The note is secured by a deed of trust to property owned by Mr. Bizzaro. At September 1, 1996, approximately $229,000 in principal and interest was outstanding under the promissory note.

SURF CITY SQUEEZE

     Surf City Squeeze is a customer of the Company that operates retail sales outlets for beverages that contain certain of the Company's products. The principal stockholders of Surf City Squeeze include the Parent, Messrs. Bizzaro, Reynolds, Kimmel and Renaud, individually, and trusts of which (i) the family of Mr. George F. Lengvari are included as beneficiaries and (ii) the non-Canadian resident children of Mr. Richard J. Renaud are included as beneficiaries of Surf City Squeeze. The Company had $754,000 in sales to Surf City Squeeze in fiscal 1996. The Company's products sold to Surf City Squeeze are competitively priced. The Company is not the exclusive supplier of nutritional supplement products to Surf City Squeeze.

                          DESCRIPTION OF CAPITAL STOCK

     Pursuant to the Company's Certificate of Incorporation, as in effect on the date hereof, the Company's authorized capital stock consists of (i) 50 million shares of Class A Common Stock, $.01 par value, (ii) 25 million shares of Class B Common Stock, $.01 par value and (iii) 10 million shares of preferred stock, $.01 par value (the "Preferred Stock"). The following summaries of certain provisions of the Common Stock and Preferred Stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the Company's Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus forms a part, and by applicable law.

COMMON STOCK

     At September 1, 1996, there were 165.3 shares of Class A Common Stock outstanding that were held by four stockholders of record and 1,029.87 shares of Class B Common Stock outstanding held by the Parent. Each holder of Class A Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders, including the election of directors. Each holder of Class B Common Stock is entitled to ten votes per share on the applicable record date and is entitled to vote, together with the holders of the Class A Common Stock, on all matters which are subject to shareholder approval. The holders of shares of the Class A Common Stock shall not have the right to convert their shares of Class A Common Stock into any other securities of the Company. The holders of shares of the Class B Common Stock at their election shall have the right, at any time or from time to time, to convert any or all of their shares of Class B Common Stock into shares of Class A Common Stock, on a one to one basis, by delivery to the Company of the certificates representing such shares of Class B Common Stock duly endorsed for such conversion.

     Any shares of the Class B Common Stock that are transferred will automatically convert into shares of the Class A Common Stock, on a one to one basis effective as of the date on which certificates representing such shares are presented for transfer on the books of the Company, unless transferred to a Permitted Transferee. A Permitted Transferee generally means an affiliate of the Parent. In certain circumstances set forth in the Certificate of Incorporation, the change in ownership or control of a record or beneficial holder of Class B Common Stock will also result in the conversion of such holder's Class B Common Stock into Class A Common Stock. The Certificate of Incorporation also provides that the Company will not register the transfer of any shares of Class B Common Stock unless the transferee and the transferor of such Class B Common Stock have furnished such affidavits and other proof as the Company may reasonably request to establish that such proposed transferee is a Permitted Transferee.

     Subject to the rights of the holders of any outstanding Preferred Stock and except for the Class B Dividend, each holder of Common Stock on the applicable record date is entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, each holder of Common Stock is entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. In addition, the Certificate of Incorporation provides that in the case of certain business combinations, all holders of the Common Stock shall share ratably and equally in all consideration paid to stockholders of the Company in connection with such business combination. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of Common Stock are validly issued, fully paid and non-assessable, and the shares of Class A Common Stock to be issued upon the closing of the Offerings, when issued and sold as contemplated by this Prospectus, will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes 10 million shares of Preferred Stock. The Board of Directors is authorized to divide the Preferred Stock into one or more series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations, or restrictions thereof, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. The Board of Directors may, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock and could have certain anti-takeover effects. There are currently no shares of Preferred Stock outstanding and the Company has no current intention to issue any shares of Preferred Stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law (the "DGCL"). The provision has no effect on any non-monetary remedies that may be available to the Company or its stockholders, nor does it relieve the Company or its directors from compliance with federal or state securities laws. The Certificate of Incorporation and the Bylaws of the Company allow for indemnification, to the fullest extent permitted by the DGCL, of any person who is or was involved in any manner in any investigation, claim or other proceeding by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, against all expenses and liabilities actually and reasonably incurred by such person in connection with the investigation, claim or other proceeding. Prior to the Offerings, the Company also plans to obtain officer and director liability insurance with respect to certain matters, including matters arising under the Securities Act.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Following the consummation of the Offerings, the Company will be subject to the "business combination" statute of the DGCL. In general, such statute prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the board of directors of the corporation prior to the date the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned, by
(a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation's voting stock. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

SECTION 228 OF THE DELAWARE GENERAL CORPORATION LAW

     Section 228 of the DGCL allows any action which is required to be or may be taken at a special or annual meeting of the stockholders of a corporation to be taken without a meeting with the written consent of holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided that the certificate of incorporation of such corporation does not contain a provision to the contrary. The Certificate of Incorporation contains no such provision, and therefore, pursuant to Section 228 and the Bylaws, stockholders holding a majority of the voting power of the Common Stock will be able to effect most corporate matters requiring stockholder approval by written consent, without the need for a duly-noticed and duly-held meeting of stockholders. Following the consummation of the Offerings, the Parent holdings of Class B Common Stock will represent
approximately      % of the voting power of the Common Stock. See "Risk
Factors -- Control by Principal Stockholder."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is The Bank of New York. Its telephone number is (212) 815-2728.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offerings, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market following the Offerings, or the perception that such sales could occur, could adversely affect the market price of the Common Stock.

     Upon the completion of the Offerings, the Company will have
shares of Class A Common Stock outstanding and           shares of Class B
Common Stock outstanding. Of these shares, the           shares of Class A
Common Stock sold in the Offerings will be freely tradable without restriction under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining
shares of Class A Common Stock and           shares of Class B Common Stock held
by existing stockholders were issued and sold by the Company in reliance on exemptions from the registration requirements under the Securities Act. These shares may be sold in the public market only if registered, or pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. Stockholders of the Company who, in the aggregate, hold
approximately      % of the shares of outstanding Class A Common Stock and all of the Class B Common Stock outstanding immediately prior to the completion of the Offerings have entered into lock-up agreements under which such stockholders have agreed not to offer, sell or otherwise dispose of any shares or securities exchangeable for or convertible into shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus, without the prior written consent of CS First Boston Corporation.

     Approximately 90 days after the date of this Prospectus, the Company intends to file a Registration Statement on Form S-8 covering shares issuable under the 1996 Weider Nutrition International, Inc. Stock Option Plan, thus permitting the resale of such shares in the public market without restriction under the Securities Act, subject to restrictions on resale contained in the 1996 Weider Nutrition International Stock Option Plan.

     Approximately           shares of Common Stock will be available for sale
in the public market without restriction 90 days following the date of this Prospectus pursuant to Rule 144 under the Securities Act. Upon expiration of the
lock-up agreements,           shares of Common Stock will become available for
sale in the public market, subject in some cases to volume and manner of sale
limitations pursuant to Rule 144. The remaining           shares held by
existing stockholders will become eligible for sale in the public market pursuant to Rule 144 at various times over a period of less than two years following the completion of the Offerings, subject in some cases to volume and manner of sale limitations.

     In general, under Rule 144 as currently in effect, commencing 90 days after the date of this Prospectus, a person who has beneficially owned shares for at least two years is eligible to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the number of shares then outstanding
(approximately           shares immediately after the Offerings) or (ii) the
average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also generally subject to certain notice requirements and to the availability of specified current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a proposed sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares without having to comply with the manner of sale, volume limitation, notice or public information provisions of Rule 144.

     The Securities and Exchange Commission has proposed reducing the required two-year holding period under Rule 144 to one year, and reducing the required three-year holding period under Rule 144(k) to two years. The Company can make no prediction as to when, if at all, such proposal will be adopted. If adopted, such modifications will have a material effect on the times when shares of the Common Stock become eligible for resale in the public market.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership and disposition of Class A Common Stock by a holder that is an individual, corporation, estate or trust and, for United States Federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon the United States Federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States; a corporation, a partnership or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; or an estate or trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding and disposing of Class A Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

DIVIDENDS

     Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% (or at a reduced tax treaty rate), unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally. In the case of a Non-United States Holder which is a corporation, such effectively connected income also may be subject to the branch profits tax. Non-United States Holders should consult their tax advisors concerning any applicable income tax treaties that may provide for a lower rate of withholding or other rules different from those described above.

GAIN ON DISPOSITION

     A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Class A Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Class A Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of disposition and either such individual has a "tax home" in the United States or the gain is attributable to an office or other fixed place of business maintained by such individual in the United States or (iii) the Company is or has been a "U.S. real property holding corporation" for United States Federal income tax purposes (which the Company does not believe that it is or is likely to become). Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders, under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult their own tax advisors concerning any applicable treaties that may provide for different rules.

FEDERAL ESTATE TAXES

     Class A Common Stock owned or treated as owned by an individual who is not a citizen or resident (for United States estate tax purposes) of the United States at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company generally must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

     Under temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on the Class A Common Stock to a Non-United States Holder at an address outside the United States. Payments by a United States office of a broker of the proceeds of a sale of the Class A Common Stock is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of the Class A Common Stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will, in certain circumstances, be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

PROPOSED REGULATIONS

     Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently proposed United States Treasury regulations that are proposed to be effective for payments made after December 31, 1997 (the "Proposed Regulations"), however, a Non-United States Holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. Under the Proposed Regulations, dividend payments would also be made subject to information reporting and backup withholding unless these applicable certification requirements are satisfied. In addition, under the Proposed Regulations, in the case of Class A Common Stock held by a foreign partnership, (x) the certification requirement would generally be applied to the partners of the partnership and (y) the partnership would be required to provide certain information, including a United States taxpayer identification number. The Proposed Regulations also provide look-through rules for tiered partnerships. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form.

UNITED STATES FOREIGN INVESTMENT IN REAL PROPERTY TAX ACT

     Under the Foreign Investment in Real Property Tax Act ("FIRPTA"), any person who acquires a "United States real property interest" (as described below) from a foreign person must deduct and withhold a tax equal to 10% of the amount realized by the foreign transferor. In addition, a foreign person who disposes of a United States real property interest generally is required to recognize gain or loss that is subject to United States federal income tax. A "United States real property interest" generally includes any interest (other than an interest solely as a creditor) in a United States corporation unless it is established under specific procedures that the corporation is not (and was not for the prior five-year period) a "United States real property holding corporation." The Company does not believe that it is a United States real property holding corporation as of the date hereof, although it has not conducted or obtained an appraisal of its assets to determine whether it is now or will be a United States real property holding corporation. If it is not established that the Company is not a United States real property holding corporation, then, unless an exemption applies, shares of the Class A Common Stock would be treated as United States real property interests. As discussed below, however, an exemption should apply to the Class A Common Stock except with respect to a Non-United States Holder whose beneficial ownership of Class A Common Stock exceeds 5% of the total fair market value of the Class A Common Stock.

     An interest in a United States corporation generally will not be treated as a United States real property interest if, at any time during the calendar year, any class of stock of the corporation is "regularly traded" on an established securities market ("the regularly-traded exemption"). The Company believes that, following the consummation of the Offerings, the Company's Class A Common Stock will be regularly traded on an established securities market within the meaning of the applicable regulations, although there can be no assurance that the Class A Common Stock, if so traded, will remain regularly traded. The remainder of this discussion assumes that the Class A Common Stock is and will remain regularly traded on an established securities market.

     The regularly-traded exemption is not available to a regularly traded interest (such as the Class A Common Stock) if such interest is owned by a person who beneficially owns (actually or constructively) more than 5% of the total fair market value of that class of interests at any time during the five-year period ending on the date of disposition of such interest or other applicable determination date. Accordingly, except with respect to a sale or other disposition of Class A Common Stock by a Non-United States Holder whose aggregate beneficial ownership has exceeded that 5% threshold, no withholding or income taxation under the FIRPTA rules should be required with respect to the sale, exchange or other disposition of Class A Common Stock by a Non-United States Holder.

     Any investor that may approach or exceed 5% ownership, either alone or in conjunction with related persons, should consult its own tax advisor concerning the United States tax consequences that may result.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement, dated             , 1996 (the "U.S. Underwriting Agreement"), the
underwriters named below (the "U.S. Underwriters"), for whom CS First Boston Corporation, Salomon Brothers Inc and Hambrecht & Quist LLC are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective numbers of U.S. Shares:

                                                                               NUMBER OF
    NAME OF U.S. UNDERWRITER                                                  U.S. SHARES
    ------------------------                                                  -----------
    CS First Boston Corporation.............................................
    Salomon Brothers Inc....................................................
    Hambrecht & Quist LLC...................................................
                                                                              -----------
              Total.........................................................
                                                                              ===========

     The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all of the U.S. Shares offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The U.S. Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter, in certain circumstances the purchase commitments of non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     The Company has entered into a Subscription Agreement, dated             ,
1996 (the "Subscription Agreement"), with the Managers of the International Offering (the "Managers") providing for the concurrent offer and sale of the International Shares outside the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

     The Company has granted to the U.S. Underwriters and the Managers an option, exercisable by CS First Boston Corporation ("CSFBC"), expiring at the close of business on the thirtieth (30th) day after the date of this Prospectus,
to purchase up to           additional shares at the initial public offering
price, less the underwriting discounts or commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Class A Common Stock offered hereby. To the extent that this option to purchase is exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the U.S. Underwriters and the Managers as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the preceding table and as the number set forth next to such Manager's name in the corresponding table in the prospectus relating to the International Offering bears to the sum of the total number of shares of Class A Common Stock in such tables.

     The Company has been advised by the Representatives that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such
price less a concession of $     per share, and the U.S. Underwriters and such
dealers may allow a discount of $     per share on sales to certain other
dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The public offering price, the aggregate underwriting discounts and commissions per share and per share concession and discount to dealers for the U.S. Offering and the concurrent International Offering will be identical. Pursuant to an agreement between the U.S. Underwriters and Managers (the "Intersyndicate Agreement") relating to the Offerings, changes in the public offering price, concession and discount to dealers will be made only upon mutual agreement of CSFBC, as representative of the U.S. Underwriters, and CS First Boston Limited ("CSFBL") on behalf of the Managers.

     Pursuant to the Intersyndicate Agreement, each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock to any person outside the United States or Canada or to any other dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock in the United States or Canada or to any dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident of the United States or Canada or
(ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment advisor with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price, less such amount as may be mutually agreed upon by CSFBC, as representative of the U.S. Underwriters, and CSFBL, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement, the number of shares of Class A Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of this Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares of Class A Common Stock.

     The Company and all of its current stockholders, directors and officers have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file, or cause to be filed, with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to any additional shares of its Common Stock or securities convertible into or exchangeable or exercisable for any shares of its Common Stock, or publicly disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of CSFBC for a period of 180 days after the date of this Prospectus, except for grants of employee stock options or rights by the Company pursuant to a plan in effect on the date of this Prospectus, issuances pursuant to the exercise of such options or rights and any filing of a registration statement under the Securities Act with respect to any of the foregoing permitted issuances or grants.

     The U.S. Underwriters have reserved up to           shares of Class A
Common Stock offered hereby for sale to certain directors, officers and employees of the Company and its affiliates, business affiliates and related persons who have expressed an interest in purchasing such reserved shares at the initial public offering price. The number of shares available to the general public will be reduced to the extent such employees purchase reserved shares. Any reserved shares that are not so purchased by such employees will be offered by the U.S. Underwriters to the general public on the same terms as the other shares offered hereby.

     The Company has agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof.

     Application has been made to list the Class A Common Stock on the New York Stock Exchange under the symbol "WNI." In compliance with New York Stock Exchange listing requirements, the Underwriters will sell round lots of 100 or more shares of Class A Common Stock to a minimum of 2,000 beneficial owners.

     The Underwriters have advised the Company that discretionary sales will not exceed 5% of the shares of Class A Common Stock offered hereby.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the shares of Class A Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Class A Common Stock are effected. Accordingly, any resale of the Class A Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of the Class A Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Class A Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

     The shares of Class A Common Stock being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against such Company or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of a share of Class A Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Class A Common Stock acquired by such purchaser pursuant to the Offerings. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Class A Common Stock acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS

     The validity of the Class A Common Stock offered in the Offerings will be passed upon for the Company by Latham & Watkins, New York, New York. Roger H. Kimmel, a director of the Company, is a partner of Latham & Watkins. Certain legal matters in connection with the Offerings will be passed upon for the U.S. Underwriters and Managers by Irell & Manella LLP, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements of Weider Nutrition International, Inc. at May 31, 1995 and 1996 and for the years ending May 31, 1994, 1995 and 1996 appearing in this Prospectus and the Registration Statement of which this Prospectus is a part have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     A Registration Statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") relating to the Class A Common Stock offered by the Company has been filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements contained in this Prospectus as to the content of any contract or any other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected at the public reference room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at is regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. In addition, certain information on file with the Commission can be accessed via the Commission's Internet home page at http://www.sec.gov/. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                      WEIDER NUTRITION INTERNATIONAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report..........................................................  F-2
Consolidated Balance Sheets at May 31, 1995 and 1996 and unaudited at August 31,
  1996................................................................................  F-3
Consolidated Statements of Income for the Years Ended May 31, 1994, 1995 and 1996
  and unaudited for the Three Months Ended August 31, 1995 and 1996...................  F-4
Consolidated Statements of Stockholders' Equity for the Years Ended May 31, 1994,
  1995 and 1996 and unaudited for the Three Months Ended August 31, 1996..............  F-5
Consolidated Statements of Cash Flows for the Years Ended May 31, 1994, 1995 and 1996
  and unaudited for the Three Months Ended August 31, 1995 and 1996...................  F-6
Notes to Consolidated Financial Statements............................................  F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Weider Nutrition International, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Weider Nutrition International, Inc. and subsidiaries (collectively, the "Company") as of May 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Weider Nutrition International, Inc. and subsidiaries at May 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

July 10, 1996
Salt Lake City, Utah
(September 26, 1996 as to the last
paragraph in Note 5, the "Litigation"
paragraph of Note 7 and Note 10)

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
              MAY 31, 1995 AND 1996 AND UNAUDITED AUGUST 31, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                       AUGUST 31,
                                                                                          1996
                                                               1995         1996       UNAUDITED
                                                              -------     --------     ----------
                                      ASSETS
Current assets
  Cash and cash equivalents.................................  $ 2,272     $  1,592      $     841
  Accounts receivable, net of allowance for doubtful
     accounts of $150 (1995) and $137 (1996)................   21,497       33,526         30,309
  Other receivables.........................................      475        1,035          1,291
  Inventories...............................................   18,204       42,382         46,209
  Prepaid expenses and other................................      732        4,806          2,831
  Deferred taxes............................................    1,433        2,704          2,153
                                                              -------     --------      ---------
     Total current assets...................................   44,613       86,045         83,634
                                                              -------     --------      ---------
Property and equipment, net.................................    9,954       21,411         22,558
                                                              -------     --------      ---------
Other assets:
  Intangible assets, net....................................   14,452       23,783         23,705
  Deposits and other assets.................................      804        1,404          1,673
  Deferred taxes............................................      225          504            534
                                                              -------     --------      ---------
     Total other assets.....................................   15,481       25,691         25,912
                                                              -------     --------      ---------
          Total assets......................................  $70,048     $133,147      $ 132,104
                                                              =======     ========      =========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..........................................  $11,451     $ 19,093      $  15,410
  Accrued expenses..........................................    1,881        6,668          4,752
  Current portion of long-term debt.........................    2,709        9,032          5,631
  Payable to Weider.........................................    3,528        3,747          2,832
                                                              -------     --------      ---------
     Total current liabilities..............................   19,569       38,540         28,625
                                                              -------     --------      ---------
Long-term debt..............................................   22,379       55,275         62,380
                                                              -------     --------      ---------
Commitments and contingencies (Notes 7 and 8)
Stockholders' equity:
  Class A and B common stock -- $1.00 par value, 100,000
     shares authorized, 1,195.17 shares issued and
     outstanding............................................        1            1              1
  Additional paid-in capital................................    4,480        4,480          4,480
  Retained earnings.........................................   23,619       34,851         36,618
                                                              -------     --------      ---------
     Total stockholders' equity.............................   28,100       39,332         41,099
                                                              -------     --------      ---------
          Total liabilities and stockholders' equity........  $70,048     $133,147      $ 132,104
                                                              =======     ========      =========

                See notes to consolidated financial statements.

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                FOR THE YEARS ENDED MAY 31, 1994, 1995 AND 1996
       AND UNAUDITED FOR THE THREE MONTHS ENDED AUGUST 31, 1995 AND 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                               THREE MONTHS ENDED
                                                                                   AUGUST 31,
                                                                               -------------------
                                           1994        1995         1996        1995        1996
                                          -------     -------     --------     -------     -------
                                                                                    UNAUDITED
Net sales...............................  $67,870     $90,927     $186,405     $37,783     $46,927
Cost of goods sold......................   39,287      55,411      116,177      24,868      29,740
                                          -------     -------     --------     -------     -------
Gross profit............................   28,583      35,516       70,228      12,915      17,187
                                          -------     -------     --------     -------     -------
Operating expenses:
  Selling and marketing.................   12,548      15,472       26,596       5,303       7,472
  General and administrative............    5,868       6,198       10,924       2,111       3,144
  Amortization of intangible assets.....      813       1,107        2,079         512         553
  Research and development..............    1,115       1,449        1,469         319         392
                                          -------     -------     --------     -------     -------
     Total operating expenses...........   20,344      24,226       41,068       8,245      11,561
                                          -------     -------     --------     -------     -------
Income from operations..................    8,239      11,290       29,160       4,670       5,626
                                          -------     -------     --------     -------     -------
Other income (expense):
  Interest, net.........................     (245)     (1,079)      (3,736)       (724)     (1,449)
  Other.................................   (1,015)        147         (253)       (111)          5
                                          -------     -------     --------     -------     -------
     Total..............................   (1,260)       (932)      (3,989)       (835)     (1,444)
                                          -------     -------     --------     -------     -------
Income before income taxes..............    6,979      10,358       25,171       3,835       4,182
Provision for income taxes..............    2,845       4,266       10,207       1,555       1,685
                                          -------     -------     --------     -------     -------
Net income..............................  $ 4,134     $ 6,092     $ 14,964     $ 2,280     $ 2,497
                                          =======     =======     ========     =======     =======
Pro forma income per common and common
  equivalent share (unaudited)..........  $           $           $            $           $
                                          =======     =======     ========     =======     =======
Pro forma weighted average shares used
  in computation of pro forma income per
  common and common equivalent share
  (unaudited)...........................
                                          =======     =======     ========     =======     =======

                See notes to consolidated financial statements.

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED MAY 31, 1994, 1995 AND 1996
            AND UNAUDITED FOR THE THREE MONTHS ENDED AUGUST 31, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     CLASS
                                                       A
                                                     AND B      ADDITIONAL
                                                     COMMON      PAID-IN       RETAINED
                                                     STOCK       CAPITAL       EARNINGS      TOTAL
                                                     ------     ----------     --------     -------
Balance at June 1, 1993............................    $1         $   --        $19,485     $19,486
  Net income.......................................    --             --          4,134       4,134
  Distributions to Weider..........................    --             --           (674)       (674)
                                                      ---         ------        -------     -------
Balance at May 31, 1994............................     1             --         22,945      22,946
  Net income.......................................    --             --          6,092       6,092
  Issuance of common stock.........................    --          4,480             --       4,480
  Distributions to Weider..........................    --             --         (5,418)     (5,418)
                                                      ---         ------        -------     -------
Balance at May 31, 1995............................     1          4,480         23,619      28,100
  Net income.......................................    --             --         14,964      14,964
  Distributions to Weider..........................    --             --         (3,732)     (3,732)
                                                      ---         ------        -------     -------
Balance at May 31, 1996............................    $1         $4,480        $34,851     $39,332
  Net income (unaudited)...........................    --             --          2,497       2,497
  Distribution to Weider (unaudited)...............    --             --           (730)       (730)
                                                      ---         ------        -------     -------
Balance at August 31, 1996 (unaudited).............    $1         $4,480        $36,618     $41,099
                                                      ===         ======        =======     =======

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED MAY 31, 1994, 1995 AND 1996
       AND UNAUDITED FOR THE THREE MONTHS ENDED AUGUST 31, 1995 AND 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                              THREE MONTHS ENDED
                                                                                  AUGUST 31,
                                                                             ---------------------
                                         1994        1995         1996         1995         1996
                                        -------     -------     --------     --------     --------
                                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income..........................  $ 4,134     $ 6,092     $ 14,964     $  2,280     $  2,497
  Adjustments to reconcile net income
     to cash provided by (used in)
     operating activities:
     Provisions for bad debts.........      101         108           98           19           68
     Deferred tax provision...........     (129)       (911)      (1,550)        (738)         521
     Depreciation and Amortization....    1,405       2,000        5,001        1,056        1,461
  Changes in operating assets and
     liabilities-net of assets
     acquired (Note 9):
     Accounts receivable..............      908      (4,240)      (8,219)      (1,576)       3,149
     Other receivables................      763        (519)        (496)          36         (256)
     Inventories......................   (2,086)     (8,928)     (18,452)      (2,662)      (3,826)
     Prepaid expenses and other.......      388         (83)      (3,742)          90        1,975
     Deposits and other assets........     (122)         75         (428)          --         (269)
     Accounts payable.................    3,156       1,031          881         (456)      (3,683)
     Accrued expenses.................     (107)         25         (259)        (569)      (1,917)
                                        -------     -------     --------      -------      -------
       Net cash provided by (used in)
          operating activities........    8,411      (5,350)     (12,202)      (2,520)        (280)
                                        -------     -------     --------      -------      -------
Cash flows from financing activities:
  Issuance of common stock............       --       4,480           --           --           --
  Distributions to Weider.............     (673)     (5,418)      (3,731)        (518)        (730)
  Net increase (decrease) in payable
     to Weider........................     (463)      1,914          182        4,259         (915)
  Proceeds from long-term debt........    3,445      17,953       35,250        9,300        9,400
  Payments on long-term debt..........   (3,672)     (1,519)      (4,949)        (180)      (5,696)
                                        -------     -------     --------      -------      -------
       Net cash provide by (used in)
          financing activities........   (1,363)     17,410       26,752       12,860        2,059
                                        -------     -------     --------      -------      -------
Cash flows from investing activities:
  Purchase of companies, net of cash
     acquired.........................   (1,875)     (8,495)      (9,011)         (96)          --
  Purchase of trademarks..............       --          --         (135)        (135)        (475)
  Purchases of property and
     equipment........................   (5,171)     (1,295)      (6,084)      (1,251)      (2,055)
                                        -------     -------     --------      -------      -------
       Net cash used in investing
          activities..................   (7,046)     (9,790)     (15,230)      (1,482)      (2,530)
                                        -------     -------     --------      -------      -------
Increase (decrease) in cash and cash
  equivalents.........................        2       2,270         (680)       8,858         (751)
Cash and cash equivalents, beginning
  of year.............................       --           2        2,272        2,272        1,592
                                        -------     -------     --------      -------      -------
Cash and cash equivalents, end of
  year................................  $     2     $ 2,272     $  1,592      $11,130      $   841
                                        =======     =======     ========      =======      =======

                                                                     (continued)

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED MAY 31, 1994, 1995 AND 1996
       AND UNAUDITED FOR THE THREE MONTHS ENDED AUGUST 31, 1995 AND 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:

                                                                               THREE MONTHS
                                                                                   ENDED
                                                                                AUGUST 31,
                                                                             -----------------
                                            1994       1995       1996       1995        1996
                                           ------     ------     -------     ----       ------
                                                                                 UNAUDITED
    Cash paid during the year for:
      Interest...........................  $  297     $1,163     $ 3,816     $743       $1,452
      Income taxes.......................   3,208      2,279      11,920       --           --

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     In connection with the acquisitions of net assets from other companies (see
Note 8), the Company assumed liabilities as follows:

                                                                           THREE MONTHS ENDED
                                                                               AUGUST 31,
                                                                          --------------------
                                       1994        1995        1996         1995        1996
                                      -------     -------     -------     --------     -------
                                                                               UNAUDITED
    Fair value of assets acquired...  $ 1,004     $ 6,250     $18,497     $ 13,205     $    --
    Cost in excess of fair value of
      net assets acquired...........    2,508       8,788      11,275        8,149          --
    Cash paid, net of cash
      acquired......................   (1,875)     (8,495)     (9,011)         (96)         --
    Debt and liabilities issued.....   (1,226)     (2,000)     (7,063)     (15,128)         --
                                      -------     -------     -------     --------     -------
    Liabilities assumed.............  $   411     $ 4,543     $13,698     $  6,130     $    --
                                      =======     =======     =======     ========     =======

                See notes to consolidated financial statements.

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MAY 31, 1994, 1995 AND 1996
                        (IN THOUSANDS EXCEPT SHARE DATA)

1.  SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Weider Nutrition International, Inc. and its wholly-owned subsidiaries (collectively, the "Company") which is a majority-owned subsidiary of Weider Health and Fitness ("Weider" or the "Parent"). All significant intercompany accounts and transactions have been eliminated.

     DESCRIPTION OF BUSINESS -- The Company is principally involved in the development, manufacturing and marketing of nutritional supplement products.

     USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

     CASH EQUIVALENTS -- Cash equivalents include highly liquid investments with an original maturity of three months or less.

     INVENTORIES -- Inventories are stated at the lower of cost (on a first-in, first-out basis) or market.

     PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization expense was $592 (1994), $894 (1995) and $2,922 (1996), computed primarily using the straight-line method over the estimated useful lives of 31 years for buildings and 2 to 7 years for other property and equipment.

     INCOME TAXES -- The Company files consolidated returns with Weider for Federal and state income tax purposes. For financial statement purposes, the Company has provided for income taxes as if it were filing separately. The Company records in its balance sheet deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in different periods for financial statements versus tax returns. Current income taxes payable are included in payable to Weider on the balance sheet.

     NET SALES -- The Company recognizes sales upon shipment of a product to a customer. Allowances are made for uncollectible accounts and future credits. Net sales and receivables included a customer concentration as follows:

                                                            1994        1995         1996
                                                           -------     -------     --------
    Total net sales......................................  $67,870     $90,927     $186,405
    General Nutrition Center net sales...................   18,043      23,600       30,579
    GNC percent of net sales.............................      27%         26%          16%
    GNC percent of receivables...........................       36          28           16

     FINANCIAL INSTRUMENTS -- The Company's financial instruments, when valued using market interest rates, would not be materially different from the amounts presented in the consolidated financial statements.

     INTANGIBLE ASSETS -- Intangible assets are stated at cost and amortized using the straight-line method over the estimated useful lives of the assets as follows:

    Cost in excess of fair value of net assets acquired....................  10 - 15 years
    Patents and trademarks.................................................  10 - 20 years
    Non-compete agreement..................................................  5 years

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

     UNAUDITED PRO FORMA INCOME PER SHARE -- The calculation of pro forma income per share was determined by dividing pro forma income by the pro forma weighted average common and common equivalent shares outstanding after giving retroactive
effect to the offerings of approximately             shares of Class A common
stock upon the effectiveness of the Registration Statement. In addition, in accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 83, shares issued and share options or warrants granted within one year of or in contemplation of the anticipated IPO have been included in the calculation of common share equivalents, using the treasury stock method to determine the dilutive effect of the issuances, as if they were outstanding for all periods presented. There are no dilutive common equivalent shares other than those considered outstanding for all periods presented in accordance with SAB No. 83.

     UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS -- The consolidated financial statements at August 31, 1996 and for the three months ended August 31, 1995 and 1996 have been derived from unaudited consolidated financial statements of the Company. Management believes the Company's unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Results for the three months ended August 31, 1996 have not been audited and are not necessarily indicative of results to be expected for the full fiscal year.

     ACCOUNTING STANDARDS -- In March 1995, the Financing Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ". This statement addresses the accounting for the impairment of long-lived assets, such as property and equipment, certain identifiable intangibles and goodwill related to those assets. Long-lived assets and certain identifiable intangibles are to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the sum of the future cash flows is less than the carrying amount of the asset. The statement also requires that long-lived assets and identifiable intangibles be accounted for at the lower of cost or fair value less cost to sell. The effect of adopting SFAS No. 121 during the year ended May 31, 1997 is not expected to have a material adverse effect on the Company's financial statements.

2.  INVENTORIES

     Inventories consisted of the following at May 31:

                                                                        1995        1996
                                                                       -------     -------
    Raw materials....................................................  $ 6,628     $16,840
    Work in process..................................................      237       3,165
    Finished goods...................................................   11,339      22,378
                                                                       -------     -------
              Total..................................................  $18,204     $42,383
                                                                       =======     =======

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

3.  PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and consists of the following at May 31:

                                                                        1995        1996
                                                                       -------     -------
    Land.............................................................  $   832     $ 1,679
    Buildings........................................................    6,770       6,970
    Furniture and equipment..........................................    5,055      15,772
    Leasehold improvements...........................................       --       2,616
                                                                       -------     -------
      Sub-total......................................................   12,657      27,037
    Less accumulated depreciation and amortization...................   (2,703)     (5,626)
                                                                       -------     -------
              Total..................................................  $ 9,954     $21,411
                                                                       =======     =======

     In March 1996, the Company purchased a 24-acre parcel of land located in Salt Lake City, Utah for cash of $2,091. The land was subsequently sold to a leasing company for cost and the Company entered into a build-to-suit lease agreement to construct its headquarters and manufacturing facility on the land. The leasing company will spend approximately $16,900 to complete the project. The lease agreement requires the Company to fund any leasehold improvements necessary in excess of $5,852. The lease term will be for 16 years and, lease commitments total approximately $1,855 per year for the first five years and approximately $24,216 in total obligations thereafter. Construction of this facility has commenced and is expected to be completed by mid-1997. Included in prepaid expenses and other is a deposit in escrow of $2,485 related to the sale of the land by the Company and a cash advance to the leasing company which was refunded to the Company in June 1996.

4.  INTANGIBLE ASSETS

     Intangible assets consist of the following at May 31:

                                                                        1995        1996
                                                                       -------     -------
    Cost in excess of fair value of net assets acquired..............  $15,085     $26,360
    Patents and trademarks...........................................    2,236       2,371
    Non-compete agreement............................................      500         500
                                                                       -------     -------
                                                                        17,821      29,231
    Less accumulated amortization....................................   (3,370)     (5,448)
                                                                       -------     -------
              Total..................................................  $14,451     $23,783
                                                                       =======     =======

     The intangible assets result from business combinations accounted for as purchases and are stated at cost. Amortization expense was $813 (1994), $1,107
(1995) and $2,079 (1996).

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

5.  LONG-TERM DEBT

     Long-term debt consists of the following at May 31:

                                                                         1995        1996
                                                                       --------    --------
    Term note payable to General Electric Credit Corporation ("GECC")
      bearing interest at LIBOR plus 2.50% (8.03125% at May 31,
      1996), or prime plus 1.25%, quarterly principal payments due through February 1997 of $750, through February 1998 of $1,000, through February 1999 of $1,250 and through February 2000 of
      $1,750.........................................................  $ 10,200    $ 18,250
    $40,000 revolving line of credit to GECC bearing interest at
      LIBOR plus 2.25% (7.78125% at May 31, 1996) or prime plus 1%,
      through January 2000...........................................     9,000      19,700
    Note payable to Weider, unsecured, bearing interest at LIBOR plus
      2.25%, or prime plus 1.00%, through January 2000...............        --      15,000
    Note payable to the previous owner of American Body Building in connection with an earnout agreement, due January 1997, subject
      to achieving minimum sales levels (see Note 8).................     2,000       1,000
    Mortgage loan, due in monthly installments of $30 including
      interest at 7.625% due February 2009...........................     3,164       3,078
    Note payable in connection with an earnout agreement from the acquisition of Nion, payable annually, based upon operating
      income as defined (see Note 8).................................        --       5,250
    Note payable to the previous owner of Nion, quarterly
      installments of $151 plus interest at 8% through September 1998
      (see Note 8)...................................................        --       1,209
    Other............................................................       724         820
                                                                       --------    --------
         Total.......................................................    25,088      64,307
    Less current portion.............................................     2,709       9,032
                                                                       --------    --------
         Long-term portion...........................................  $ 22,379    $ 55,275
                                                                        =======     =======

     As of May 31, 1996, future payments of long-term debt are due as follows:
$9,031 (1997), $6,343 (1998), $5,607 (1999), $5,359 (2000), $34,810 (2001) and
$3,157 thereafter.

     The notes payable to GECC are secured by all of the real and personal property of Weider and the common stock of the Company. In addition, the notes contain certain covenants, which, among other things, require Weider (i) to maintain specified financial ratios and levels, as defined, and (ii) to restrict additional indebtedness, liens, investments and guarantees; limit payments for dividends, stock repurchases and distributions; limit capital expenditures; and restrict transactions with affiliates. At May 31, 1996, Weider was in compliance with these covenants.

     On September 26, 1996, the Company converted $15,000 of the $18,747 Due to Weider balance to a note payable. Since the Company intended to refinance a portion of the Due to Weider balance as of May 31, 1996 with long-term debt and since this note has been executed, $15,000 of the balance has been classified as long-term debt.

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

6. INCOME TAXES

     The components of income tax expense were as follows for the years ended May 31:

                                                               1994       1995       1996
                                                              ------     ------     -------
    Current.................................................  $2,974     $5,177     $11,757
    Deferred................................................    (129)      (911)     (1,550)
                                                              ------     ------     -------
              Total.........................................  $2,845     $4,266     $10,207
                                                              ======     ======     =======

     The provision for income taxes differs from a calculated income tax at federal statutory rates as follows:

                                                               1994       1995        1996
                                                              -------    -------    --------
    Computed federal income tax expense at the statutory
      rate of 35%...........................................  $ 2,442    $ 3,625    $  8,810
    Amortization of costs in excess of fair value of net
      assets acquired.......................................      133        133         133
    Meals and entertainment.................................        8         25          31
    State income taxes......................................      228        463       1,221
    Other...................................................       34         20          12
                                                               ------     ------     -------
              Total.........................................  $ 2,845    $ 4,266    $ 10,207
                                                               ======     ======     =======

     Deferred income tax assets are included in the balance sheets, as follows:

                                                          1995                      1996
                                                  ---------------------     ---------------------
                                                  CURRENT     LONG-TERM     CURRENT     LONG-TERM
                                                  -------     ---------     -------     ---------
    ASSETS:
      Accounts receivable allowances............  $   351       $  --       $   539       $  --
      Deferred compensation.....................       --         284            --         369
      Accrued vacation and bonuses..............       71          --           112          --
      Capitalization of inventory costs.........      364          --           845          --
      Options and units.........................       --          71            --         272
      State taxes...............................      239          --           727          --
      Non-compete agreement.....................       --          39            --          66
      Basis difference in acquired companies....       --         123            --         118
      Inventory allowance.......................      408          --           481          --
                                                   ------        ----        ------        ----
         Total..................................    1,433         517         2,704         825
                                                   ------        ----        ------        ----
    LIABILITIES:
      Amortization of intangibles...............       --         103            --         105
      Loss on sale of fixed assets..............       --         143            --         147
      Depreciation..............................       --          46            --          69
                                                   ------        ----        ------        ----
         Total..................................       --         292            --         321
                                                   ------        ----        ------        ----
      Deferred income taxes, net................  $ 1,433       $ 225       $ 2,704       $ 504
                                                   ======        ====        ======        ====

7.  COMMITMENTS AND CONTINGENCIES

     LEASES -- The Company leases warehouse and office facilities, transportation equipment and other equipment under several operating lease agreements expiring through 2000. As of May 31, 1996, future minimum payments of $3,254 under the noncancelable operating leases are due as follows: $1,403
(1997),

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

$1,095 (1998), $609 (1999), and $147 (2000). Rental expense charged to operations amounted to $612 (1994), $629 (1995), and $1,610 (1996).

     OPTIONS AND UNITS -- The Company has awarded performance units to certain key employees at base values (exercise prices) per unit equal to the book value per share of the Company at the specified award date. The units vest ratably over a ten-year period from the award date except that vesting may be accelerated for certain defined events. The Company shall convert the units to cash or stock at the option of the holder at fair market value less base value in the case of certain defined events, including a merger, sale of stock, sale of all assets or public offering, or equal to book value less base value, on the date of a voluntary termination. The following table sets forth performance units awarded as of May 31, 1995 and 1996:

                                                     NUMBER OF UNITS          PRICE PER UNIT
                                                   -------------------     --------------------
                                                   AWARDED      VESTED       BASE        BOOK
                                                   -------      ------     --------    --------
    MAY 31, 1995:
      Year of grant:
         1991....................................   37.60       17.60      $ 13,406    $ 23,268
         1994....................................   24.00        2.40        19,200      23,268
    MAY 31, 1996:
      Year of grant:
         1991....................................   37.60       20.93        13,406      39,331
         1994....................................   24.00        4.80        19,200      32,909
         1996....................................    6.00         .60        23,663      32,909

     The Company recorded compensation expense of $183 (1995) and $500 (1996) in connection with these units.

     LITIGATION -- The Company was involved as a defendant in a lawsuit which alleged unfair competition, false advertising and trademark infringement in connection with the marketing and distribution by the Company of the product METAFORM. In September 1996, this lawsuit was settled with no expense to the Company.

     OTHER LITIGATION -- The Company is involved in various other claims, potential unasserted claims and legal actions arising in the ordinary course of business. In the opinion of management, based in part on discussions with legal counsel, the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position.

     ROYALTIES -- In conjunction with certain acquisitions, the Company has entered into agreements which require royalty payments on the sales of specific products as follows:

ROYALTY                            PRODUCT/BRAND                     EXPIRATION
- -------                            -------------                     -------------
2% net sales                       Certain Exceed brand products     December 1998
5% net sales                       Specific Schiff brand products    July 1997
4% net sales                       Specific Weider products          June 2000
2% net sales on first              All bar products                  October 2005
$20,000 3% net sales thereafter

     Royalties paid were approximately $96 (1994), $97 (1995) and $504 (1996).

     RETIREMENT PLAN -- The Company sponsors a contributory 401(k) savings plan covering all employees who have met minimum age and service requirements. Contributions to this plan were approximately $68, $90 and $112 for the years ended May 31, 1994, 1995 and 1996, respectively, and were included in general and administrative expenses.

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

8.  ACQUISITIONS

     In December 1993, the Company acquired the Excel brand name with certain associated assets for cash of $1,175 and notes of $3,400 (consisting of potential earnout payments of which $1,226 has been paid and the remaining potential payments of $2,174 are not recorded in the Company's liabilities because the payment of such obligations is uncertain; if such additional earnout payments become required, a corresponding increase in goodwill will be recorded). The Company accounted for this acquisition as a purchase and recognized intangible assets of $2,564 amortized primarily over 15 years.

     Also in December 1993, the Company acquired the Exceed brand name and associated inventory for cash of $700 and assumed certain liabilities of $203. The Company accounted for the acquisition as a purchase and recognized intangible assets of $853 amortized primarily over 15 years.

     In January 1995, the Company acquired certain assets of American Body Building Products, Inc. and two other related companies for cash of $8,620, a note of $2,000 which is related to potential earn out payments (see Note 5) and the assumption of certain liabilities. The Company accounted for this acquisition as a purchase and recognized goodwill of $8,788, which is being amortized over 15 years. American Body Building Products, Inc. manufactures and distributes energy drinks and nutrition bars.

     In June 1995, the Company acquired the assets of National Institute of Nutrition, Inc. (dba Nion Laboratories) ("Nion") for cash of $8,190, notes of $7,063 (including $5,250 relating to potential earnout payments) (see Note 5) and the assumption of certain liabilities. The Company accounted for this acquisition as a purchase and recognized goodwill of $8,149, which is being amortized over 15 years. Nion manufactures and distributes nutritional supplements in capsule and tablet form.

     In October 1995, the Company acquired certain assets of a company for the forgiveness of a note receivable of $850 and the assumption of certain liabilities. The Company accounted for this acquisition as a purchase and recognized goodwill of $3,126, which is being amortized over a 15 year period. The acquired facility manufactures and distributes nutritional bars.

     In January 1996, the Company purchased net assets with a recorded value of $49 and rights to use the Weider name in England, Ireland and with certain customer accounts in Austria, France and Switzerland for $557 from a commonly controlled entity. The Company incurred liabilities of $250 to the benefit of the commonly controlled entity. As a result, $758 is included in distribution to Weider for the purchase of such assets. The purchase of these assets was accounted for at the historical cost of $49 in the records of the Company. Included in distributions to Weider is an additional $900 paid for the rights to use the Weider name in the European countries not included above.

9.  RELATED PARTY TRANSACTIONS

     Effective June 1, 1994, the Company sold common stock representing 16 1/3% ownership interest primarily to related parties. As consideration for the common stock, the Company received from these parties certain equity and debt instruments. Concurrent with the sale, the Company declared and paid a dividend of that consideration to Weider. The Company recorded these transactions at the net book value of the common shares exchanged ($4,480) and recognized no gain.

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

     Payments to reimburse Weider for Company expenses (including primarily insurance, endorsements, retirement benefits, interest and royalties) are summarized as follows for the years ended May 31:

                                                            1994       1995       1996
                                                           ------     ------     ------
        Operating expense................................  $1,896     $1,483     $2,044
        Interest, net....................................     218        897      3,327
        Other............................................     250        250        250
                                                           ------     ------     ------
                                                           $2,364     $2,630     $5,621
                                                           ======     ======     ======

     The payable to Weider is due on demand and bears interest at the same rate as the term note payable to GECC (see Note 5). Interest is payable monthly. Included in net interest above is interest paid to Weider for both the payable to Weider and to reimburse Weider for interest paid to GECC on behalf of the Company.

     Included in deposits and other assets are loans to officers in principal amount of $200 at May 31, 1995 and 1996.

10.  SUBSEQUENT EVENTS

     Subsequent to May 31, 1996, the Company has entered into negotiations to purchase the net assets and certain marketing rights of a related company in Montreal for approximately $2,000 plus royalties on certain international sales.

     In September 1996, the Company acquired certain assets of Megafitness S.L., a company in Spain, for cash of $500 plus the assumption of certain liabilities; secured a non-compete agreement for $200; and (along with a related party) secured certain intangibles for cash of $300 plus a note of $1,000.

- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER OR MANAGER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

              -----------------

              TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   14
Dividend Policy.......................   14
Dilution..............................   15
Capitalization........................   16
The Company...........................   17
Selected Financial Data...............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   27
Management............................   43
Principal Stockholders................   50
Certain Relationships and Related
  Party Transactions..................   51
Description of Capital Stock..........   55
Shares Eligible for Future Sale.......   57
Certain United States Tax Consequences
  to Non-United States Holders........   59
Underwriting..........................   62
Notice to Canadian Residents..........   64
Legal Matters.........................   65
Experts...............................   65
Available Information.................   65
Index to Consolidated Financial
  Statements..........................  F-1

              -----------------

  UNTIL             , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.
THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------

                                                                 [U.S. OFFERING]

                                 [WEIDER LOGO]

                                             Shares

                              Class A Common Stock



                                   PROSPECTUS



                                CS First Boston

                              Salomon Brothers Inc

                               Hambrecht & Quist
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH
     SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 1996
[INTERNATIONAL OFFERING]
                                            Shares
                                                                            LOGO

                      WEIDER NUTRITION INTERNATIONAL, INC.
                              Class A Common Stock
                                ($.01 par value)

                               ------------------

All of the shares of Class A Common Stock, par value $.01 (the "Class A Common Stock"), of Weider Nutrition International, Inc. (the "Company") offered hereby
 are being sold by the Company. Of the           shares of Class A Common
  Stock being offered,           shares are initially being offered outside
   the United States and Canada (the "International Shares") by the Managers
   (the "International Offering") and           shares are initially being
     concurrently offered in the United States and Canada (the "U.S.
     Shares") by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The offering price and underwriting discounts and commissions of the
       International Offering and the U.S. Offering are identical.

Prior to the Offerings, there has been no public market for the Class A Common
    Stock. It is currently estimated that the initial public offering price
       will be between $        and $       per share. For information
          relating to the factors to be considered in determining the initial public offering price of the Class A Common
                           Stock, see "Underwriting."

Application has been made to list the Class A Common Stock on the New York Stock
                        Exchange under the symbol "WNI."

                               ------------------

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE CLASS A COMMON STOCK, SEE "RISK FACTORS" BEGINNING
                                   ON PAGE 7.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
        HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
               EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                   Underwriting
                                                    Price to      Discounts and     Proceeds to
                                                     Public        Commissions     the Company(1)
                                                 --------------   --------------   --------------
Per Share....................................          $                $                $
Total(2).....................................    $                $                $

(1) Before deducting expenses payable by the Company estimated at $          .

(2) The Company has granted to the U.S. Underwriters and the Managers an option, exercisable by CS First Boston Corporation for 30 days from the date of this prospectus, to purchase a maximum of additional shares to cover over-allotments of shares. If the option is exercised in full, the total
    Price to Public will be $          , Underwriting Discounts and Commissions
    will be $          , and Proceeds to the Company will be $          .
                               ------------------

     The International Shares are offered by the several Managers when, as and if issued by the Company, delivered to and accepted by the Managers and subject to their right to reject orders in whole or in part. It is expected that the
International Shares will be ready for delivery on or about             , 1996,
against payment in immediately available funds.

                                CS First Boston
Salomon Brothers International Limited                         Hambrecht & Quist

                The date of this Prospectus is           , 1996

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY MANAGER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

     In this Prospectus, references to "dollars" and "$" are to United States dollars.

     IN CONNECTION WITH THIS OFFERING, CS FIRST BOSTON CORPORATION, ON BEHALF OF THE U.S. UNDERWRITERS AND THE MANAGERS, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE CLASS A COMMON STOCK OF THE COMPANY PURSUANT TO EXEMPTIONS CONTAINED IN RULES 10b-6, 10b-7 AND 10b-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

              TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   14
Dividend Policy.......................   14
Dilution..............................   15
Capitalization........................   16
The Company...........................   17
Selected Financial Data...............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   27

                                        PAGE
                                        ----
Management............................   43
Principal Stockholders................   50
Certain Relationships and Related
  Party Transactions..................   51
Description of Capital Stock..........   55
Shares Eligible for Future Sale.......   57
Subscription and Sale.................   62
Legal Matters.........................   65
Experts...............................   65
Available Information.................   65
Index to Consolidated Financial
  Statements..........................  F-1

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Class A Common Stock being registered. All amounts are estimates except the registration and filing fees:

    DESCRIPTION                                                                   AMOUNT
    -----------                                                                  --------
    Securities and Exchange Commission registration fee........................  $ 35,690
    NASD filing fee............................................................    10,850
    Printing and engraving expenses............................................      *
    Legal fees and expenses....................................................      *
    Accounting fees and expenses...............................................      *
    Blue Sky fees and expenses.................................................      *
    Transfer Agent and Registrar fees..........................................      *
    Listing Fees...............................................................      *
    Miscellaneous expenses.....................................................      *
                                                                                 --------
              Total............................................................  $
                                                                                 ========

- ---------------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation provide for indemnification of personal liability of the directors of the Company to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "GCL").
Article VIII of the Bylaws of the Company provides for indemnification of officers and directors to the fullest extent permitted under the General Corporation Law of the State of Delaware. The Company may, in the discretion of the Board of Directors, indemnify its employees and agents.

     The indemnification therein provided shall not affect any of the rights of those seeking indemnification which they may be entitled to under bylaw, resolutions or otherwise. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the Company against liability asserted against him and incurred in or arising out of any such capacity, whether or not the Company would have the power to indemnify him against liability under the provisions of this section provided the same is consistent with Delaware law. The right of any person to be indemnified shall be subject to the right of the Company, in lieu of such indemnity, to settle any claim, action, suit or proceeding at the expense of the Company by the payment of the amount of settlement and the costs and expenses incurred in connection therewith.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the following securities were sold by the Company without registration under the Securities Act. All transactions described below have been adjusted to reflect the exchange of each outstanding
share of capital stock of Weider Nutrition for           shares of Common Stock
of the Company, which exchange will become effective immediately prior to the
Offerings:

          1. Pursuant to a Shareholders Agreement No. 1, effective June 1, 1994, by and between Weider and Hornchurch, Hornchurch purchased, among other things, 59.75 shares of Common Stock (or a 5.0% interest in the outstanding Common Stock of Weider Nutrition) and pursuant to a Shareholders Agreement No. 2, effective June 1, 1994, by and between Weider and Hornchurch, Hornchurch purchased, among other things, 119.49 shares of Common Stock (or a 10% interest in the outstanding

     Common Stock of Weider Nutrition). The aggregate purchase price for the Common Stock purchased by Hornchurch was approximately $4,845,105.

          2. Pursuant to a Shareholders Agreement, effective June 1, 1994, by and between Weider and Bayonne Settlement, Bayonne Settlement purchased, among other things, 11.95 shares of Common Stock (or a 1.0% interest in the outstanding Common Stock of Weider Nutrition). The aggregate purchase price for the Common Stock purchased by Bayonne Settlement was $349,332.

          3. Pursuant to a Shareholders Agreement, effective June 1, 1994, by and between Weider and Ronald Corey, Mr. Corey purchased, among other things, 3.98 shares of Common Stock (or a 0.33% interest in the outstanding Common Stock of Weider Nutrition). The aggregate purchase price for the Common Stock purchased by Mr. Corey was $116,444.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

EXHIBIT
  NO.                                             TITLE
- -------                                           -----
  1.1     Form of Underwriting Agreement.*
  1.2     Form of Subscription Agreement.*
  1.3     Intersyndicate Agreement between U.S. Underwriters and Managers.*
  3.1     Amended and Restated Certificate of Incorporation of Weider Nutrition International,
          Inc.*
  3.2     Amended and Restated Bylaws of Weider Nutrition International, Inc.*
  4.1     Form of Class A Common Stock Certificate.*
  5.1     Opinion of Latham & Watkins as to the validity of the Common Stock.*
 10.1     Build-To-Suit Lease Agreement, dated March 20, 1996, between SCI Development Services
          Incorporated and Weider Nutrition Group, Inc.*
 10.2     Agreement by and between Joseph Weider and Weider Health and Fitness.*
 10.3     Form of 1996 Weider Nutrition International, Inc. Stock Option Plan.*
 10.4     Form of Tax Indemnification Agreement by and among Weider Nutrition International,
          Inc., Weider Health and Fitness and the consolidated subsidiaries of Weider Health and Fitness.*
 10.5     Form of Profit Sharing Plan.*
 10.6     Form of 401(k) Pension Plan.*
 10.7     Form of Employment Agreement between Weider Nutrition International, Inc. and Richard
          B. Bizzaro.*
 10.8     Form of Employment Agreement between Weider Nutrition International, Inc. and Robert
          K. Reynolds.*
 10.9     Form of Advertising Agreement between Weider Nutrition International, Inc. and Weider
          Publishing Group Limited.*
 10.10    Shareholders Agreement No. 1 between Weider Health and Fitness and Hornchurch
          Investments Limited.*
 10.11    Shareholders Agreement No. 2 between Weider Health and Fitness and Hornchurch
          Investments Limited.*
 10.12    Shareholders Agreement between Weider Health and Fitness and Bayonne Settlement.*
 10.13    Shareholders Agreement between Weider Health and Fitness and Ronald Corey.*
 10.14    Form of Amendment and Waiver among Weider Health and Fitness, Hornchurch Investments
          Limited, Bayonne Settlement and Ronald Corey.*
 11       Statement regarding computation of per share earnings.*
 21       Subsidiaries of Weider Nutrition International, Inc.*
 23.1     Consent of Deloitte & Touche LLP.*

EXHIBIT
  NO.                                             TITLE
- -------                                           -----
 23.3     Consent of Latham & Watkins (including in Exhibit 5.1)
 24       Powers of Attorney, included on page II-5.*
 27.1     Financial Data Schedule Summary

- ---------------
* To be filed by amendment.

     (b) Financial Statement Schedules.

     Schedule II Valuation and Qualifying Accounts for the Years Ended May 31, 1994, 1995 and 1996.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the U.S. Underwriters and Managers at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the U.S. Underwriters and Managers to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to provide to the U.S. Underwriters and Managers at the closing specified in the Underwriting Agreement and Subscription Agreement certificates in such denominations and registered in such names as required by the U.S. Underwriters and Managers to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed by the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake, State of Utah, on September 27, 1996.

                                          Weider Nutrition International, Inc.



                                          By: /s/ RICHARD B. BIZZARO
                                              ----------------------------------
                                                  Richard B. Bizzaro
                                                  Chief Executive Officer and
                                                  President

                               POWER OF ATTORNEY

     Each of the undersigned officers and directors of Weider Nutrition International, Inc. hereby severally constitutes and appoints each of Richard B. Bizzaro and Robert K. Reynolds as attorney-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any amendments to this Registration Statement (including post-effective amendments), and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each such attorney-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                   NAME                                TITLE                       DATE
                   ----                                -----                       ----


             /s/ ERIC WEIDER                Chairman of the Board and        September 27, 1996
- ------------------------------------------    Director
                Eric Weider


                                             Chief Executive Officer,
          /s/ RICHARD B. BIZZARO              President and Director         September 27, 1996
- ------------------------------------------    (Principal Executive
             Richard B. Bizzaro               Officer)


                                            Chief Operating Officer,
                                              Executive Vice President
          /s/ ROBERT K. REYNOLDS              and Director (Principal        September 27, 1996
- ------------------------------------------    Financial and Accounting
              Robert K. Reynolds              Officer)



           /s/ RONALD L. COREY              Director                         September 27, 1996
- ------------------------------------------
             Ronald L. Corey


           /s/ ROGER H. KIMMEL              Director                         September 27, 1996
- ------------------------------------------
             Roger H. Kimmel


          /s/ GEORGE F. LENGVARI            Director                         September 27, 1996
- ------------------------------------------
            George F. Lengvari


          /s/ RICHARD J. RENAUD             Director                         September 27, 1996
- ------------------------------------------
            Richard J. Renaud

                                                                     SCHEDULE II

             WEIDER NUTRITION INTERNATIONAL, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                FOR THE YEARS ENDED MAY 31, 1994, 1995, AND 1996

                                                        ADDITIONS
                                         BALANCE AT     CHARGED TO
                                         BEGINNING      COSTS AND                        BALANCE AT
DESCRIPTION                               OF YEAR        EXPENSES      DEDUCTIONS        END OF YEAR
- -----------                              ----------     ----------     -----------       -----------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
1994...................................  $   13,316     $  100,802     $   (64,118)(2)    $   50,000
                                         ----------     ----------     -----------        ----------
1995...................................  $   50,000     $  207,976     $  (107,976)(2)    $  150,000
                                         ----------     ----------     -----------        ----------
1996...................................  $  150,000     $   84,077     $   (97,143)(2)    $  136,934
                                         ----------     ----------     -----------        ----------
ALLOWANCE FOR SALES RETURNS:
1994...................................  $   15,347     $  319,689     $   (18,576)(2)    $  316,460
                                         ----------     ----------     -----------        ----------
1995...................................  $  316,460     $  478,539     $   (40,999)(2)    $  754,000
                                         ----------     ----------     -----------        ----------
1996...................................  $  754,000     $  479,205     $   (14,982)(2)    $1,218,223
                                         ----------     ----------     -----------        ----------
INVENTORY RESERVE:
1994...................................  $   69,939     $  354,693     $  (424,632)       $        0
                                         ----------     ----------     -----------        ----------
1995...................................  $        0     $  643,564     $(1,693,565)       $1,050,001
                                         ----------     ----------     -----------        ----------
1996...................................  $1,050,001     $1,616,422     $(1,458,321)       $1,208,102
                                         ----------     ----------     -----------        ----------

- ---------------

(1) Deduction represents the write-off of a noncompete agreement, an advance bonus, and product formulations previously capitalized.

(2) Amount represents amount written off against the reserve.

                             SUBSCRIPTION AND SALE      [INTERNATIONAL OFFERING]

     The institutions named below (the "Managers"), have, pursuant to a
Subscription Agreement dated             , 1996 (the "Subscription Agreement"),
severally and not jointly, agreed with the Company to subscribe and pay for the following respective numbers of International Shares as set forth opposite their names:

                                                                               NUMBER OF
    NAME OF MANAGER                                                       INTERNATIONAL SHARES
    ---------------                                                       --------------------
    CS First Boston Limited.............................................
    Salomon Brothers International Limited..............................
    Hambrecht & Quist LLC...............................................

                                                                                ---------
              Total.....................................................
                                                                                =========

     The Subscription Agreement provides that the obligations of the Managers are such that, subject to certain conditions precedent, the Managers will be obligated to purchase all of the International Shares offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Subscription Agreement provides that, in the event of a default by a Manager, in certain circumstances the purchase commitments of non-defaulting managers may be increased or the Subscription Agreement may be terminated.

     The Company has entered into an Underwriting Agreement with the U.S. Underwriters of the U.S. Offering (the "U.S. Underwriters") providing for the concurrent offer and sale of the U.S. Shares in the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

     The Company has granted to the Managers and the U.S. Underwriters an option, exercisable by CS First Boston Corporation, the representative of the U.S. Underwriters, expiring at the close of business on the 30th day after the
date of this Prospectus to purchase up to           additional shares at the
initial public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Class A Common Stock offered hereby. To the extent that this option to purchase is exercised, each Manager and each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the Managers and the U.S. Underwriters as the number of International Shares set forth next to such Manager's name in the preceding table and as the number set forth next to such U.S. Underwriter's name in the corresponding table in the Prospectus relating to the U.S. Offering bears to the sum of the total number of shares of Class A Common Stock in such tables.

     The Company has been advised by CS First Boston Limited ("CSFBL"), on behalf of the Managers, that the Managers propose to offer the International Shares outside the United States and Canada initially at the public offering price set forth on the cover page of this Prospectus and, through the Managers,
to certain dealers at such price less a commission of $     per share and that
the Managers and such dealers may reallow a commission of $     per share on
sales to certain other dealers. After the initial public offering, the public offering price and commission and reallowance may be changed by the Managers.

     The offering price and the aggregate underwriting discounts and commissions per share and per share commission and reallowance to dealers for the International Offering and the concurrent U.S. Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and the Managers (the "Intersyndicate Agreement") relating to the Offerings, changes in the offering price, the aggregate underwriting discounts and commissions per share and per share commission and reallowance to dealers will be made only upon mutual agreement of CSFBL, on behalf of the Managers, and CS First Boston Corporation ("CSFBC") as representative of the U.S. Underwriters.

     Pursuant to the Intersyndicate Agreement, each of the Managers has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock in the United States or Canada or to any other dealer who does not so agree. Each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock to any person outside the United States or Canada or to any dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories and possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories and possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident of the United States or Canada or (ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment advisor with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the Managers and the U.S. Underwriters of such number of shares of Class A Common Stock as may be mutually agreed upon. The price of any shares of Class A Common Stock so sold will be the public offering price less such amount agreed upon by CSFBL, on behalf of the Managers, and CSFBC, as representative of the U.S. Underwriters, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement, the number of shares of Class A Common Stock initially available for sale by the Managers or by the U.S. Underwriters may be more or less than the amount appearing on the cover page of this Prospectus. Neither the Managers nor the U.S. Underwriters are obligated to purchase from the other any unsold shares of Class A Common Stock.

     Each of the Managers and the U.S. Underwriters severally represents and agrees that: (i) it has not offered or sold and prior to the date six months after the date of issue of the Class A Common Stock will not offer or sell any Class A Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Class A Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Class A Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     The Company and all of its current stockholders, directors and officers have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file, or cause to be filed, with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to any additional shares of its Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of its Class A Common Stock, or publicly disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of CSFBC for a period of 180 days after the date of this Prospectus, except for grants of employee stock options or rights by the Company pursuant to a plan in effect on the date of this Prospectus, issuances pursuant to the exercise of such options or rights and any filing of a registration statement under the Securities Act with respect to any of the foregoing permitted issuances or grants.

     The U.S. Underwriters have reserved up to           shares of Class A
Common Stock offered in the U.S. Offering for sale to certain directors, officers and employees of the Company and its affiliates, business affiliates and related persons who have expressed an interest in purchasing such reserved shares at the initial public offering price. The number of shares available to the general public will be reduced to the extent such employees purchase reserved shares. Any reserved shares that are not so purchased by such employees will be offered by the U.S. Underwriters to the general public on the same terms as the other shares offered hereby.

     The Company has agreed to indemnify the Managers and the U.S. Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the Managers and the U.S. Underwriters may be required to make in respect thereof.

                               INDEX TO EXHIBITS

                                                                                       SEQUENTIALLY
    EXHIBIT                                                                              NUMBERED
    NUMBER                                 DESCRIPTION                                     PAGE
    -------                                -----------                                 ------------
     1.1      Form of Underwriting Agreement*......................................
     1.2      Form of Subscription Agreement*......................................
     1.3      Intersyndicate Agreement between U.S. Underwriters and Managers*.....
     3.1      Amended and Restated Certificate of Incorporation of Weider Nutrition
              International, Inc.*.................................................
     3.2      Amended and Restated Bylaws of Weider Nutrition International,
              Inc.*................................................................
     4.1      Form of Class A Common Stock Certificate*............................
     5.1      Opinion of Latham & Watkins as to the validity of the Common
              Stock*...............................................................
    10.1      Build-To-Suit Lease Agreement, dated March 20, 1996, between SCI
              Development Services Incorporated and Weider Nutrition Group,
              Inc.*................................................................
    10.2      Agreement by and between Joseph Weider and Weider Health and
              Fitness*.............................................................
    10.3      Form of 1996 Weider Nutrition International, Inc. Stock Option
              Plan*................................................................
    10.4      Form of Tax Indemnification Agreement by and among Weider Nutrition
              International, Inc., Weider Health and Fitness and the consolidated subsidiaries of Weider Health and Fitness*...........................
    10.5      Form of Profit Sharing Plan*.........................................
    10.6      Form of 401(k) Pension Plan*.........................................
    10.7      Form of Employment Agreement between Weider Nutrition International,
              Inc. and Richard B. Bizzaro*.........................................
    10.8      Form of Employment Agreement between Weider Nutrition International,
              Inc. and Robert K. Reynolds*.........................................
    10.9      Form of Advertising Agreement between Weider Nutrition International,
              Inc. and Weider Publishing Group Limited*............................
    10.10     Shareholders Agreement No. 1 between Weider Health and Fitness and
              Hornchurch Investments Limited*......................................
    10.11     Shareholders Agreement No. 2 between Weider Health and Fitness and
              Hornchurch Investments Limited*......................................
    10.12     Shareholders Agreement between Weider Health and Fitness and Bayonne
              Settlement*..........................................................
    10.13     Shareholders Agreement between Weider Health and Fitness and Ronald
              Corey.*
    10.14     Form of Amendment and Waiver among Weider Health and Fitness,
              Hornchurch Investments Limited, Bayonne Settlement and Ronald
              Corey*...............................................................
    11        Statement regarding computation of per share earnings*...............
    21        Subsidiaries of Weider Nutrition International, Inc*.................
    23.1      Consent of Deloitte & Touche LLP*....................................
    23.3      Consent of Latham & Watkins (including in Exhibit 5.1)...............
    24        Powers of Attorney, included on page II-5*...........................
    27.1      Financial Data Schedule Summary......................................

- ---------------
* To be filed by amendment.